Registration Nos. 333-92475
                                                                       811-09725
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------


                           PRE-EFFECTIVE AMENDMENT # 2
                                       to
                                    FORM S-6


                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
        OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                                  ------------

                         THE GUARDIAN SEPARATE ACCOUNT N
                              (Exact Name of Trust)

                                  ------------

                 THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.
                               (Name of Depositor)


                   7 Hanover Square, New York, New York 10004
                (Complete Address of Principal Executive Offices)


                                  ------------

                          RICHARD T. POTTER, JR., ESQ.
                 The Guardian Insurance & Annuity Company, Inc.
                                7 Hanover Square
                            New York, New York 10004
                     (Name and address of agent for service)

                                    Copy to:
                            Kimberly J. Smith, Esq.
                          Sutherland, Asbill & Brennan
                         1275 Pennsylvania Avenue, N.W.
                             Washington, D.C. 20004

                                  ------------

Flexible Premium Adjustable Variable Life Insurance Policies -- Registration of Indefinite Amount of Securities Pursuant to Rule 24F-2 Under the Investment Company Act of 1940 (Title, amount and proposed maximum offering price of securities being registered)


This registration statement is being filed in reliance on 6e-3(T) under the Investment Company Act of 1940, as amended.


 Approximate date of proposed public offering: Upon the effective date of this
                             Registration Statement

                                  ------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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

                CROSS REFERENCE TO ITEMS REQUIRED BY FORM N-8B-2

N-8B-2 Item                         Heading in Prospectus
-----------                         ---------------------
1,2,3,51(a).....................    Cover Page; Summary
4...............................    Distribution of the policy and other
                                    contractual arrangements
5...............................    Summary
6(a)............................    The variable investment options
6(b)............................    The variable investment options
7...............................    Not Applicable
8...............................    Financial Statements of the Guardian
                                    Separate Account N
9...............................    Legal proceedings
10(a),(b).......................    Partial withdrawals; your right to Cancel
                                    your policy; Surrendering your policy
10(d)...........................    Fixed-benefit insurance during the
                                    first 24 months; Transfers between the
                                    investment options; Dollar cost averaging
                                    transfer option; Decreasing the face amount
10(e)...........................    Premiums (Default; Grace Period;
                                    Reinstating your policy)
10(f)...........................    Voting rights
10(g),(h).......................    Rights Reserved by GIAC
10(i),44(a),51(g)...............    Premiums; Benefits and policy values; Policy
                                    proceeds
11..............................    The variable investment options
12..............................    The variable investment options
13(a),(b),(c),51(g).............    Premiums, deductions and charges
13(d),(g).......................    Not Applicable
13(e),(f).......................    Deductions and charges; Distribution of the
                                    policy and other contractual arrangements
14..............................    Issuing the policy
15..............................    Premiums (How your premiums are allocated;
                                    Crediting payments)
16..............................    Premiums (How your premiums are allocated;
                                    Transfers between the investment options);
                                    Dollar cost averaging transfer option;
                                    Policy loans
17..............................    Surrendering your policy; Partial
                                    withdrawals; Your right to cancel your
                                    policy; Policy proceeds
18..............................    The variable investment options
19..............................    Communications from GIAC
20..............................    Not Applicable
21(a),(b).......................    Policy Loans; Premiums (Automatic Premium
                                    Loan); Policy proceeds
21(c),22,23.....................    Not Applicable
24..............................    Payment options; Limits to GIAC's Right to
                                    Challenge a Policy; Other information
25,27,29,48.....................    Summary
26..............................    Not Applicable
28..............................    GIAC's Management
30,31,32,33,34,35,36,37.........    Not Applicable
38,39,41(a).....................    Distribution of the policy and other
                                    contractual arrangements
40..............................    The variable investment options (The Funds'
                                    Investment Advisers)
41(b),(c),42,43.................    Not Applicable
44(a)...........................    Premiums; Benefits and policy values
44(b)...........................    Exhibits
44(c)...........................    Premiums
45..............................    Not Applicable
46(a),47........................    Benefits and policy values (Amounts in the
                                    Separate Account; Net investment factor);
                                    Policy Proceeds
46(b)...........................    Not Applicable
49,50...........................    Not Applicable
51(b)...........................    Cover Page
51(c),(d).......................    Death benefit options; Deductions and
                                    charges; Cost of insurance charge;
                                    Deductions from the Separate Account
51(e),(f).......................    The Policyowner; The Beneficiary
51(h),(i),(j)...................    Not Applicable
52(a),(c).......................    Rights Reserved by GIAC
52(b),(d).......................    Not Applicable
53(a)...........................    GIAC's Taxes
53(b),54,55,56,57,58............    Not Applicable
59..............................    Financial Statements of the Guardian
                                    Separate Account N

May 1, 2000

PROSPECTUS FOR PARK AVENUE VUL -- MILLENNIUM SERIES(SM)

PARK AVENUE VUL -- MILLENNIUM SERIES(SM) (Park Avenue VUL) is a variable universal life insurance policy providing lifetime insurance protection. It also offers flexibility in the timing and amount of the premiums you pay, how your premiums are invested, and the amount of coverage you have, but you bear the risk of investment losses for any premiums or cash values allocated to the variable investment options.

A prospective purchaser should evaluate the need for life insurance and the policy's long term investment potential before buying a policy. In addition, it may not be advantageous to terminate existing life insurance coverage and replace it with a Park Avenue VUL policy. Variable life insurance is not a short-term investment. The policy is issued by The Guardian Insurance & Annuity Company, Inc. (GIAC), a wholly owned subsidiary of The Guardian Life Insurance Company of America (Guardian Life) through its Separate Account N (Separate Account). Our offices are located at 7 Hanover Square, Mail Station 215-B, New York, New York 10004.

This prospectus sets forth information that you should know about the policy before investing, and you should retain it for future reference. It must be accompanied by the current prospectuses for:

o     The Guardian Variable Contract Funds, Inc.
      -     The Guardian Stock Fund
      -     The Guardian VC 500 Index Fund
      -     The Guardian VC Asset Allocation Fund
      -     The Guardian VC High Yield Bond Fund

o     The Guardian Bond Fund, Inc.

o     The Guardian Cash Fund, Inc.

o     GIAC Funds, Inc.
      -     Baillie Gifford International Fund
      -     Baillie Gifford Emerging Markets Fund
      -     The Guardian Small Cap Stock Fund

o     AIM Variable Insurance Funds, Inc.
      -     AIM V.I. Capital Appreciation Fund
      -     AIM V.I. Global Utilities Fund
      -     AIM V.I. Value Fund

o     Davis Variable Account Fund, Inc.
      -     Davis Financial Portfolio
      -     Davis Real Estate Portfolio
      -     Davis Value Portfolio

o     Fidelity Variable Insurance Products Fund
      -     Fidelity VIP II Contrafund(R) Portfolio
      -     Fidelity VIP Equity-Income Portfolio
      -     Fidelity VIP III Growth Opportunities Portfolio
      -     Fidelity VIP III Mid Cap Portfolio

o     Gabelli Capital Series Funds, Inc.
      -     Gabelli Capital Asset Fund

o     Janus Aspen Series

      -     Janus Aspen Aggressive Growth Portfolio
      -     Janus Aspen Capital Appreciation Portfolio
      -     Janus Aspen Growth Portfolio
      -     Janus Aspen Worldwide Growth Portfolio


o     MFS(R) Variable Insurance Trust(SM)
      -     MFS Emerging Growth Series
      -     MFS Growth With Income Series
      -     MFS New Discovery Series
      -     MFS Research Series
      -     MFS Total Return Series

o     Value Line Strategic Asset Management Trust

o     Value Line Centurion Fund

These funds correspond to the policy's variable investment options. You can also allocate premiums to a fixed-rate option. Special limits apply to transfers out of the fixed-rate option.

--------------------------------------------------------------------------------
These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The policy is not a deposit or obligation of or guaranteed or endorsed by, any bank or depository institution, or federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency, and involves investment risk, including possible loss of principal amount invested.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      CONTENTS
--------------------------------------------------------------------------------

Summary ....................................................................

About the Park Avenue VUL Policy
-     Issuing the policy ...................................................
-     The Policyowner ......................................................
-     The Beneficiary ......................................................

Benefits and policy values .................................................
-     Additional sum insured ...............................................
-     No Lapse Guarantee ...................................................
-     Death benefit options ................................................
-     Changing your death benefit option ...................................
-     Paying the death benefit .............................................
-     Policy values ........................................................

Premiums, deductions and charges ...........................................
-     Premiums .............................................................
-     Deductions and charges ...............................................

Your allocation options ....................................................
-     The variable investment options ......................................
-     The fixed-rate option ................................................

Special features of your policy ............................................
-     Policy loans .........................................................
-     Decreasing the face amount ...........................................
-     Increasing the face amount ...........................................
-     Partial withdrawals ..................................................
-     Surrendering your policy .............................................
-     Transfers between the investment options .............................
-     Transfers from the fixed-rate option .................................
-     Dollar cost averaging transfer option ................................
-     Policy proceeds ......................................................
-     Exchanging a policy ..................................................
-     Payment options ......................................................

Tax considerations .........................................................
-     Tax status of the policy .............................................
-     Treatment of policy proceeds .........................................
-     Exchanges ............................................................
-     Policy changes .......................................................
-     Estate and generation skipping transfer taxes ........................
-     Possible tax law changes .............................................
-     GIAC's taxes .........................................................
-     Income tax withholding ...............................................

Rights and responsibilities ................................................
-     Assigning the rights to your policy ..................................
-     Voting rights ........................................................
-     Limits to GIAC's right to challenge a policy .........................
-     Rights reserved by GIAC ..............................................
-     Your right to cancel your policy .....................................

Other Information ..........................................................
-     Distribution of the policy and other contractual arrangements ........
-     Communications we'll send you ........................................
-     Special provisions for group or sponsored arrangements ...............
-     Legal considerations for employers ...................................
-     Advertising practices ................................................
-     Legal proceedings ....................................................
-     Legal matters ........................................................
-     Registration statement ...............................................

-     Financial Statements .................................................

-     Financial and actuarial experts ......................................
-     GIAC's management ....................................................

Special terms used in this prospectus ......................................

Financial Statements .......................................................

-     Financial Statements of ..............................................
      The Guardian Insurance & Annuity Company, Inc. .......................


Appendices A to E ..........................................................

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The Park Avenue VUL policy may not be available in all states or jurisdictions.
This prospectus does not constitute an offering in any state or jurisdiction in which such offering may not lawfully be made. GIAC does not authorize any information or representations regarding the offering described in this prospectus other than as contained in this prospectus or any supplement thereto or in any supplemental sales material authorized by GIAC.
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

                       This page intentionally left blank

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      SUMMARY
--------------------------------------------------------------------------------

This summary outlines the principal features of your Park Avenue VUL variable universal life insurance policy. It is qualified by the detailed explanation which follows and the terms of your VUL policy. We deliver this prospectus with a copy of the prospectuses for each of the mutual funds corresponding to the variable investment options in which you may invest your Park Avenue VUL premiums.

      Please read this prospectus and the fund prospectuses carefully before investing.

--------------------------------------------------------------------------------

WHAT IS VARIABLE LIFE INSURANCE AND HOW DOES IT WORK?

Variable life insurance is intended to provide two important benefits:

o     a death benefit that is not taxable to your beneficiary

o     a cash value that can grow, with taxes on the growth being deferred.

You allocate your net premium payments and cash value among the variable investment options and the fixed-rate option. Most of these options provide variable returns. That's why it's called variable life insurance. Under a variable universal life insurance policy, you are also able to change:

o     the death benefit option

o     your policy's face amount, and

o     the frequency and amounts of payments.

If the investment options that you choose perform well, the cash value of your policy will increase, and the death benefit may also increase. As a variable life insurance policyowner, however, you bear the risk of investment losses to the extent that your cash values are invested in the variable options. Your policy has no guaranteed cash value.

WHO CAN BUY A PARK AVENUE VUL POLICY?

You can buy a VUL policy if:

o     you live in a state or jurisdiction where we offer the policy, and

o the person being insured is at most age 80 and meets our insurance requirements.

Terms we've used
--------------------------------------------------------------------------------
In this document, we, us, and our refer to The Guardian Insurance & Annuity Company, Inc., and you and your refer to the policyowner. You can find definitions of special terms used in this prospectus at the end of this document. We've used italic script to highlight these terms the first time they appear in the text.


                                                          ----------------------
S U M M A R Y                                             P R O S P E C T U S  1
                                                          ----------------------

Consult your legal or tax adviser about the consequences of exchanging your existing policy for a Park Avenue VUL policy. See the sections in this prospectus called Deductions and charges, Tax considerations, and Special provisions for group or sponsored arrangements.

WHAT ARE THE BENEFITS UNDER YOUR POLICY?

There are two types of insurance benefits available through this policy: death benefits and rider benefits. We pay death benefits to the beneficiary named in the policy when we receive proof that the insured has died while the policy was in force. Rider benefits offer special optional coverage in addition to the death benefit. The rider benefits you choose will determine the additional amount, if any, that's paid to the beneficiary.

Benefits
--------------------------------------------------------------------------------
There are two types of insurance benefits available through this policy: death benefits and rider benefits. We pay death benefits to the beneficiary named in the policy when we receive proof that the insured has died while the policy was in force. Rider benefits offer special optional coverage in addition to the death benefit.

Death benefits

You have a choice of three death benefit options with this policy:

o under Option 1, the death benefit is a fixed amount, your policy's face amount.

o under Option 2, the death benefit is a variable amount, based on your policy's face amount and the value of the investments held in your policy, your policy account value. These values can change depending on the performance of the investments held in your policy.

o under Option 3, the death benefit is an amount based on your policy's face amount and the sum of your net accumulated premiums. The death benefit amount will increase when you make premium payments, but will decrease when you make partial withdrawals.

You may choose among these options, with some restrictions, until the policy anniversary (the anniversary each year of the date your policy was issued) closest to the insured's 100th birthday. On or after this date, the death benefit will be the policy account value.

You can change your policy's death benefit option on any policy anniversary after your policy has been in force for one year, and as long as the insured is still living. If you want option 3, you must select it at issue; you cannot change to Option3 after that time. If you are changing from Option 1 to Option 2, you will need to prove that the insured meets our insurance requirements. For more information see Death benefit options.

Additional sum insured

You may purchase an additional sum insured when this policy is issued. The additional sum insured will be part of your policy's face amount. This option may not be available in all jurisdictions. See Benefits and policy values.


----------------------
2  P R O S P E C T U S                                             S U M M A R Y
----------------------

Rider benefits

Riders are a way to add to the coverage offered by your policy. The following riders are offered under this policy. They are subject to GIAC's insurance and policy issuing requirements, and all may not be available in all states:

o     adjustable annual renewable term rider

o     accidental death benefit rider

o     guaranteed insurability option rider

o     guaranteed coverage rider

o     waiver of monthly deduction rider

o     disability benefit rider.

o     select security rider

o     exchange of insured rider

Depending on your individual circumstances, it may or may not be to your advantage to add coverage to your policy through a rider. Some of the circumstances to consider include the premium you want to pay, the amount of coverage and how long you want this additional coverage for, and the age, sex and underwriting classification of the insured. Your GIAC representative can help you decide whether adding rider benefits to your policy would be in your best interest.

The cost of any rider benefits you have added to your policy will be included in your monthly deduction, which is withdrawn from your policy account value each month.

HOW MUCH DO WE PAY OUT IF THE INSURED DIES?

The amount we pay when the insured dies is:

o the proceeds of the death benefit option in effect as of the monthly processing date immediately preceding the insured's death, plus

o     the extra insurance provided by any riders included in your policy, minus

o any outstanding policy loans, plus accrued interest, as of the date of the insured's death, minus

o     as of the date of the insured's death, the lesser of:

      o     any premium required under the no lapse guarantee, or

      o the amount required to bring the cash surrender value up to zero, and minus

o any partial withdrawals between the last monthly processing date and the date of death.


                                                          ----------------------
S U M M A R Y                                             P R O S P E C T U S  3
                                                          ----------------------

If Option 3 is in effect when the insured dies, the amount we pay will increase by the amount of premiums paid between the last monthly processing date and the date of death.

We pay these benefits in a lump sum, or under one of the options described in Payment options.

HOW MUCH DO YOU HAVE TO PAY IN PREMIUMS?

Premiums are the payments you make to buy and keep your insurance in force. There are several types of premiums associated with your Park Avenue VUL, which together form your policy premium. They are:

Paying premiums
--------------------------------------------------------------------------------
After you have paid the initial premium, you may pay premiums on your policy at any time and in any amount during the lifetime of the insured.

o the initial premium, which you pay to begin your policy. It must be at least one-sixth of your minimum annual premium,

o the minimum annual premium, which is set out in your policy. It is used to calculate the amount of premium that must be paid as of the most recent monthly processing date to satisfy the No Lapse Guarantee Premium Test during the first three years of your policy,

o your planned premium, which is a premium amount that you choose when you apply for a policy. You do not have to pay your planned premiums; however, we will send you reminder notices for them,

o your target premium, which is based on the insured's age, sex (unless gender-neutral rates are required by law), riders, face amount and underwriting class. It is used to determine premium charges and agent commissions. You have a separate target premium for your policy (including any additional sum insured) and for each policy segment that you add to your policy in order to increase its face amount. Certain riders also have target premiums associated with them,

After you have paid the initial premium, you may pay premiums on your policy at any time and in any amount during the lifetime of the insured. However, if the cash value of your policy is not sufficient to cover the monthly deduction from your policy, your policy may lapse, unless the No Lapse Guarantee is in effect and you have satisfied its requirements. We will warn you if your policy is in danger of lapsing.


----------------------
4  P R O S P E C T U S                                             S U M M A R Y
----------------------

WHAT ARE YOUR ALLOCATION OPTIONS?

You choose where your net premiums are invested. There are a number of variable investment options and a fixed-rate option. Your premiums may be allocated to a maximum of twenty allocation options at one time.

Allocation options
--------------------------------------------------------------------------------
You choose where your net premiums are invested. There are a number of variable investment options and a fixed-rate option. Your premiums may be allocated to a maximum of twenty allocation options at one time.

Each variable investment option invests in a series of a mutual fund. The value of these options, and your policy account value in them, will vary depending on the performance of the mutual funds. There is no minimum guaranteed policy account value for amounts allocated to the variable investment options.

The mutual funds that are currently available through the variable investment options are:

o     The Guardian Variable Contract Funds, Inc.
      -     The Guardian Stock Fund
      -     The Guardian VC 500 Index Fund
      -     The Guardian VC Asset Allocation Fund
      -     The Guardian VC High Yield Bond Fund

o     The Guardian Bond Fund, Inc.

o     The Guardian Cash Fund, Inc.

o     GIAC Funds, Inc.
      -     Baillie Gifford International Fund
      -     Baillie Gifford Emerging Markets Fund
      -     The Guardian Small Cap Stock Fund

o     AIM Variable Insurance Funds, Inc.
      -     AIM V.I. Capital Appreciation Fund
      -     AIM V.I. Global Utilities Fund
      -     AIM V.I. Value Fund

o     Davis Variable Account Fund, Inc.
      -     Davis Financial Portfolio
      -     Davis Real Estate Portfolio
      -     Davis Value Portfolio

o     Fidelity Variable Insurance Products Fund
      -     Fidelity VIP II Contrafund(R) Portfolio
      -     Fidelity VIP Equity-Income Portfolio
      -     Fidelity VIP III Growth Opportunities Portfolio
      -     Fidelity VIP III Mid Cap Portfolio

o     Gabelli Capital Series Funds, Inc.
      -     Gabelli Capital Asset Fund

o     Janus Aspen Series
      -     Janus Aspen Aggressive Growth Portfolio

      -     Janus Aspen Capital Appreciation Portfolio
      -     Janus Aspen Growth Portfolio
      -     Janus Aspen Worldwide Growth Portfolio


o     MFS(R) Variable Insurance Trust(SM)
      -     MFS Emerging Growth Series
      -     MFS Growth With Income Series
      -     MFS New Discovery Series
      -     MFS Research Series
      -     MFS Total Return Series

o     Value Line Strategic Asset Management Trust

o     Value Line Centurion Fund


                                                          ----------------------
S U M M A R Y                                             P R O S P E C T U S  5
                                                          ----------------------

You will find the investment objectives, policies, risks, fees and expenses for each of these funds listed in the accompanying prospectus for that fund. You should read the corresponding fund prospectus carefully before investing in any variable investment option. For a summary of this information see The variable investment options.

Amounts allocated to the fixed-rate option earn a set rate of interest. You earn interest on the total that you have invested in the fixed-rate option, including interest you have earned in previous years. Interest accrues daily at a minimum annual interest rate of 4%. GIAC sets the rate of interest for the fixed-rate option in its sole discretion and guarantees your principal and interest under this option.

CAN YOU TRANSFER THE MONEY IN YOUR POLICY AMONG DIFFERENT ALLOCATION OPTIONS?

To the extend that the money in your policy is not being held as collateral against a loan, you can transfer it among the variable investment options, and into the fixed-rate option, at any time. You may choose up to twenty allocation options at any time. We limit transfers out of the fixed-rate option. See The fixed-rate option.

DO YOU HAVE ACCESS TO THE MONEY YOU'VE INVESTED IN YOUR POLICY?

After your policy has been in force for one year, you may, within limits, make partial withdrawals of your policy's net cash surrender value. The net cash surrender value is your policy account value minus any surrender charges and policy debt.

Withdrawing money
--------------------------------------------------------------------------------
After your policy has been in force for one year, you may, within limits, make partial withdrawals of your policy's net cash surrender value. You may also borrow up to 90% of your policy's cash surrender value less any interest due on the outstanding policy debt and the amount borrowed at the next policy anniversary. You may at any time surrender your policy for the net cash surrender value.

You may also borrow up to 90% of your policy's cash surrender value less: (i) any outstanding policy debt; (ii) any interest due at the next policy anniversary on the outstanding policy debt; and (iii) any interest that will be due at the next policy anniversary on the amount being borrowed. The cash surrender value is the policy account value minus any surrender charges. We will charge you an annual interest rate of 5% on all outstanding loans that you have taken against your policy. This rate will decrease to 4.5% after your policy's 20th anniversary.

You may at any time surrender your policy for the net cash surrender value. After you surrender your policy, you no longer have insurance coverage.


----------------------
6  P R O S P E C T U S                                             S U M M A R Y
----------------------

HOW IS YOUR POLICY AFFECTED BY TAXES?

Increases in the value of your policy and the death benefit

We believe it is reasonable to conclude that your Park Avenue VUL policy will receive the tax benefits generally associated with life insurance contracts under existing federal tax laws. This means that increases in the value of your policy should not be taxed unless you make a withdrawal in excess of your "basis" in the policy -- which is generally equal to the total amount that you have paid in premiums -- (or, in some cases, take a loan) or surrender your policy before the insured dies. Partial withdrawals, surrenders and policy loans all result in money being taken out of your policy before the insured dies. We believe that the money the beneficiary receives when the insured dies generally should not be subject to federal income tax, but may be subject to federal estate taxes or generation skipping transfer taxes. See Tax Considerations.

Tax on increases
--------------------------------------------------------------------------------
Increases in the value of your policy should not be taxed unless you make a withdrawal (or, in some cases, take a loan) or surrender your policy before the insured dies.

WHAT DEDUCTIONS AND CHARGES DO YOU HAVE TO PAY?

There are various deductions and charges associated with maintaining your Park Avenue VUL policy. Each of these charges is outlined below and in detail in Deductions and charges. Some of these charges can vary, depending on certain circumstances, and there may be a guaranteed or maximum charge, and a current charge. The guaranteed or maximum charge is the most that we can charge you for a particular item. The current charge is what we are now charging for that item. We have the right to increase the current charge up to the maximum charge. We will tell you if we increase these charges.

Charges deducted from your policy premiums

During each of the first 12 policy years after issue or after an increase in coverage, a charge of 8% is deducted from each premium you pay until you have paid one target premium in a policy year, and 4% is deducted from premiums paid in excess of the target premium. After the 12th year, this charge drops to 4% for premiums paid in a policy year, until you have paid one target premium, and no charge for premiums paid in excess of one target.

The monthly deduction

We deduct certain charges from your policy account value on the same date each month. The monthly deduction consists of the following:

Administrative Charges: There are two administrative charges. At the beginning of each policy month, we will deduct an administrative charge of $7.50. In addition, for the first 12 policy years after issue or after an increase in face amount, we will deduct a monthly charge based on the age, sex, face amount and underwriting class of the insured.


                                                          ----------------------
S U M M A R Y                                             P R O S P E C T U S  7
                                                          ----------------------

Mortality and expense risk charge: This charge is based on the policy account value in the variable investment options and is guaranteed never to exceed the current rates stated below plus 0.25% of the policy account value. Through the twelfth policy anniversary, we will deduct a monthly charge at a current annual rate of 0.60% of the policy account value in the variable investment options. Starting in the thirteenth policy year, we will deduct a monthly charge at a current annual rate of 0.40% of the policy account value in the variable investment options, up to the account value breakpoint, and 0.20% on the amount in excess of the account value breakpoint. See Charges and deductions (Mortality and expense risk charge).

Cost of insurance charge: This charge is based on our current cost of insurance rates for those of the same age, sex, policy duration (the number of policy years that have elapsed since the policy date) and underwriting class as the insured under your policy. The maximum that we can charge for each $1,000 of the net amount at risk (the difference between your policy's death benefit and your policy account value) is set out in your policy. See Charges and deductions (Cost of insurance charge).

Charges for additional insurance benefits: If you buy additional insurance coverage by adding one or more riders to your policy, the charges will be deducted monthly from your policy account value.

After the anniversary closest to the insured's 100th birthday all monthly deductions cease.

Transaction deductions

We deduct these charges from the policy account value when you ask us to do certain transactions. The charges are as follows:

Surrender charge: This charge applies if you surrender your policy or let it lapse during the nine years following issue or an increase in face amount. The surrender charge during the first policy year is set forth in your policy. It declines proportionally each year until it is zero after 9 years. The charge will vary depending on the insured's age when the policy was issued or the face amount increased, sex and underwriting class.

Transfer charge: After you make twelve transfers of policy account value among the allocation options within a policy year, we may charge you $25 for each additional transfer. We don't currently impose this charge.


----------------------
8  P R O S P E C T U S                                             S U M M A R Y
----------------------

Deductions associated with the Separate Account

We have the right to charge the Separate Account to cover any taxes that are applicable to the Separate Account or the policies. We don't currently impose this charge.

Deductions associated with the mutual funds

Daily deductions are made from the value of the mutual funds in which you invest through the Separate Account, to cover advisory fees and other expenses. As a result, you pay these fees and expenses indirectly. The fees and expenses vary for each mutual fund and are described in more detail in the fund prospectuses.

WHAT CHANGES CAN YOU MAKE TO YOUR POLICY?

Decreasing the face amount of the policy

On or after your first policy anniversary you may request a decrease in the face amount. The decrease must be at least $5,000, and the insured must be alive when we receive your request. The new face amount cannot be lower than GIAC's current minimum face amount. See Decreasing the face amount.

Policy changes
--------------------------------------------------------------------------------
With certain restrictions, you may:

o     request an increase or decrease in the face amount of your policy

o exchange your Park Avenue VUL Policy for a fixed benefit life insurance policy

o     cancel your policy after it has been issued.

See accompanying text for details.

Increasing the face amount of the policy

On your first policy anniversary, and on each anniversary up to and including the anniversary nearest the insured's 70th birthday, you may request an increase in your policy's face amount. The increase is subject to evidence of insurability, and must be for at least $10,000. The amount of each increase will be treated as a separate policy segment, with its own underwriting class, cost of insurance rates, surrender charges, administrative charges, target premiums, and, during the first three policy years, minimum annual premium.

After you increase the face amount, your new premiums will be applied first to the target premium on your original policy, and then to the target premium for any policy segments, in the order that you bought them. See Increasing the face amount.


                                                          ----------------------
S U M M A R Y                                             P R O S P E C T U S  9
                                                          ----------------------

Exchanging your Park Avenue VUL policy for a fixed-benefit life insurance policy

You may exchange all or a portion of your Park Avenue VUL policy for a fixed-benefit whole life insurance policy issued by GIAC or one of our affiliates by the later of two years after the issue date of your policy or the policy anniversary nearest the insured's 70th birthday. If you do this, you don't have to prove that the person being insured meets our insurance requirements for issuing a policy. There may be a credit or a cost to be paid. See Special Features of your policy.

Canceling your policy after it has been issued

You may cancel your policy by returning it with a written cancellation notice to either our customer service office or the agent from whom you bought the policy. You must do this within:

o     10 days after you receive your policy, or

o     45 days after you sign the completed application for your policy.

Longer periods may apply in some states. Once we receive your notice, we will refund all of the premiums you paid, and your policy will be considered void from the beginning. See Your right to cancel your policy.

COULD YOUR POLICY LAPSE?

Your policy may lapse if its net cash surrender value is less than zero after deducting the monthly deduction in a given month, and you do not make the required premium payment within 61 days of the time the monthly deduction is due.

Could your policy lapse?
--------------------------------------------------------------------------------
Your policy may lapse if you don't pay enough policy premium or if you have excess policy debt.

For the first three years of your policy the No Lapse Guarantee ensures that it will not lapse, even if the net cash surrender value of your policy is insufficient to pay the policy's monthly deduction in a given month, so long as the No Lapse Guarantee Premium Test is met. See Premiums and No Lapse Guarantee.

Your policy may also lapse if you have not made a loan repayment 61 days after the monthly date on which the amount of any unpaid loans or interest exceeds your policy's cash surrender value.

We will warn you at least 30 days in advance if we see that your policy is in danger of lapsing. We will tell you the premium or the portion of your loan that you must pay in order to keep your policy in force, and will keep your policy in force if we receive the required payment when requested. See Grace Period.


-----------------------
10  P R O S P E C T U S                                            S U M M A R Y
-----------------------

HOW CAN YOU COMMUNICATE WITH US?

We cannot act on any request (except for proper telephone transfer requests) unless it is received in writing at our customer service office, in a form acceptable to us. Your request must include:

o     your policy number

o     the full name of all policyowners

o     the full name of the insured, and

o     your current address.

Our address for regular mail is:
  The Guardian Insurance & Annuity Company, Inc.
  P.O. Box 26210
  Lehigh Valley, PA 18002-6210

Our address for registered, certified or express mail is:
  The Guardian Insurance & Annuity Company, Inc.
  3900 Burgess Place
  Lehigh Valley, PA 18002-6240

If you need information on the value of your policy, you may call us at 1-800-441-6455 between 9 a.m. and 4 p.m. Eastern time.

WHO ISSUES YOUR PARK AVENUE VUL POLICY?

Your Park Avenue VUL policy is issued, through its Separate Account N, by The Guardian Insurance & Annuity Company, Inc. (GIAC), a Delaware stock insurance company formed in 1970. GIAC is licensed to sell life insurance in all 50 states of the United States of America and the District of Columbia. As of December 31, 1999, our total assets (gaap basis) exceeded $12 billion.

We are wholly owned by The Guardian Life Insurance Company of America (Guardian
Life). The offices of both Guardian Life and GIAC are located at 7 Hanover Square, New York, New York 10004.

Both Guardian Life and GIAC have consistently received exemplary ratings from Moody's Investors Service, Inc., Standard & Poor's Corporation, Duff & Phelps and A.M. Best. These ratings may change at any time, and only reflect GIAC's ability to meet its insurance-related obligations and the guaranteed return on the fixed-rate option. These ratings do not apply to the variable investment options, which are subject to the risks of investing in any securities. Guardian Life does not issue the Park Avenue VUL policies, and does not guarantee the benefits provided by the policy.


                                                         -----------------------
S U M M A R Y                                            P R O S P E C T U S  11
                                                         -----------------------

The Park Avenue VUL policy diagram(1)

------------------------------------------------------------------------------------------------------------------------

POLICY PREMIUMS                                   o--------Less-------->      Premium charge

POLICY ACCOUNT VALUE

THE SEPARATE ACCOUNT
                                                                              Fund level expenses
THE MUTUAL FUNDS                                  o--------Less-------->      Advisory fees and other expenses
(including any investment return)

Guardian Investor Services Corporation
The Guardian Stock Fund
The Guardian VC Asset Allocation Fund
The Guardian VC High Yield Bond Fund
The Guardian VC 500 Index Fund
The Guardian Small Cap Stock Fund
The Guardian Bond Fund
The Guardian Cash Fund

Guardian Baillie Gilfford Limited
Baillie Gifford International Fund
Baillie Gifford Emerging Markets Fund

Value Line, Inc.
Value Line Centurion Fund
Value Line Strategic Asset Management Trust                                   Policy level expenses
                                                  o--------Less-------->      Monthly deductions
Gabelli Funds, Inc.                                                           o Administrative charges
Gabelli Capital Asset Fund                                                    o Mortality and expense risk charge
                                                                              o Charge for the cost of insurance
Davis Selected Advisers, LP                                                   o Charge for additional insurance benefits
Davis Financial Portfolio
Davis Real Estate Portfolio
Davis Value Portfolio

Janus Capital Corporation
Janus Aspen Aggressive Growth Portfolio
Janus Aspen Capital Appreciation Portfolio
Janus Aspen Growth Portfolio
Janus Aspen Worldwide Growth Portfolio

Massachusetts Financial Services Company
MFS Emerging Growth Series
MFS Total Return Series
MFS Growth With Income Series
MFS Research Series
MFS New Discovery Series

A I M Advisors, Inc.
AIM V.I. Capital Appreciation Fund
AIM V.I. Value Fund
AIM V.I. Global Utilities Fund

Fidelity Management & Research Company
Fidelity VIP III Growth Opportunities Portfolio
Fidelity VIP Equity Income Portfolio
Fidelity VIP II Contrafund(R) Portfolio
Fidelity VIP III Mid Cap Portfolio

FIXED-RATE OPTION                 LOAN ACCOUNT
(plus interest credited)          (plus loan interest account)

                                  -------------------------Less-------->      Transaction deductions
                                                                              o Surrender charge

-----------------------------------------------------
CASH SURRENDER VALUE
-----------------------------------------------------

                                  -------------------------Less-------->      Policy debt

-----------------------------------------------------
NET CASH SURRENDER VALUE
-----------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

(1) This diagram excludes the transfer charge which is not being imposed currently. Interest on policy debt and repayments of policy debt are also not reflected in the diagram.


-----------------------
12  P R O S P E C T U S                                            S U M M A R Y
-----------------------

--------------------------------------------------------------------------------
      ABOUT THE PARK AVENUE VUL POLICY
--------------------------------------------------------------------------------

THIS SECTION provides detailed information about your policy. It explains your rights and responsibilities under the policy, and those of GIAC. Because the laws and regulations that govern the policy vary among the jurisdictions where the policy is sold, some of the policy's terms will vary depending on where you live. These will be outlined in the policy we send you.

Issuing the policy
--------------------------------------------------------------------------------
A Park Avenue VUL insurance policy must have basic sum insured coverage of at least $100,000.

ISSUING THE POLICY

A Park Avenue VUL insurance policy must have basic sum insured coverage of at least $100,000 ($125,000 for the pension trust version of the policy). To issue a policy:

o the insured must be age 80 or under and meet our insurance requirements, and

o     you must live in a state or jurisdiction in which we offer the policy.

If you have a convertible term policy, or a whole life policy with a convertible term rider, you may receive a credit of up to one minimum annual premium if you convert it to a Park Avenue VUL policy.

If you are interested in exchanging an existing policy for a Park Avenue VUL policy, we recommend that you speak with your lawyer or tax adviser first. Replacing your existing policy may not be advantageous.

Some jurisdictions do not allow insurance companies to provide different benefits based on the sex of the insured. For these jurisdictions we offer a version of the Park Avenue VUL policy with the same benefits for men and women.

Backdating your policy

Under certain circumstances we will backdate your policy if you ask us to, giving you a policy date up to six months before the application was actually signed. Backdating your policy will only be allowed if it would allow you to qualify for a lower premium because the insured was younger on an earlier policy date. On the date the policy is actually issued, we deduct the monthly deductions due from the backdated policy date to the issue date. We will not backdate a policy to a date before which the policy was available in the state of issue.


                                                         -----------------------
A B O U T  T H E  P O L I C Y                            P R O S P E C T U S  13
                                                         -----------------------

THE POLICYOWNER

The policyowner is the person named on the application as the owner of the policy. You may own a policy jointly with more than one person. A policyowner does not have to be the insured. While the insured is living, only the policyowner named in our records has the right to exercise rights granted by the policy unless ownership of the policy has been assigned to someone else. Except for transfers, all of the policy's joint owners must approve policy transactions or changes in writing, including assigning ownership of the policy to someone else. When a joint policyowner dies, we will divide his or her share of the policy equally among the other policyowners, unless the deceased policyowner has indicated otherwise.

The Policyowner
--------------------------------------------------------------------------------
The policyowner is the person named on the application as the owner of the policy. You may own a policy jointly with more than one person. A policyowner does not have to be the insured.

If you want to change the policyowner, you must request it in writing in a form acceptable to us. Your request must be signed and dated by all of the policyowners. The change will be made effective on the date your request was signed, but will not apply to any payments or actions taken before we receive your request. If you are not the insured and die before the insured, your estate (or if there had been joint owners, the estate of the last surviving joint owner) becomes the policyowner, unless you have named someone to take over ownership of the policy (a successor owner). If you are both the policyowner and the insured, a successor owner may not be named, because the policy ends when you die.

THE BENEFICIARY

The beneficiary is the person you name to receive the proceeds when the insured dies. You can change the beneficiary until the insured dies. Also, you may name a 'contingent' beneficiary, who will receive the proceeds if the first beneficiary dies before the insured, or a second or 'concurrent' beneficiary, who will receive a portion of the proceeds when the insured dies. The beneficiary must live longer than the insured to qualify as a beneficiary, and has no rights under the policy until the insured dies. If the insured outlives all of the beneficiaries named in the policy, then the policyowner or the policyowner's estate becomes the beneficiary.
If you want to change the beneficiary, you must give us your instructions in writing in a form acceptable to us. Your request must be signed and dated by all of the policyowners listed in our records. The change is made effective on the date your request was signed, but will not apply to any payments or actions taken before we receive your request.

The Beneficiary
--------------------------------------------------------------------------------
The beneficiary is the person you name to receive the proceeds when the insured dies.


-----------------------
14  P R O S P E C T U S                            A B O U T  T H E  P O L I C Y
-----------------------

ADDITIONAL SUM INSURED


If you choose death benefit Option 1 at issue, you may purchase an additional sum insured under the policy. The additional sum insured provides a level death benefit to age 100. The amount of this coverage, if any, plus the basic sum insured are the two components of your policy's initial face amount. The minimum additional sum insured amount you can purchase is $25,000; the maximum amount cannot exceed 400% of the basic sum insured.


Coverage provided by the additional sum insured will be treated like coverage provided by the basic sum insured. In particular:


o it will be included in calculating whether the policy qualifies for lower cost of insurance rates;

o it will affect the minimum death benefit under Section 7702 of the Internal Revenue Code; and

o it will affect the calculation of premiums for determining whether the policy is a modified endowment contract.

See Deductions and charges; Death benefit options; and Tax considerations.

You should consider several factors in deciding whether to purchase coverage as basic sum insured or additional sum insured, including:

o The additional sum insured has no additional administrative charges or surrender charges.

o Cost of insurance rates for the additional sum insured are the same as for the basic sum insured.

o The target premium for the additional sum insured is less than the target premium for the same amount of basic sum insured.

o The amount of premium charges you will pay may be less if you purchase coverage as additional sum insured, rather than basic sum insured.

o If the coverage provided by the additional sum insured is greater than the coverage under the basic sum insured at issue, you cannot purchase the Guaranteed Coverage rider.

o If you purchase an additional sum insured , you may not purchase coverage under the adjustable annual renewable term insurance rider.

You may purchase additional sum insured coverage only at issue and only if you select Option 1. If you change your death benefit option at any time, we will terminate the additional sum insured. Once terminated, the additional sum insured cannot be reinstated.

The additional sum insured may not be available in all jurisdictions. Please check with your registered representative.

NO LAPSE GUARANTEE

The No Lapse Guarantee ensures that your policy will not lapse, even if high surrender charges, poor investment performance, or excess policy debt mean that the net cash surrender value of your policy is not enough to pay the policy's monthly deductions on a monthly processing date. This guarantee is in effect for the first three years of your policy so long as the No Lapse Guarantee Premium Test is met.


                                                         -----------------------
B E N E F I T S   A N D   P O L I C Y   V A L U E S      P R O S P E C T U S  15
                                                         -----------------------

To meet this test, as of the most recent monthly processing date, you must have paid at least as much into your policy (minus any withdrawals or policy debt) as the sum of minimum annual premiums up to this date, as stated on page 3 of your policy. To calculate your minimum annual premium for the current policy year, we multiply your minimum annual premium by a ratio equal to the number of completed policy months since the last policy anniversary plus 1, divided by 12.

If you increase the face amount of your policy after the first policy year, your minimum annual premium will change, which in turn changes the amount that you must contribute in order to meet the No Lapse Guarantee Premium Test. As of the most recent monthly processing date, you must have paid at least as much into your policy (minus any withdrawals or policy debt) as the original minimum annual premium for the period up to the increase, plus the new minimum annual premium for the period after the increase in your policy's face amount, multiplied by the ratio of the number of completed policy months since the increase plus 1 divided by 12.

If your policy does not meet the No Lapse Guarantee Premium Test, and the cash value is insufficient to cover the monthly deduction, you will have a 61-day grace period from that date to make a required premium payment or loan repayment if there is outstanding policy debt. If you do not make the required payment, the policy will lapse.

DEATH BENEFIT OPTIONS

You have a choice of three death benefit options with this policy. You should choose the death benefit option that best meets your insurance needs and investment objectives. If a fixed amount of insurance coverage and potentially lower monthly deductions best fit your needs you should choose Option 1. If you want the potential to increase the amount of your insurance coverage beyond your policy's face amount you should choose Option 2. If you want to recapture the premiums you have paid into the policy, you should choose Option 3.*

Death benefit options
--------------------------------------------------------------------------------
You have a choice of three death benefit options with this policy. If a fixed amount of insurance coverage and potentially lower monthly deductions best fits your needs, you should choose Option 1. If you want the potential to increase the amount of your insurance coverage beyond your policy's face amount you should choose Option 2. If you want to recapture the premiums you have paid into the policy, you should choose Option 3. See accompanying text for details.

Option 1

Under Option 1, your death benefit on any monthly processing date prior to the policy anniversary nearest the insured's 100th birthday is the greater of:

o     the face amount; or

o the minimum death benefit required under Section 7702 of the Internal Revenue Code.

Under this option, if your investments perform well or you contribute more than the minimum annual premium and the policy account

----------
* Option 3 may be appropriate for split dollar cases where an employer advances premium payments on behalf of an employee under an agreement that the employee will reimburse the premium advances.


-----------------------
16  P R O S P E C T U S      B E N E F I T S   A N D   P O L I C Y   V A L U E S
-----------------------
value increases by a sufficient amount, then the net amount at risk will be lower. When this happens, the amount that we deduct for the cost of insurance charges each month may also go down.

Minimum death benefit

The minimum death benefit required under Section 7702 of the Internal Revenue Code on any monthly processing date is the policy account value multiplied by the death benefit factor shown in your policy on page 4.

Option 2

Under Option 2, your death benefit on any monthly processing date prior to the policy anniversary nearest the insured's 100th birthday is the greater of:

o     the face amount plus the policy account value, if positive, or

o the minimum death benefit required under Section 7702 of the Internal Revenue Code.

Under this option, your death benefit will vary based on your investment performance and the premiums you pay. Even if your investments perform poorly, your death benefit will never be lower than the face amount. The net amount at risk will not change unless we have to increase the death benefit to comply with
Section 7702 of the Internal Revenue Code.

Option 3

Under Option 3, your death benefit on any monthly processing date prior to the policy anniversary nearest the insured's 100th birthday is the greater of:

o     the face amount plus net accumulated premiums, or

o the minimum death benefit required under Section 7702 of the Internal Revenue Code.

Under this option, as under Option 1, if your investments perform well, or you contribute more than the minimum annual premium and the policy account value increases by a sufficient amount, then the net amount at risk will be lower. When this happens, the amount that we deduct for the cost of insurance charges each month may also go down.

Regardless of which option you choose, after the policy anniversary closest to the insured's 100th birthday the death benefit is the policy account value. The tax consequences of continuing the policy beyond the insured's 100th birthday are unclear. You should consult a tax adviser for more information.

If you make a partial withdrawal from your policy between the most recent monthly processing date and the death of the insured, the death benefit under all options will be reduced by the amount of your withdrawal. Under Option 3, the death benefit will be increased by the amount of any premium paid between the most recent monthly processing date and the date of death of the insured.

To qualify as insurance under the Internal Revenue Code, all three options must pay at least the minimum death benefit required under Section 7702. We calculate this minimum using one of two methods: the Cash Value Accumulation Test (Cash Value Test) or the Guideline Premium and Cash Value Corridor Test (Guideline Premium Test). You


                                                         -----------------------
B E N E F I T S   A N D   P O L I C Y   V A L U E S      P R O S P E C T U S  17
                                                         -----------------------
decide which method you want used when you complete your application. Once you've made your choice, you cannot change it.

Both tests are explained below. Here are some general guidelines for choosing between the Cash Value Test and the Guideline Premium Test:

Test Advantages
--------------------------------------------------------------------------------
Cash Value Test                           Guideline Premium Test
--------------------------------------------------------------------------------

o allows you to make larger               o allows greater proportion of
  premium payments than the                 policy account value relative
  Guideline Premium Test                    to death benefit than under the
                                            Cash Value Test
--------------------------------------------------------------------------------
o increases the death benefit earlier     o develops larger policy
  than the Guideline Premium Test           account values due to lower death
                                            benefits
--------------------------------------------------------------------------------

Cash Value Test

To satisfy this test, the death benefit must be at least equal to the policy account value multiplied by a death benefit factor. A table of death benefit factors appears in your policy. These factors are equal to one divided by the net single premium (the single premium that would be needed to pay for the death benefit under the policy, including any additional sum insured).

Guideline Premium Test

The Guideline Premium Test consists of two parts: the Guideline Premium Test and the Cash Value Corridor Test.

To satisfy the Guideline Premium Test the total of all premiums you pay must not exceed certain maximums. The total of premiums paid, minus the nontaxable portion of partial withdrawals, must not be greater than the larger of the following:

o     the guideline single premium on the date the calculation is done, or

o the sum of the guideline level premiums to the date the calculation is done.

For the purposes of this test, the guideline single premium is the premium that would be necessary to pay for future benefits under the policy as calculated at the time the policy is issued. It's based on "reasonable" mortality and expense charges (as defined in Section 7702 of the Internal Revenue Code) and an effective annual interest rate of 6%.

The guideline level premium is the level annual premium payable to age 100 that would be necessary to pay for all future benefits under the policy as calculated at the time the policy is issued. It's based on "reasonable" mortality and expense charges (as defined in Section 7702 of the Internal Revenue Code) and an effective annual interest rate of 4%.


-----------------------
18  P R O S P E C T U S      B E N E F I T S   A N D   P O L I C Y   V A L U E S
-----------------------

Payment of premiums in excess of the guideline premium limit is permitted if those premiums are necessary to keep the policy in force.

To satisfy the Cash Value Corridor Test, the death benefit must at least equal the percentage of the policy account value shown in the following table:

                                          Percentage of policy
Attained age                              account value *
--------------------------------------------------------------------------------
0-40                                      250%
--------------------------------------------------------------------------------
40-45                                     250% - 215%
--------------------------------------------------------------------------------
45-50                                     215% - 185%
--------------------------------------------------------------------------------
50-55                                     185% - 150%
--------------------------------------------------------------------------------
55-60                                     150% - 130%
--------------------------------------------------------------------------------
60-65                                     130% - 120%
--------------------------------------------------------------------------------
65-70                                     120% - 115%
--------------------------------------------------------------------------------
70-75                                     115% - 105%
--------------------------------------------------------------------------------
75-90                                     105%
--------------------------------------------------------------------------------
90-95                                     105% - 100%
--------------------------------------------------------------------------------
95+                                       100%
--------------------------------------------------------------------------------

* The percentage decreases uniformly as attained age increases within the age ranges.

The minimum death benefit required on any monthly processing date is equal to the policy account value on that date multiplied by the death benefit factor shown in your policy. As described above, these death benefit factors vary depending on whether you have selected the Cash Value Test or the Guideline Premium Test.

CHANGING YOUR DEATH BENEFIT OPTION

On any policy anniversary you may change your death benefit option, as long as the insured is alive when we make the change. You must send us your instructions in writing at our customer service office. Such changes take effect on the policy anniversary following or coinciding with our receipt of the request. Changing the death benefit option may have adverse tax consequences. You should consult a tax adviser before doing so.

If you change the death benefit option, we will change the policy's face amount to keep the death benefit the same immediately before and after the change.

If you're changing from Option 1 to Option 2, we will decrease the face amount by the lesser of (i) the policy account value on the date the change takes effect or (ii) the face amount divided by the applicable death benefit factor shown on page 4 of your policy. You


                                                         -----------------------
B E N E F I T S   A N D   P O L I C Y   V A L U E S      P R O S P E C T U S  19
                                                         -----------------------
must also prove that the insured meets our insurance requirements and we will terminate any additional sum insured.

If you're changing from Option 2 to Option 1, we will increase the face amount by the lesser of (i) the policy account value on the date the change takes effect, or (ii) the face amount divided by [the applicable death benefit factor, minus 1]. The applicable death benefit factor is shown on page 4 of your policy.

If you're changing from Option 3 to Option 1, we will increase the face amount by the amount of net accumulated premiums on the date the change takes effect.

If you're changing from Option 3 to Option 2, we will adjust the face amount by an amount equal to net accumulated premiums on the effective date of the change minus the lesser of: (i) policy account value on the effective date of the change or (ii) the face amount divided by the applicable death benefit factor shown on page 4 of your policy.

We will not permit any change if it results in a reduction of the face amount below our minimum face amount, currently $100,000. We will not approve any request to change the option if monthly deductions are being waived under the waiver of monthly deductions rider and we will not approve any request to change from Option 1 or Option 2 to Option 3.

Any increase is applied directly to the initial face amount. A decrease reduces coverage in the same manner as a requested face amount decrease. See Decreasing the face amount.

We won't deduct a surrender charge or impose new surrender charges in connection with changes in the death benefit option.

PAYING THE DEATH BENEFIT

We will pay a death benefit to the beneficiaries named in your policy when we receive proof that the insured has died while the policy was in effect. If there is reason to dispute the policy, then we may delay the payment of death benefits. See Limits to GIAC's right to challenge a policy.

POLICY VALUES

The following is a detailed breakdown of how we calculate the different values associated with your policy.

Amounts in the Separate Account

Any net premiums that you allocate or transfer to a variable investment option are used to buy shares in the mutual fund corresponding to the variable investment option, according to your instructions. We will sell these shares when you make a withdrawal,


-----------------------
20  P R O S P E C T U S      B E N E F I T S   A N D   P O L I C Y   V A L U E S
-----------------------
transfer or take a policy loan, or when we withdraw your monthly deduction, or make dollar cost averaging transfers. Based on the value of each share on the transaction date, we will sell the number of shares needed to cover the cost of that transaction. To calculate the value of your investment in a particular variable investment option, multiply the unit value of the option by the number of units you own. Unit values change based on the investment performance of mutual fund shares. We calculate the unit value for each variable investment option at the end of each business day. Note that you bear all risks associated with the investments in the Separate Account.

Policy account value

Your policy account value is the total value of the investments held in your policy. This includes the value of your allocations to the fixed-rate and variable investment options, and any policy values that may be in the Loan Account or the Loan Interest Account as collateral for a policy loan. It is calculated as:

o     net premiums that you contribute to your policy; plus or minus

o any profit or loss generated by your policy account value in the variable investment options; plus

o any interest you earn on allocations to the fixed-rate option or interest we credit on the Loan Account and the loan interest account; minus

o     your total monthly deductions; minus

o     any partial withdrawals you've made, minus

o     any transfer charges.

Cash surrender value and net cash surrender value

Cash surrender value is the policy account value minus any surrender charges. There are no surrender charges after your policy or any face amount increase has been in effect for 9 years. Net cash surrender value is the amount you would actually receive if you surrendered your life insurance policy. It is your policy account value minus any surrender charges and policy debt.

Cash surrender value and net cash surrender value
--------------------------------------------------------------------------------
Cash surrender value is the policy account value minus any surrender charges. There are no surrender charges after your policy or any face amount increase has been in effect for 9 years. Net cash surrender value is the amount you would actually receive if you surrendered your life insurance policy.

The value of any investments in the variable investment options may increase or decrease daily depending on how well the investments perform. A combination of partial withdrawals, policy loans, unfavorable investment performance, surrender charges and the ongoing monthly deduction can cause a policy's net cash surrender value to drop below zero. Even if this happens, the policy will not lapse during the first three policy years if the No Lapse Guarantee is in effect and the No Lapse Guarantee Premium Test is satisfied. See No Lapse Guarantee. Certain rider benefits available under the policy may also prevent your policy from lapsing. See Appendix C.


                                                         -----------------------
B E N E F I T S   A N D   P O L I C Y   V A L U E S      P R O S P E C T U S  21
                                                         -----------------------

Net investment factor

We calculate the unit value of each variable investment option on each business day by multiplying the option's immediately preceding unit value by the net investment factor for that day. We calculate the net investment factor as follows on each business day:

o the net asset value of one share of the mutual fund corresponding to the variable investment option at the close of the current business day, plus

o the amount per share of any dividends or capital gains distributed by the fund on the current business day, minus any federal, state or local taxes payable by GIAC and allocated by GIAC to the variable investment option; divided by

o the net asset value of one share of the same mutual fund at the close of the previous business day.

The accompanying prospectuses for each fund describe how they calculate the net asset values of their mutual fund shares.


-----------------------
22  P R O S P E C T U S      B E N E F I T S   A N D   P O L I C Y   V A L U E S
-----------------------

--------------------------------------------------------------------------------
      PREMIUMS, DEDUCTIONS AND CHARGES
--------------------------------------------------------------------------------

PREMIUMS

Your policy will take effect once you have paid your initial premium, but not before your policy's issue date. Once it has taken effect you decide the amount of your premium payments and when you want to make them. However, your premiums must meet certain requirements for your policy to remain in force.

Your initial premium must equal at least one sixth of your minimum annual premium. The minimum annual premium is outlined in your policy, and is used to calculate your initial premium and compliance with the No Lapse Guarantee Premium Test.

When you set up your policy, you must choose a planned premium. This is the premium that you intend to pay periodically. We will send you a reminder when your planned premium is due, annually, semi-annually or quarterly, as requested unless you are paying your premiums through a pre-authorized checking plan. You are under no obligation to pay this premium as long as the net cash surrender value is sufficient to pay the monthly deduction when due.

All premiums must be paid to GIAC's customer service office. Each premium you pay must be at least $100, unless you are paying through a pre-authorized checking plan, in which case each premium must be at least $25. No premiums may be paid after the policy anniversary closest to the insured's 100th birthday.

We may limit the amount that you can pay into your policy, including refusing or refunding premiums you pay, to attempt to preserve your policy's treatment as life insurance under federal tax laws.

Under the guideline premium test, the maximum premium we will accept in any policy year is the greatest amount that will not violate Section 7702. We will refund to you any portion of a premium payment that violates these section 7702 limits with interest at an annual rate of 6% within 60 days of receipt of such premium.

Under the cash value accumulation test, we will accept any premium that does not result in an increase in the death benefit as a result of Section 7702. If a premium would cause an increase in the death benefit under Section 7702, we will accept the payment provided the total of premium payments in a policy year does not exceed the greater of:

o     150% of your policy's target premium, or

o the lesser of 400% of the target premium and 125% of your largest premium amount paid in the past three policy years.

If you do not meet these tests, we may still accept your premium payment if you prove that the insured meets our insurance requirements.

We will refund any portion of a premium payment that exceeds these limits.


P R E M I U M S,  D E D U C T I O N S                    -----------------------
A N D   C H A R G E S                                    P R O S P E C T U S  23
                                                         -----------------------

Crediting payments

When you make a payment towards your policy, we will credit it according to your instructions. If you do not provide specific instructions, we will use the payment:

o     first to repay any policy debt

o     then, as a premium payment.

We normally credit your payment and allocate the net premium as of the business day we receive it, as long as we receive it at our customer service office by the close of the business day, which is 4:00 p.m. New York time. However, any payments that we receive before your policy has been issued will be held and credited on the policy issue date, and any payments that we receive after your policy has been issued that require additional underwriting will be held and credited as of the date the underwriting process is complete.

See How your premiums are allocated and Policy loans for specific information on how your payments are distributed among the fixed-rate and variable investment options.

How your premiums are allocated

When you make a payment towards your policy, the amount that remains after we deduct the premium charge (see Deductions and charges) is the net premium. We invest your net premiums in the fixed-rate and/or variable investment options according to your instructions. When net premiums have been invested they become part of your policy account value.

Investing net premiums
--------------------------------------------------------------------------------
When you make a payment towards your policy, the amount that remains after we deduct the premium charge is the net premium. We invest your net premiums according to your instructions. When net premiums have been invested, they become part of your policy account value.

As part of your initial application, you tell us how you would like your net premiums distributed among the various allocation options. The percentage you choose for each allocation option must be in whole numbers, and the total must equal 100%. You may change how your net premiums are invested at any time by telling us in writing. The change will be effective on and after the date we receive your instructions at our customer service office, but will not affect any existing policy values. To change the allocation of these amounts, you must effect a transfer. See Transfers between the investment options.

Currently you may invest your net premiums and policy account value in up to 20 different allocation options, although we reserve the right to change this number from time to time.


-----------------------                  P R E M I U M S ,   D E D U C T I O N S
24  P R O S P E C T U S                                    A N D   C H A R G E S
-----------------------

Default

During the first three years of your policy, it is protected from lapsing by the No Lapse Guarantee as long as the No Lapse Guarantee Premium Test is met. This feature guarantees that your policy will not lapse, even if its net cash surrender value is not enough to pay your policy's monthly deduction on a monthly processing date. See No Lapse Guarantee.

If your policy does not meet this test, and your net cash surrender value isn't enough to cover your monthly deduction (or you have borrowed too much--see below), you will have a 61-day grace period to make a required payment. We will tell you that your policy is in danger of lapsing, and the premium payment or loan repayment you must pay to keep it from lapsing, at least 30 days before the end of this grace period. If you must make a premium payment, the premium required will be the lesser of (i) the amount of the deficiency in the net cash surrender value, plus three times your policy's current monthly deduction or
(ii) the amount necessary for your policy to meet the no lapse Guarantee Premium Test, plus one quarter of the minimum annual premium. If we do not receive the requested payment by the end of the 61-day grace period, the policy will lapse.

After the No Lapse Guarantee has ended, your policy will go into default if its net cash surrender value is less than the monthly deduction due at each monthly processing date. We will give you a 61-day grace period from the date of default to make a required payment. We will tell you that your policy is in danger of lapsing, and the premium or loan repayment you must pay to keep it from lapsing, at least 30 days before the end of this grace period. The required premium will be an amount equal to the difference between the monthly deduction due and the net cash surrender value, plus three times your policy's current monthly deduction.

If we do not receive the required payment by the end of the 61-day grace period, your policy will lapse without value.

Your policy will also go into default if the amount of any unpaid policy loans and interest, which is your policy debt, exceeds the value of the investments in your policy, minus any surrender charges. We will then tell you that a loan repayment is required. Your policy will lapse 61 days from the default date if you do not make the required loan repayment. The required repayment will be the amount by which policy debt exceeds cash surrender value. If the insured person dies after we have mailed our notice that a loan repayment is due, but before the 61-day grace period is up, we will pay the beneficiary the policy's death proceeds minus the unpaid policy debt.


P R E M I U M S,  D E D U C T I O N S                    -----------------------
A N D   C H A R G E S                                    P R O S P E C T U S  25
                                                         -----------------------

DEDUCTIONS AND CHARGES

There are various deductions and charges required to maintain your Park Avenue VUL policy. These charges cover certain costs we incur with respect to the policies, including

o the cost of underwriting, issuing and maintaining the policies, including preparing and sending billing notices, reports and policy owner statements, communications with insurance agents and other overhead costs.

o the risk that those insured under the policies may not live as long as we estimated when we issued the policy, and our administrative expenses may also be higher than expected.

o the cost of paying death benefits, especially in the early policy years when the policy account value may be far below the death benefit we pay if the insured dies.

o our sales and promotional expenses, commissions, and local, state and federal taxes. You may not claim the portion of these charges used to pay taxes as a federal income tax deduction.

The amount of a charge does not necessarily correspond to our costs in providing the service or benefits associated with a particular policy. For example, the premium charge and the surrender charge may not cover all of our actual sales expenses for the policies, and proceeds from other charges, including the mortality and expense risk charge and cost of insurance charges, may be used in part to cover sales expenses. Once deductions and charges are taken from your policy they do not contribute to the value of your policy.

All of the deductions and charges are summarized and explained below.

Premium charge

During each of the first 12 policy years after issue or after an increase in coverage, a charge of 8% is deducted from each premium you pay until you have paid one target premium in a policy year and 4% is deducted from premiums paid in excess of the target premium. After the 12th year, this charge drops to 4% for premiums paid in a policy year until you have paid one target premium in a policy year and no charge for premiums paid in excess of one target.

Your policy has a separate target premium for the initial face amount and for any additional coverage you have added through policy segments. The premium charge will be applied in the order that these were issued. In order to calculate your premium charge, we will allocate each premium you pay as follows:

o first to your policy's initial face amount, up to the target premium for that amount

o then to any policy segments that are in force, in the order that they were purchased, up to the target premium for each segment

o then proportionately, based on the target premium, among the initial face amount and any policy segments that are in force.


-----------------------                  P R E M I U M S ,   D E D U C T I O N S
26  P R O S P E C T U S                                    A N D   C H A R G E S
-----------------------

--------------------------------------------------------------------------------
EXAMPLE

A 45 year-old male (Preferred Plus underwriting class) buys a policy with a face amount of $250,000 on January 1, 2000. Five years later, on January 1, 2005, the same male, now age 50 (Preferred Plus underwriting class), requests an increase in the face amount of $100,000. The initial target premium is $3,502.50, and the target premium for the increase is $1,781, bringing the total target premium to $5,283.50. Assume he pays $4,000 per year for 10 years and $6,000 per year for the next 10 years. The premiums and premium charges are allocated as follows:

Years 1-5:    All premiums are allocated to the initial face amount because that is the only coverage.
Years 6-10:   Premiums up to the target for the initial face amount ($3,502.50)
              are allocated to the initial face amount, and the excess
              ($4,000.00 - $3,502.50 = ($497.50) is allocated to the face amount increase.
Years 11-20:  Again, premiums up to the target for the initial face amount
              ($3,502.50) are allocated to the initial face amount. The excess amount up to the target premium for the face amount increase
              ($1,781.00) is allocated to the face amount increase. The
              remaining premium ($6,000.00 - 3,502.50 - 1,781.00 = $716.50) is allocated proportionally based on the target premium for each segment:
              Initial face amount: $716.50 x (3,502.50 / 5,283.50) = $474.98
              Face amount increase segment: $716.50 x (1,781.00 / 5,283.50) =
              $241.52
            Therefore, the total premium allocated to the initial face amount is $3,502.50 + 474.98 = $3,977.48, and the total allocated to the face amount increase segment is $1,781.00 + 241.52 = $2,022.52.
--------------------------------------------------------------------------------

Premium Allocation

                    Initial Face Amount              First Face Amount Increase
--------------------------------------------------------------------------------
                                       Premium                          Premium
Date             Premium                Charge        Premium            Charge
--------------------------------------------------------------------------------
2000-2004      $4,000.00               $300.10            $ 0               $ 0
--------------------------------------------------------------------------------
2005-2009       3,502.50                280.20         497.50             39.80
--------------------------------------------------------------------------------
2010-2011       3,977.48                299.20       2,022.52            152.14
--------------------------------------------------------------------------------
2012-2016       3,977.48                140.10       2,022.52            152.14
--------------------------------------------------------------------------------
2017-2019       3,977.48                140.10       2,022.52             71.24
--------------------------------------------------------------------------------


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A N D   C H A R G E S                                    P R O S P E C T U S  27
                                                         -----------------------

Monthly deductions from the policy account value

We deduct from the policy account value, on the same date each month, amounts to cover administrative costs, the cost of insuring the insured, the mortality and expense risk charge and the cost of any riders. These deductions are made proportionately from your policy account value in the fixed-rate and variable investment options. We do not make these monthly deductions after the policy anniversary closest to the insured's 100th birthday.

Monthly deductions
--------------------------------------------------------------------------------
We deduct from the policy account value, on the same date each month, amounts for administrative costs, the cost of insuring the insured, the mortality and expense risk charge and any riders. These deductions are made proportionately from your investments in the fixed-rate and variable investment options.

Administrative charges

We deduct a monthly charge of $7.50.

We also deduct a monthly charge based on the basic sum insured portion of the face amount on each monthly processing date for the first 12 policy years after issue or after any increase in face amount. The amount of this charge depends on the insured's age, sex and underwriting class when the policy is issued or the face amount is increased. This charge is not reduced if you decrease your face amount.

The charge will range from $0.03 to $0.73 per $1,000 of the basic sum insured. Representative monthly rates per $1,000 are shown in Appendix D. Your policy's charge is set forth in your policy.

Mortality and expense risk charge

We deduct this charge based on the policy account value in the variable investment options. Through the twelfth policy anniversary, we deduct a monthly charge at a current annual rate of 0.60% of the policy account value in the variable investment options. Starting in the thirteenth policy year, we deduct a monthly charge at a current annual rate of 0.40% of the policy account value in the variable investment options, up to the account value breakpoint, and 0.20% on the amount in excess of the account value breakpoint. The account value breakpoint is equal to $100,000 less any policy account value allocated to the fixed-rate option, but not less than zero. This charge is guaranteed never to exceed the current charge stated above plus 0.25% of the policy account value.

Cost of insurance charge

This charge is based on our cost of insurance rates for insured people of the same age, sex, duration, face amount, including coverage under the adjustable annual renewable term rider, and underwriting class. Any additional rating charges which are applied to the insured because he or she does not satisfy our insurance requirements for standard insurance are added to the cost of insurance charge. The maximum that we can charge for each $1,000 of net amount at risk is set out in your policy and is based on the 1980 Commissioners' Standard Ordinary Mortality Tables published by the National Association of Insurance Commissioners. The cost of insurance rate generally increases as the insured gets older. Rates are currently lower for policies with a face amount including any adjustable annual renewable term coverage at least equal to $500,000. If the policy is


-----------------------                  P R E M I U M S ,   D E D U C T I O N S
28  P R O S P E C T U S                                    A N D   C H A R G E S
-----------------------
eligible for the lower rates, they will apply to the initial face amount and all policy segments. Our current cost of insurance rates are lower than the guaranteed maximum.

We calculate the cost of insurance charge by multiplying your policy's net amount at risk each month by the current cost of insurance rate that applies to the insured, and dividing the result by $1,000. Your policy's cost of insurance charge is calculated before the calculation of the administrative charges, the mortality and expense risk charge and the cost of any additional benefit riders. A cost of insurance charge is determined separately for the basic sum insured, additional sum insured and each policy segment, and any adjustable annual renewable term coverage.

Cost of insurance charge
--------------------------------------------------------------------------------
This charge allows us to pay death benefits, especially in the early policy years when the policy account value is far below the death benefit we pay if the insured dies.

After the first policy year, we may change the cost of insurance rates prospectively, at our discretion, up to the guaranteed maximum rate listed in your policy. Changes in the health of the insured will not cause your cost of insurance charge to increase. Increases in the cost of insurance rates are not made to an individual policy, but are made equally to all policies where the insured people are of the same attained age, sex, policy or segment duration, and underwriting class. We may increase this charge when we expect:

o     a higher number of deaths among people in a certain group

o     higher expenses or federal income taxes

o a higher number of policies that are allowed to lapse by their policyowners

o     an increase in state or local premium taxes

o     lower earnings

Generally, reducing the net amount at risk results in lower charges for cost of insurance. Decreasing the net amount at risk partly depends on the death benefit option you choose. The three options are explained under Death benefit options. If you choose Option 1, in which the death benefit is the face amount of your policy, you reduce the net amount at risk when you pay premiums. That's because premiums increase the policy account value. If you choose Option 2, in which the death benefit can increase to more than the face amount, paying premiums will not affect the net amount at risk.


P R E M I U M S,  D E D U C T I O N S                    -----------------------
A N D   C H A R G E S                                    P R O S P E C T U S  29
                                                         -----------------------

If you choose Option 3, in which the death benefit is the face amount of your policy plus your net accumulated premiums, your net amount at risk could be lower if your investments perform well.

The net amount at risk can increase, for example, when we increase a policy's death benefit to meet the requirements of the Internal Revenue Code. See Death benefit options. Having a higher net amount at risk results in higher deductions for cost of insurance.

There may be different cost of insurance rates for the initial face amount of your policy and for each subsequent increase in the face amount. As a result, we calculate the net amount at risk separately for each segment of coverage.

Your policy account value is allocated first to your policy's basic sum insured, then to the additional sum insured, and finally to each of the policy segments in the order that they were added to the policy. The maximum amount of your policy account value that will be allocated to any one policy segment or to the initial face amount is the amount that the policy segment or initial face amount provides as a death benefit, divided by 1.0032737. For the purposes of determining the net amount at risk, if the death benefit is increased due to the operation of death benefit Option 2 or 3, the increase will be allocated to the basic sum insured. If the death benefit is further increased due to Section 7702 of the Internal Revenue Code the increase will be allocated to the most recent policy segment.

Charges for additional insurance benefits

If you acquire additional insurance benefits by buying one or more riders to the policy, we will deduct rider costs. We deduct these from the policy account value monthly.

TRANSACTION DEDUCTIONS FROM THE POLICY ACCOUNT VALUE

When you ask us to make certain transactions, we will take a transaction deduction from your policy account value. Except as described differently below, we will make these deductions from your policy account value invested in the variable investment options, until these are exhausted, and then from your fixed-rate option.

Surrender charge

During the first 9 policy years of the initial face amount and each policy segment, we impose a surrender charge if you:

o     surrender your policy, or

o     let your policy lapse.


-----------------------                  P R E M I U M S ,   D E D U C T I O N S
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-----------------------

Surrender charges are not affected by a change in death benefit option or by partial withdrawals. We will not deduct a surrender charge if you reduce or eliminate your coverage under a term rider, or reduce your face amount.

This charge is a flat rate for every $1,000 of your policy's basic sum insured. The rate declines proportionally each year until it is zero after nine years.

The first year surrender charge varies from $2.700 to $53.973 per $1,000 of the basic sum insured, depending on the insured's age when the policy started, sex and underwriting class.

A separate surrender charge is also calculated for each new policy segment, based on the coverage it provides and the insured's age, sex, underwriting class and face amount when it was added to your policy. This means that the total surrender charges under your policy will be the sum of the different surrender charges for your initial face amount and each policy segment. The surrender charge compensates us for administrative and sales-related expenses. See Appendix E for examples of surrender charges for representative ages, sex and underwriting classes.


P R E M I U M S,  D E D U C T I O N S                    -----------------------
A N D   C H A R G E S                                    P R O S P E C T U S  31
                                                         -----------------------

Surrender charges

      EXAMPLE (Policy with initial face amount only)

      The example on the right shows how the surrender charge declines over a nine year period so that in year 10 it equals $0.
      --------------------------------------------------------------------------
      Male Insured, Age 45
      --------------------------------------------------------------------------
      Preferred Plus Underwriting Class, Nonsmoker
      --------------------------------------------------------------------------
      Face Amount: $250,000
      --------------------------------------------------------------------------
      Surrender Charge per $1000 of basic sum insured in policy year one (from Appendix E): $12.609
      --------------------------------------------------------------------------

      Surrender charge in policy year one is:
      The surrender charge per $1000
      multiplied by $250,000 or ($12.609 x $250,000
      divided by 1000) = $3125.25

      Proportional reduction in surrender charge over 9 year period:
      $3152.25 divided by 9 or $350.25 per year.

      All figures in the table following are rounded to the nearest $ .01.

                                                                          Actual
                                                                       surrender
Policy                                                                    charge
year                                                                         ($)
--------------------------------------------------------------------------------
 1                                                                       3152.25
--------------------------------------------------------------------------------
 2                                                                       2802.00
--------------------------------------------------------------------------------
 3                                                                       2451.75
--------------------------------------------------------------------------------
 4                                                                       2101.50
--------------------------------------------------------------------------------
 5                                                                       1751.25
--------------------------------------------------------------------------------
 6                                                                       1401.00
--------------------------------------------------------------------------------
 7                                                                       1057.75
--------------------------------------------------------------------------------
 8                                                                        700.50
--------------------------------------------------------------------------------
 9                                                                        350.25
--------------------------------------------------------------------------------
10                                                                          0.00
--------------------------------------------------------------------------------

Assume in the above example you effect a face amount increase of $200,000 at the beginning of policy year 6 (attained age 55) and another face amount increase of $100,000 at the beginning of policy year 11 (attained age 55). At the time of the first increase, the insured is again classified in the Preferred Plus underwriting class, but at the time of the second increase he is classified in the Standard underwriting class.

For the purposes of calculating the applicable surrender charges, each face amount increase is treated separately based on the insured's attained age and underwriting class at the time of the increase. Therefore, for each increase the policy will incur a new set of surrender charges. Surrender charges are calculated as if the policyowner has purchased a policy with the amount of the increase being the face amount; in other words, they are calculated just as in the first example. The total surrender charge for a particular policy year equals the sum of the surrender charge for the initial face amount and the applicable surrender charge for each policy segment.

                                                                     First year
                                        Age at   Policy face   surrender charge
                         Beginning   beginning        amount     rate per $1000
                           of year     of year           ($)                ($)
--------------------------------------------------------------------------------
Initial face amount              1          45       250,000             12.609
--------------------------------------------------------------------------------
1st increase                     6          50       200,000             16.029
--------------------------------------------------------------------------------
2nd increase                    11          55       100,000             26.973
--------------------------------------------------------------------------------


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32  P R O S P E C T U S                                    A N D   C H A R G E S
-----------------------

The following is a calculation of the surrender charge for this example. Note that the surrender charges are shown for policy years 1 through 20 only as, after the 20th policy year, surrender charges equal zero for the initial face amount as well as for the two face amount increases.

           Per $1,000 Surrender Charge Rates x Basic Sum Insured/1000
                            (actual surrender charge)
--------------------------------------------------------------------------------
                                                                    Total policy
             Initial               First              Second           surrender
Policy      coverage            increase            increase              charge
year             ($)                 ($)                 ($)                 ($)
--------------------------------------------------------------------------------
1           3,152.25                  NA                  NA            3,152.25
--------------------------------------------------------------------------------
2           2,802.00                  NA                  NA            2,802.00
--------------------------------------------------------------------------------
3           2,451.75                  NA                  NA            2,451.75
--------------------------------------------------------------------------------
4           2,101.50                  NA                  NA            2,101.50
--------------------------------------------------------------------------------
5           1,751.25                  NA                  NA            1,751.25
--------------------------------------------------------------------------------
6           1,401.00            3,205.80                  NA            4,606.80
--------------------------------------------------------------------------------
7           1,050.75            2,849.60                  NA            3,900.35
--------------------------------------------------------------------------------
8             700.50            2,493.40                  NA            3,193.90
--------------------------------------------------------------------------------
9             350.25            2,137.20                  NA            2,487.45
--------------------------------------------------------------------------------
10              0.00            1,781.00                  NA            1,781.00
--------------------------------------------------------------------------------
11              0.00            1,424.80            2,697.30            4,122.10
--------------------------------------------------------------------------------
12              0.00            1,068.60            2,397.60            3,466.20
--------------------------------------------------------------------------------
13              0.00              712.40            2,097.90            2,810.30
--------------------------------------------------------------------------------
14              0.00              356.20            1,798.20            2,154.40
--------------------------------------------------------------------------------
15              0.00                0.00            1,498.50            1,498.50
--------------------------------------------------------------------------------
16              0.00                0.00            1,198.80            1,198.80
--------------------------------------------------------------------------------
17              0.00                0.00              899.10              899.10
--------------------------------------------------------------------------------
18              0.00                0.00              599.40              599.00
--------------------------------------------------------------------------------
19              0.00                0.00              299.70              299.70
--------------------------------------------------------------------------------
20              0.00                0.00                0.00                0.00
--------------------------------------------------------------------------------


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A N D   C H A R G E S                                    P R O S P E C T U S  33
                                                         -----------------------

Transfer charge

You may transfer your policy account value among the allocation options. If you make more than 12 transfers within a policy year, we reserve the right to charge you $25 for each additional transfer. We will deduct the transfer charge from the allocation options from which you are making the transfer, and will use this amount for our processing costs.

We will not deduct a transfer charge when:

o you make multiple transfers under your policy's dollar cost averaging feature

o     you transfer amounts as part of taking or repaying a policy loan, or

o you transfer amounts out of a variable investment option because the investment policies of the corresponding mutual fund have materially changed.

We do not currently deduct transfer charges.

Deductions from the Separate Account

We have the right to charge the Separate Account, the account through which we invest your premiums in the variable investment option, for any federal, state or local income taxes relating to the Separate Account. We also have the right to impose additional charges if there is a change in our tax status, if the income tax treatment of variable life insurance changes for insurance companies, or for any other tax-related charges associated with the Separate Account or the policies. We don't currently charge for taxes attributable to the Separate Account.

Deductions from mutual funds

Daily deductions are made from the assets of the mutual funds to cover advisory fees and other expenses. As a result, you pay these fees and expenses indirectly. These expenses vary from year to year. Except as noted below, the following chart shows the actual fees and expenses for each fund for the year ended December 31, 1999 as a percentage of the fund's average daily net assets.


-----------------------                  P R E M I U M S ,   D E D U C T I O N S
34  P R O S P E C T U S                                    A N D   C H A R G E S
-----------------------

Fees and expenses for mutual funds

                                                                     Other               Total
                                                                  expenses            expenses
                                                                (after any          (after any
                                                        applicable waivers  applicable waivers
                                           Advisory            and expense         and expense
Fund name                                       fee        reimbursements)      reimbursements)
-----------------------------------------------------------------------------------------------
Guardian Stock Fund                           0.50%                  0.02%               0.52%
-----------------------------------------------------------------------------------------------
Guardian Small Cap Stock Fund                 0.75%                  0.08%               0.83%
-----------------------------------------------------------------------------------------------
Guardian Cash Fund                            0.50%                  0.03%               0.53%
-----------------------------------------------------------------------------------------------
Guardian Bond Fund(1)                         0.50%                  0.05%               0.55%
-----------------------------------------------------------------------------------------------
Guardian VC 500 Index Fund(1)                 0.25%                  0.03%               0.28%
-----------------------------------------------------------------------------------------------
Guardian VC Asset Allocation Fund(1)          0.50%                  0.17%               0.67%
-----------------------------------------------------------------------------------------------
Guardian VC High Yield Bond Fund              0.60%                  0.39%               0.99%
-----------------------------------------------------------------------------------------------
Baillie Gifford International Fund            0.80%                  0.16%               0.96%
-----------------------------------------------------------------------------------------------
Baillie Gifford Emerging
Markets Fund                                  1.00%                  0.44%               1.44%
-----------------------------------------------------------------------------------------------
Value Line Centurion Fund(1)                  0.50%                  0.09%               0.59%
-----------------------------------------------------------------------------------------------
Value Line Strategic Asset
Management Trust(1)                           0.50%                  0.08%               0.58%
-----------------------------------------------------------------------------------------------
Gabelli Capital Asset Fund                    1.00%                  0.08%               1.08%
-----------------------------------------------------------------------------------------------
MFS Emerging Growth Series(1)                 0.75%                  0.09%               0.84%
-----------------------------------------------------------------------------------------------
MFS Total Return Series(1)                    0.75%                  0.15%               0.90%
-----------------------------------------------------------------------------------------------
MFS Growth With Income Series                 0.75%                  0.13%               0.88%
-----------------------------------------------------------------------------------------------
MFS New Discovery Series(1)                   0.90%                  0.27%               1.17%
-----------------------------------------------------------------------------------------------
MFS Research Series(1)                        0.75%                  0.11%               0.86%
-----------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund            0.62%                  0.11%               0.73%
-----------------------------------------------------------------------------------------------
AIM V.I. Global Utilities Fund                0.65%                  0.49%               1.14%
-----------------------------------------------------------------------------------------------
AIM V.I. Value Fund                           0.61%                  0.15%               0.76%
-----------------------------------------------------------------------------------------------
Davis Financial Portfolio(1)                  0.75%                  0.25%               1.00%
-----------------------------------------------------------------------------------------------
Davis Real Estate Portfolio(1)                0.75%                  0.25%               1.00%
-----------------------------------------------------------------------------------------------
Davis Value Portfolio(1)                      0.75%                  0.25%               1.00%
-----------------------------------------------------------------------------------------------
Fidelity VIP III Growth Opportunities
Portfolio (Service Class 2)(1)                0.58%                  0.38%               0.96%
-----------------------------------------------------------------------------------------------
Fidelity VIP Equity-Income
Portfolio (Service Class 2)(1)                0.48%                  0.35%               0.83%
-----------------------------------------------------------------------------------------------
Fidelity VIP III
Mid Cap Portfolio (Service Class 2)(1)        0.57%                  0.68%               1.25%
-----------------------------------------------------------------------------------------------
Fidelity VIP II Contrafund
Portfolio (Service Class 2)(1)                0.58%                  0.37%               0.95%
-----------------------------------------------------------------------------------------------
Janus Aspen Aggressive
Growth Portfolio(1)                           0.65%                  0.02%               0.67%
-----------------------------------------------------------------------------------------------
Janus Aspen Capital Appreciation
Portfolio(1)                                  0.65%                  0.04%               0.69%
-----------------------------------------------------------------------------------------------
Janus Aspen Growth Portfolio(1)               0.65%                  0.02%               0.67%
-----------------------------------------------------------------------------------------------
Janus Aspen Worldwide Growth
Portfolio(1)                                  0.65%                  0.05%               0.70%
-----------------------------------------------------------------------------------------------

(1) See Notes to fees and expense table


P R E M I U M S,  D E D U C T I O N S                    -----------------------
A N D   C H A R G E S                                    P R O S P E C T U S  35
                                                         -----------------------

Notes to fees and expense table

These percentages reflect the actual fees and expenses incurred by each Fund during the year ended December 31, 1999 except for the Fidelity Portfolios, whose expenses are estimated for the year ending December 31, 2000, and except for Janus Funds and Guardian VC 500 Index Fund whose expenses are restated as described below.

Guardian VC Asset Allocation Fund. Expenses do not include expenses of the underlying funds in which the Asset Allocation Fund invests its assets. Including the expense of the underlying funds, the Fund's total expenses would be 0.98%.

The Guardian Bond Fund, Inc. Expenses do not include interest expense. If interest expense were included, total expenses would be 0.57%.

The Guardian VC 500 Index Fund. Expenses are based upon expenses for the fiscal year ended December 31, 1999, restated to reflect a reduction in the management fee for the Fund. Expenses for the year ended December 31, 1999 were 0.29% after applicable waivers and expense reimbursements, and 0.36% before applicable waivers and expense reimbursements.

The Guardian VC High Yield Bond Fund. Expenses have been grossed up to include the effects of custody credits received by the Funds. Without these credits total expenses would have been 1.14%.

Value Line Strategic Asset Management Trust and Value Line Centurion Fund. Total expenses have been grossed up to include custody credit arrangements. However, the credit received does not affect the funds' total expenses.

MFS Emerging Growth Series, MFS Total Return Series, MFS New Discovery Series, MFS Research Series. All of the MFS funds have expense offset arrangements which reduce their custodian fees based upon the amount of cash maintained by each fund with its custodian. The "Total expenses" in the table do not take into account this expense reduction and are therefore higher than the actual expenses of each fund.


The expenses shown for MFS New Discovery Series reflect an agreement by the Fund's adviser to bear expenses, subject to reimbursement by the Fund, such that the Fund's "Other expenses" will not exceed 0.25% of the Fund's average daily net assets during 1999. Reimbursement by the Fund will be accomplished by the payment of an expense reimbursement fee by the Fund to the adviser, subject to the maximum 0.25% described above. Effective May 1, 2000, the adviser has contractually agreed, subject to reimbursement, to bear expenses for the New Discovery Series such that the New Discovery Series' "Other expenses" (after taking into



-----------------------                  P R E M I U M S ,   D E D U C T I O N S
36  P R O S P E C T U S                                    A N D   C H A R G E S
-----------------------
effect expense offset arrangements referred to above) will not exceed 0.15%. This arrangement will continue until at least May 1, 2001, unless changed with the consent of the board of trustees which oversees the Series.


Please see the Fund's prospectus for a complete explanation of the Fund's fees and expenses.

Davis Value Portfolio, Davis Financial Portfolio and Davis Real Estate Portfolio. Had the adviser not absorbed certain expenses, the ratio of expenses to average net assets would have been 2.29%, 4.24%, and 11.70% for Davis Value Portfolio, Davis Financial Portfolio and Davis Real Estate Portfolio, respectively.

Fidelity VIP III Growth Opportunities Portfolio, Fidelity VIP Equity-Income Portfolio, Fidelity VIP III Mid Cap Portfolio, and Fidelity VIP II Contrafund Portfolio. Service Class 2 share expenses are based on estimated expenses for the first year and are without reimbursement.

Janus Aspen Aggressive Growth Portfolio, Janus Aspen Capital Appreciation Portfolio, Janus Aspen Growth Portfolio, and Janus Aspen Worldwide Growth Portfolio. Expenses are based upon expenses for the fiscal year ended December 31, 1999, restated to reflect a reduction in the management fee for these Portfolios. All expenses are shown without the effect of expense offset arrangements.

Value Line Strategic Asset Management Trust and Value Line Centurion Fund. The operational expenses for Value Line Strategic Asset Management Trust and Value Line Centurion Fund reflect expense reimbursements paid by those funds to us for certain administrative and shareholder servicing expenses that we incur on their behalf. For the year ended December 31, 1999, we were reimbursed $857,868 by Value Line Strategic Asset Management Trust, and $586,401 by Value Line Centurion Fund.

We have also entered into agreements with certain fund advisers under which we will be reimbursed for certain administrative, distribution or other expenses that we incur as a result of offering certain funds, including the MFS, AIM, Davis, Fidelity and Janus funds, to our policyowners. The amount of compensation may be based on assets of the fund attributable to policies we issue and may vary from adviser to adviser.


P R E M I U M S,  D E D U C T I O N S                    -----------------------
A N D   C H A R G E S                                    P R O S P E C T U S  37
                                                         -----------------------

AS PART OF YOUR POLICY you are able to direct where a portion of your premiums are allocated. There are several variable investment options and a fixed-rate option. You may choose up to 20 allocation options at any time.

THE VARIABLE INVESTMENT OPTIONS

The variable investment options give you the opportunity to invest a portion of your net premiums, indirectly, in a series of mutual funds offering variable rates of return. The value of your investments will vary depending on the performance of the mutual funds. There is no minimum guaranteed policy account value for the portion of your policy that is held in the variable investment options.

+The Separate Account

The Separate Account is the account through which we invest your net premiums in the variable investment options. We are the record owner of the assets in the Separate Account, and use them exclusively to support the variable life insurance policies issued through the Separate Account. The Separate Account consists of 31 investment divisions, each corresponding to a mutual fund in which the Separate Account invests. The Separate Account was established by GIAC's Board of Directors on September 23, 1999 under the insurance law of the state of Delaware, and meets the definition of a separate account under the federal securities laws. Our Separate Account is registered with the SEC as a unit investment trust - a type of investment company under the Investment Company Act of 1940 (the 1940 Act). Registration under the 1940 Act does not involve any supervision by the SEC of the investment management or programs of the Separate Account or GIAC. However, both GIAC and the Separate Account are subject to regulation under Delaware law. GIAC is also subject to the insurance laws and regulations of all states and jurisdictions where the company is authorized to do business.

GIAC owns the assets held in the Separate Account. The assets equal to the reserves and other liabilities of the Separate Account are used only to support the variable life insurance policies issued through the Separate Account. Delaware insurance law provides that these assets may not be used to satisfy liabilities arising from any other business that GIAC may conduct. This means that the assets supporting policy account values maintained in the variable investment options are not available to meet the claims of GIAC's general creditors. GIAC may also retain in the Separate Account assets that exceed the reserves and other liabilities of the Separate Account. Such assets can include GIAC's direct contributions to the Account, accumulated charges for mortality and expense risks or the investment results attributable to GIAC's retained assets. Because such retained assets do not support policy account values, GIAC may transfer them from the Separate Account to its general account.


-----------------------
38  P R O S P E C T U S            Y O U R   A L L O C A T I O N   O P T I O N S
-----------------------

Each mutual fund is described briefly below. Complete information can be found in the accompanying fund prospectuses.

The Funds

Each of the funds corresponding to a variable investment option is either an open-end diversified management company or a series of an open-end diversified management company registered with the Securities and Exchange Commission. The funds don't charge us for buying or selling their shares, allowing us to buy and sell them at their net asset value in response to your instructions and other policy-related transactions.

Currently, other investment products that we and other insurers offer are also able to invest in certain of the mutual funds through the Separate Account. While the Board of Directors of each fund monitors activities in an effort to avoid or correct any material irreconcilable conflicts arising out of this arrangement, we may also take actions to protect the interests of our policyowners. For more information see Rights reserved by GIAC, and the prospectuses for the individual mutual funds.

Investment objectives and policies of the funds

Each fund has a different investment objective that it tries to achieve by following certain investment policies. These objectives affect the potential risks and returns for each fund, and there is no guarantee that a fund will be able to meet its investment objectives fully. Some funds have similar investment objectives and policies to other funds managed by the same adviser. The investment results of the funds, however, may be higher or lower than the adviser's other funds. There is no assurance, and we make no representation, that the performance of any fund will be comparable to the performance results of any other fund.

The table below summarizes each fund's investment objective, along with the typical investments that make up that fund.

                                                         -----------------------
Y O U R   A L L O C A T I O N   O P T I O N S            P R O S P E C T U S  39
                                                         -----------------------

Variable investment options

Fund                                    Investment objectives                     Typical investments
------------------------------------------------------------------------------------------------------------------------------------
The Guardian Stock Fund                 Long-term growth of capital               U.S. common stocks
------------------------------------------------------------------------------------------------------------------------------------
The Guardian VC 500 Index Fund          Seeks to match the investment performance Common stocks of companies in the S&P
                                        of the Standard & Poor's 500 Corporate    Index, which emphasizes large U.S.
                                        Stock Price Index ("the S&P Index")       Companies
------------------------------------------------------------------------------------------------------------------------------------
The Guardian Small Cap Stock Fund       Long-term growth of capital               U.S. common stocks of companies with small
                                                                                  market capitalization
------------------------------------------------------------------------------------------------------------------------------------
The Guardian Bond Fund                  Maximum income without undue              Investment grade debt obligations
                                        risk of principal; capital appreciation
                                        is a secondary objective
------------------------------------------------------------------------------------------------------------------------------------
The Guardian VC High Yield Bond Fund    Current income; capital appreciation is   Corporate bonds and other debt
                                        a secondary objective                     securities rated below investment grade
------------------------------------------------------------------------------------------------------------------------------------
The Guardian Cash Fund                  High level of current income consistent   Money market instruments
                                        with liquidity and preservation of
                                        capital
------------------------------------------------------------------------------------------------------------------------------------
The Guardian VC Asset Allocation Fund   Long-term total investment return         Shares of The Guardian Stock Fund, The
                                        consistent with moderate investment risk  Guardian Bond Fund, and The Guardian
                                                                                  Cash Fund
------------------------------------------------------------------------------------------------------------------------------------
Baillie Gifford International Fund      Long-term capital appreciation            Common stocks and convertible securities issued
                                                                                  by foreign companies
------------------------------------------------------------------------------------------------------------------------------------
Baillie Gifford Emerging Markets Fund   Long-term capital appreciation            Common stocks and convertible securities of
                                                                                  emerging market companies
------------------------------------------------------------------------------------------------------------------------------------
Value Line Centurion Fund               Long-term growth of capital               U.S. common stocks with selections based on
                                                                                  rankings of the Value Line Ranking System
------------------------------------------------------------------------------------------------------------------------------------
Value Line Strategic Asset              High total investment return (current     U.S. common stocks with selections
Management Trust                        income and capital appreciation)          based on rankings of the Value Line
                                        consistent with reasonable risk           Ranking System, bonds and money
                                                                                  market instruments
------------------------------------------------------------------------------------------------------------------------------------
Gabelli Capital Asset Fund              Growth of capital; current income as      U.S. common stocks and convertible
                                        a secondary objective                     securities
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund      Growth of capital                         Common stocks of medium and
                                                                                  small-sized growth companies
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Global Utilities Fund          High current income; growth of capital    Common and preferred stocks
                                        as a secondary objective                  of domestic or foreign public utilities
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Value Fund                     Long-term growth of capital;              Equity securities judged to be
                                        income as a secondary objective           undervalued by the investment advisor
------------------------------------------------------------------------------------------------------------------------------------
Davis Financial Portfolio               Growth of capital                         Common stocks of financial companies
------------------------------------------------------------------------------------------------------------------------------------
Davis Real Estate Portfolio             Total return through a combination of     Securities issued by companies that are
                                        growth and income                         "principally engaged" in real estate
------------------------------------------------------------------------------------------------------------------------------------
Davis Value Portfolio                   Growth of capital                         U.S. common stocks of companies with at
                                                                                  least $5 billion market capitalization
------------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP II Contrafund Portfolio    Long-term capital appreciation            U.S. and foreign common stocks of
                                                                                  companies believed to be undervalued
------------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Equity-Income Portfolio    Reasonable income; also considers         Income-producing equity securities
                                        potential for capital appreciation
------------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP III Growth Opportunities   Capital growth                            U.S. and foreign common stocks
  Portfolio
------------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP III Mid Cap Portfolio      Long-term growth of capital               Common stocks with medium market
                                                                                  capitalization, both U.S. and foreign
------------------------------------------------------------------------------------------------------------------------------------


-----------------------
40  P R O S P E C T U S            Y O U R   A L L O C A T I O N   O P T I O N S
-----------------------

Fund                                    Investment objectives                     Typical investments
------------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Aggressive                  Long-term growth of capital               Equity securities of medium-sized
Growth Portfolio                                                                  companies
------------------------------------------------------------------------------------------------------------------------------------

Janus Aspen Capital                     Long-term growth of capital               Equity securities of companies of any size
Appreciation Portfolio

------------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Growth Portfolio            Long term growth of capital               Common stocks of issuers of any size
                                        in a manner consistent with
                                        preservation of capital
------------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Worldwide                   Long term growth of capital               Common stocks of foreign and U.S.
Growth Portfolio                        in a manner consistent with               issuers; usually invests in at least five
                                        preservation of capital                   countries, including the U.S.
------------------------------------------------------------------------------------------------------------------------------------
MFS Emerging Growth Series              Long-term growth of capital               Common stocks of emerging growth companies of
                                                                                  any size
------------------------------------------------------------------------------------------------------------------------------------
MFS Growth with Income Series           Reasonable current income and long-       Equity securities issued by U.S. and
                                        term growth of capital and income         foreign companies
------------------------------------------------------------------------------------------------------------------------------------
MFS New Discovery Series                To seek capital appreciation              Equity securities of companies that offer
                                                                                  superior prospects for growth, both U.S. and
                                                                                  foreign
------------------------------------------------------------------------------------------------------------------------------------
MFS Research Series                     Long-term growth of capital               Equity securities of companies
                                        and future income                         believed to possess better than average
                                                                                  prospects for long-term growth
------------------------------------------------------------------------------------------------------------------------------------
MFS Total Return Series                 Above average income consistent           Broad list of securities, including a
                                        with prudent employment of capital;       combination of equity and fixed-
                                        as a secondary objective, to provide      income, both U.S. and foreign
                                        reasonable opportunity for growth of
                                        capital and income
------------------------------------------------------------------------------------------------------------------------------------

Some of these Funds may not be available in your state.


                                                         -----------------------
Y O U R   A L L O C A T I O N   O P T I O N S            P R O S P E C T U S  41
                                                         -----------------------

Total returns do not reflect deductions

These total returns are for the funds only and do not reflect the effects of deductions from policy premiums, monthly deductions, or transaction deductions. Including the effects of these deductions reduces returns under the policy. See Special terms used in this prospectus and Deductions and charges for additional information.

Investment performance of the Funds

The table below shows the average annual total returns for the mutual funds for years ended December 31, 1999. The performance figures reflect the deduction of fund investment advisory fees and operating expenses, and assume that any dividends and capital gains are reinvested in the fund. These figures do not reflect how the funds' investment performance will affect the value of your policy, because they do not take into account the insurance and other charges we deduct from your policy. If these charges were taken into account, total returns would be lower. Also, past returns should not be used to predict future performance. Total returns for The Guardian Cash Fund are not presented here.

                                                       Years ended December 31, 1999
                                                   -------------------------------------
                                                                                10 Years
                                                                                or since
Fund name                                                                     inception,
and inception date                                 1 Year        5 Years         if less
----------------------------------------------------------------------------------------
The Guardian Stock Fund(1)
(4/13/83)                                          31.17%         29.48%        20.04%
----------------------------------------------------------------------------------------
The Guardian VC 500 Index Fund
(9/13/99)                                           N/A            N/A           6.38%*
----------------------------------------------------------------------------------------
The Guardian Small Cap Stock Fund
(7/16/97)                                          35.04%          N/A          16.25%*
----------------------------------------------------------------------------------------
The Guardian Bond Fund(1)
(5/1/83)                                           -0.84%          7.16%         7.27%
----------------------------------------------------------------------------------------
The Guardian VC High Yield Bond Fund
(9/13/99)                                           N/A            N/A           2.78%*
----------------------------------------------------------------------------------------
The Guardian VC Asset Allocation Fund
(9/13/99)                                           N/A            N/A           8.67%*
----------------------------------------------------------------------------------------
Baillie Gifford International Fund
(2/8/91)                                           39.11%         19.35%        16.01%*
----------------------------------------------------------------------------------------
Baillie Gifford Emerging
Markets Fund
(10/17/94)                                         72.30%          9.76%         6.71%*
----------------------------------------------------------------------------------------
Value Line Centurion Fund
(11/15/83)                                         28.23%         26.67%        19.48%
----------------------------------------------------------------------------------------
Value Line Strategic Asset
Management Trust
(10/1/87)                                          24.32%         22.24%        16.94%
----------------------------------------------------------------------------------------
Gabelli Capital Asset Fund(2)
(5/1/95)                                           19.81%          N/A          19.49%*
----------------------------------------------------------------------------------------
AIM V.I. Capital
Appreciation Fund(1)
(5/5/93)                                           44.61%         25.59%        22.33%*
----------------------------------------------------------------------------------------
AIM V.I. Global Utilities Fund(3)
(5/2/94)                                           33.56%         21.87%        18.45%*
----------------------------------------------------------------------------------------
AIM V.I. Value Fund(3)
(5/5/93)                                           29.90%         27.23%        23.07%*
----------------------------------------------------------------------------------------
Davis Financial Portfolio(4)
(7/1/99)                                            N/A            N/A          -7.17%*
----------------------------------------------------------------------------------------
Davis Real Estate Portfolio(4)
(7/1/99)                                            N/A            N/A         -10.79%*
----------------------------------------------------------------------------------------
Davis Value Portfolio(4)
(7/1/99)                                            N/A            N/A           2.64%*
----------------------------------------------------------------------------------------


-----------------------
42  P R O S P E C T U S            Y O U R   A L L O C A T I O N   O P T I O N S
-----------------------

                                                       Years ended December 31, 1999
                                                   -------------------------------------
                                                                                10 Years
                                                                                or since
Fund name                                                                     inception,
and inception date                                 1 Year        5 Years         if less
----------------------------------------------------------------------------------------
Fidelity VIP II Contrafund Portfolio
(Service Class 2) (1/3/95)(5)                       N/A            N/A           N/A
----------------------------------------------------------------------------------------
Fidelity VIP Equity-Income Portfolio
(Service Class 2) (10/9/96)(5)                      N/A            N/A           N/A
----------------------------------------------------------------------------------------
Fidelity VIP III Growth
Opportunities Portfolio
(Service Class 2) (1/3/95)(5)                       N/A            N/A           N/A
----------------------------------------------------------------------------------------
Fidelity VIP III Mid Cap Portfolio
(Service Class 2) (12/28/98)(5)                     N/A            N/A           N/A
----------------------------------------------------------------------------------------
Janus Aspen Aggressive Growth Portfolio(6)
(9/13/93)(5)                                      125.40%         36.23%        34.42%*
----------------------------------------------------------------------------------------
Janus Aspen Capital Appreciation Portfolio(6)
(5/1/97)                                           67.00%          N/A          57.18%*
----------------------------------------------------------------------------------------
Janus Aspen Growth Portfolio(6)
(9/13/93)                                          43.98%         29.89%        24.28%*
----------------------------------------------------------------------------------------
Janus Aspen Worldwide Growth Portfolio(6)
(9/13/93)                                          64.45%         33.60%        29.71%*
----------------------------------------------------------------------------------------
MFS Emerging Growth Series(7)
(7/24/95)                                          76.71%          N/A          36.44%*
----------------------------------------------------------------------------------------
MFS Growth with Income Series(7)
(10/9/95)                                           6.69%          N/A          21.12%*
----------------------------------------------------------------------------------------
MFS New Discovery Series(7)
(5/1/98)                                           73.41%          N/A          40.91%*
----------------------------------------------------------------------------------------
MFS Research Series(7)
(7/26/95)                                          24.05%          N/A          22.86%*
----------------------------------------------------------------------------------------
MFS Total Return Series(7)
(1/3/95)                                            3.08%          N/A          15.42%*
----------------------------------------------------------------------------------------

*     since inception

These total returns are for the funds only and do not reflect the effects of deductions from policy premiums, monthly deductions, transaction deductions or any deductions from the Separate Account. Including the effects of these deductions reduces returns. See Special terms used in this prospectus and Deductions and charges for additional information.

(1) Results for The Guardian Bond Fund and The Guardian Stock Fund reflect effects of expense reimbursements that occurred during the years ended December 31, 1984 and 1985. Without these expense reimbursements, results for these funds would be lower. The inception date for The Guardian Small Cap Stock Fund is the date of commencement of the public offering of the fund.
(2) For the period from May 1, 1995 through December 31, 1995, the Manager and the Adviser of Gabelli Capital Asset Fund absorbed a portion of the fund's operating expenses. Total returns for this period would have been lower if these expenses had not been absorbed.
(3) Total returns for AIMV.I. Value Fund, AIM V.I. Capital Appreciation Fund and AIM V.I. Global Utilities Fund reflect the effects of fee waivers and/or expense offset arrangements. In the absence of such arrangements total returns would have been lower.
(4) Total returns for Davis Financial, Davis Real Estate and Davis Value Portfolios reflect the effects of fee waivers and/or expense offset arrangements. In the absence of such arrangements, total returns would have been lower.

(5) Service Class 2 is a new class of shares issued by the Portfolio and no historical performance is yet available.

(6) Total returns for Janus Aspen Aggressive Growth, Janus Aspen Capital Appreciation, Janus Aspen Growth and Janus Aspen Worldwide Growth Portfolios reflect the effects or fee waivers and/or expense offset arrangements. In the absence of such arrangements total returns would have been lower.
(7) Total returns for the MFS Growth With Income Series, Emerging Growth Series, New Discovery Series, Research Series and Total Return Series reflect the agreement by the series' Adviser to bear expenses for the series, subject to reimbursement by the series, such that the operational expenses shall not exceed 0.25% of the average daily net assets of the series for each fiscal year since inception. In the absence of this agreement, except where a series is reimbursing its adviser for previous years' expense payments on its behalf, total returns would be lower.


                                                         -----------------------
Y O U R   A L L O C A T I O N   O P T I O N S            P R O S P E C T U S  43
                                                         -----------------------

The funds' investment advisers

All of the funds' investment advisers are registered as investment advisers under the Investment Advisers Act of 1940 (Advisers Act).

Guardian Investor Services Corporation

The Guardian Stock Fund, The Guardian Small Cap Stock Fund, The Guardian Bond Fund, The Guardian Cash Fund, The Guardian VCAsset Allocation Fund, The Guardian VC High Yield Bond Fund, and The Guardian VC500 Index Fund (the Guardian funds) are advised by Guardian Investor Services Corporation (GISC), 7 Hanover Square, New York, New York, 10004. GISC is wholly owned by GIAC.

Guardian Baillie Gifford Limited

Baillie Gifford International Fund and Baillie Gifford Emerging Markets Fund are advised by Guardian Baillie Gifford Limited (GBG), 1 Rutland Court, Edinburgh, EH3 8EY, Scotland. GBG is a member of Great Britain's Investment Management Regulatory Organization Limited (IMRO). GBG was incorporated in Scotland by GIAC and Baillie Gifford Overseas Limited (BG Overseas) in November 1990. BG Overseas is wholly owned by Baillie Gifford & Co., which is currently one of the largest investment management partnerships in the United Kingdom.

Baillie Gifford Overseas Limited

GBG has appointed BG Overseas to serve as sub-investment adviser to Baillie Gifford International Fund and Baillie Gifford Emerging Markets Fund. Like GBG, BG Overseas is located at 1 Rutland Court, Edinburgh, EH3 8EY, Scotland. BG Overseas is also a member of IMRO. No separate or additional fee is paid by the fund to BG Overseas.

Value Line, Inc.

Value Line Strategic Asset Management Trust and Value Line Centurion Fund are advised by Value Line, Inc., 220 East 42nd Street, New York, New York 10017.

Gabelli Funds, LLC

Gabelli Capital Asset Fund is managed by GISC, which has appointed Gabelli Funds, LLC as the investment adviser to the Fund. The adviser has its principal offices at One Corporate Center, Rye, New York 10580. No separate or additional fee is paid by the Fund to the adviser.


-----------------------
44  P R O S P E C T U S            Y O U R   A L L O C A T I O N   O P T I O N S
-----------------------

Massachusetts Financial Services Company

MFS Growth With Income Series, MFS Emerging Growth Series, MFS Total Return Series, MFS Research Series, and MFS New Discovery Series are advised by Massachusetts Financial Services Company (MFS), 500 Boylston Street, Boston, MA. MFS is a subsidiary of Sun Life of Canada (U.S.) Financial Services Holdings, Inc. which is itself an indirect wholly owned subsidiary of Sun Life Assurance Company of Canada.

A I M Advisors, Inc.

AIM V.I. Value Fund, AIM V.I. Global Utilities Fund, and AIM V.I. Capital Appreciation Fund are advised by A I M Advisors, Inc. (AIM), 11 Greenway Plaza, Suite 100, Houston, Texas 77046.

Fidelity Management & Research Company

The Fidelity VIP III Growth Opportunities Portfolio, Fidelity VIP Equity-Income Portfolio, Fidelity VIP II Contrafund Portfolio, and Fidelity VIP III Mid Cap Portfolio are advised by Fidelity Management & Research Company (FMR), 82 Devonshire Street, Boston, Massachusetts 02109.

On behalf of the Fidelity VIP IIContrafund Portfolio, Fidelity VIP III Growth Opportunities Portfolio, and Fidelity VIPIII Mid Cap Portfolio, FMR has sub-advisory agreements with two affiliates, FMR U.K. and FMR Far East. No separate or additional fee is paid by the portfolios to the sub-adviser.

Davis Selected Advisers, LP


Davis Financial Portfolio, Davis Real Estate Portfolio, and Davis Value Portfolio are advised by Davis Selected Advisers, LP, 2949 East Elvira Road, Suite 101, Tucson, Arizona 85706 (Davis). Davis Selected Advisers-NY, Inc. acts as sub-adviser to the Funds. It is located at 609 Fifth Avenue, New York 10017.


Janus Capital Corporation


Janus Aspen Growth Portfolio, Janus Aspen Aggressive Growth Portfolio, Janus Aspen Capital Appreciation Portfolio, and Janus Aspen Worldwide Growth Portfolio are advised by Janus Capital Corporation (Janus), 100 Fillmore Street, Denver, Colorado 80206.



                                                         -----------------------
Y O U R   A L L O C A T I O N   O P T I O N S            P R O S P E C T U S  45
                                                         -----------------------

THE FIXED-RATE OPTION

The net premiums you allocate to the fixed-rate option earn a set rate of interest. You may allocate some or all of your net premiums to the fixed-rate option, and may transfer some or all of your investments in the variable investment options into the fixed-rate option. There are restrictions on making transfers out of the fixed-rate option. See Transfers between the investment options. Your policy account value in the fixed-rate option is backed by GIAC's general account.

Fixed-rate option
--------------------------------------------------------------------------------
The net premiums you allocate to the fixed-rate option earn a set rate of interest. Your policy account value in the fixed-rate option is backed by GIAC's general account.

We have not registered the fixed-rate option or our general account as investment companies, and interests in the fixed-rate option are not registered under the Securities Act of 1933. The SEC staff does not review the prospectus disclosure about the fixed-rate option or the general account, but the information we present may be subject to certain generally applicable provisions of the federal securities laws regarding the accuracy and completeness of information appearing in a prospectus.

Amounts in the fixed-rate option

The total amount that you have invested in the fixed-rate option consists of:

o the portion of your net premiums and any loan repayments that you have allocated to this option, plus

o any amounts that you have transferred to this option from the variable investment options, plus

o     the interest paid on your policy account value in this option, minus

o any deductions or withdrawals from the fixed-rate option, including applicable charges.

Because different interest rates may be in effect as you make transfers and contributions, your effective interest rate at any time may be a weighted average of the different rates which apply to the portions of your policy account value in the fixed-rate option. Interest accrues daily on the total that you have invested in the fixed-rate option, including interest you have earned in previous years. The minimum annual interest rate for the fixed-rate option is 4%. Interest rates may be changed at any time in our discretion. We are not obliged to pay more than 4% in interest, although we may choose to do so. Deductions from the fixed-rate option are made from amounts in the fixed-rate option in the order in which they were added, beginning with amounts held there the longest.


-----------------------
46  P R O S P E C T U S            Y O U R   A L L O C A T I O N   O P T I O N S
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

--------------------------------------------------------------------------------
      SPECIAL FEATURES OF YOUR POLICY
--------------------------------------------------------------------------------

POLICY LOANS

Policy loans
--------------------------------------------------------------------------------
While the insured is alive, you may borrow all or a portion of the loan value of your policy, by assigning your policy to us as collateral for your loan.

While the insured is alive, you may borrow all or a portion of the loan value of your policy, by assigning your policy to us as collateral for your loan. Your policy's loan value is:

o 90% of the cash surrender value of your policy on the date we receive your written request, minus

o     the amount of any outstanding policy debt, minus

o any interest due at the next policy anniversary on the outstanding policy debt, minus

o any interest that will be due at the next policy anniversary on the amount being borrowed.

The minimum loan amount is $500, or your policy's loan value, whichever is less. We will normally pay loan proceeds to you within seven days of receiving your request (see Policy proceeds for exceptions to this general rule).

We will not process any loan request that does not specify the variable investment options from which the loan should be taken, or that exceeds the amount available.

When taking out a policy loan, you should consider:

o amounts transferred out of the variable and fixed-rate options and into our Loan Account are no longer affected by the investment experience, positive or negative, or interest crediting, of those allocation options

o as a result, taking a policy loan will have a permanent effect on your policy account value, even after the loan is repaid in full

o the amount of your policy that is available for withdrawal or surrender, and your policy's death benefit proceeds, will also be reduced dollar-for-dollar by the amount of any policy debt

o if your policy is considered to be a modified endowment contract under the Internal Revenue Code, there may be tax consequences associated with taking a policy loan. See Tax considerations for a discussion of modified endowment contracts and the effects on policy loans

When you request a loan, we will first transfer that amount from the policy account value in the variable investment options that you specify in your request. If the amount of the loan requested exceeds the policy account value in all variable investment options, we will transfer the excess from your policy account value in the fixed-rate option into our Loan Account.

The investments in the Loan Account will earn interest at a minimum annual rate of 4%. We credit this interest monthly to the Loan Interest Account.


                                                         -----------------------
S P E C I A L   F E A T U R E S                          P R O S P E C T U S  47
                                                         -----------------------

Interest on your policy loan

We charge simple interest that accrues daily at an annual rate of 5% on all outstanding policy debt, payable in arrears, until the 20th anniversary of your policy. After this, the annual rate falls to 4.5% for all existing and new policy loans. Interest accrues daily and is due on each policy anniversary. If you do not pay the interest on your loan when it is due, the amount will be capitalized and added to the Loan Account. The maximum amount of loan interest that can be capitalized and added to the Loan Account is 100% of the policy's net cash surrender value.

Interest on policy loans
--------------------------------------------------------------------------------
We charge interest at an annual rate of 5% on all outstanding policy debt, payable in arrears, until the 20th anniversary of your policy. After this point the annual rate falls to 4.5% for all existing and new policy loans.

We transfer the required amount from the Loan Interest Account to the Loan Account. After the transfer, any amount remaining in the Loan Interest Account is transferred to the variable investment options and the fixed-rate option in accordance with the current premium allocation instructions. If the amount in the Loan Interest Account is not sufficient to cover the loan interest due, any deficiency will be transferred proportionately from the amounts in the variable investment options and the fixed-rate option.

Repaying your policy loan

Except for required loan repayments, you may repay all or part of any outstanding policy debt at any time while the insured is alive and the policy is in force. The minimum loan repayment amount is $100 or the outstanding balance of your policy debt, whichever is lower.

If the insured has died and the death benefit proceeds have not been paid, either in cash or under a payment option, you have 60 days after his or her death to repay any policy debt. If you do, we will then increase the amount payable to the beneficiary by the amount of your repayment.

Except for required loan repayments (see below), we will apply a loan repayment first to the payment of loan interest due but not yet capitalized, then to reduce amounts in the Loan Account and then to policy interest accrued since the last policy anniversary but not yet due. We credit any repayment applied to reduce amounts in the Loan Account to the variable investment options and the fixed-rate option according to your current allocation instructions. The amount credited to the fixed-rate option will earn the interest rate in effect at that time until the next policy anniversary.

Transfers under your policy that are made in connection with policy loans are not subject to transfer charges. Also, loan repayments are not subject to premium charges, so it may be to your advantage, if you have outstanding loans or interest, to make loan repayments rather than premium payments.

If, on any monthly processing date, you owe more in loans and interest than your cash surrender value, we will notify you that a loan repayment is required for your policy to remain in force. Your policy will lapse without value 61 days after the default date set out


------------------------
48   P R O S P E C T U S                         S P E C I A L   F E A T U R E S
------------------------
in our notice if we do not receive a payment equal to the amount by which your policy debt exceeds the cash surrender value on the monthly processing date in question.

If the insured dies after we have sent this notice, but before the 61 days are up, we will pay the beneficiary the death benefit proceeds, minus any policy debt and unpaid interest.

There may be adverse tax consequences if your policy lapses and you have outstanding policy debt.

DECREASING THE FACE AMOUNT

Decreasing the face amount
--------------------------------------------------------------------------------
On and after the first policy anniversary, you may request a reduction in its face amount, which is the guaranteed minimum amount your policy will pay at death or maturity.

On and after the first policy anniversary, you may request a reduction in face amount, which is the guaranteed minimum amount your policy will pay at death. To do this we require that:

o you make your request in writing and we receive it at our customer service office

o     the insured is alive when we receive your request

o the reduction is at least $5,000 unless it is caused by a partial withdrawal, in which case the partial withdrawal rules apply

o the new face amount is not lower than our minimum face amount, currently $100,000, and

o the monthly deductions are not currently being waived under a waiver of monthly deductions rider.

We reduce your face amount on the monthly processing date coinciding with or next following the date we approve your request.

Your death benefit option will determine how your policy is affected by a reduction in the face amount due to a partial withdrawal:

o under Option 1, a partial withdrawal will typically cause an immediate reduction in your policy's face amount

o under Option 2, a partial withdrawal will not reduce your policy's face amount. However, the amount of your death benefit will decline with each partial withdrawal.

o under Option 3, a partial withdrawal will typically not cause an immediate reduction in your policy's face amount. However, the amount of your death benefit will decline with each partial withdrawal.

If you have made one or more increases to the initial face amount by adding policy segments and then request a face amount decrease, we will apply the decrease to your policy segments as follows. We start with the most recent policy segment, followed by the next most recent, and so on, and then reduce the additional sum insured portion of the initial face amount and, finally, reduce the basic sum insured portion of the initial face amount.


                                                         -----------------------
S P E C I A L   F E A T U R E S                          P R O S P E C T U S  49
                                                         -----------------------

Since we do not deduct a surrender charge when you decrease the face amount, the surrender charge does not change. Your policy account value must always be greater than the surrender charge. Further, the administrative charge per $1,000 of coverage is not reduced by a decrease in face amount.

We will send you policy pages that reflect the changes resulting from your reduction in the face amount.


Reducing the face amount of your policy may have tax consequences, including possibly causing it to be considered a modified endowment contract under the Internal Revenue Code. A decrease in face amount may also reduce the federal tax law limits on what you can put into the policy. In these cases you may need to have a portion of the policy's cash value paid to you to comply with federal tax law. See Tax considerations.


You can also reduce or cancel coverage provided by the Adjustable Annual Renewable Term rider. Areduction in the face amount of the Adjustable Annual Renewable Term rider will not affect the face amount of your policy. Likewise, you can decrease the face amount of your policy without reducing the coverage of your term rider.

Consult your sales representative for advice. See Appendix C for more information on the Adjustable Annual Renewable Term rider.

INCREASING THE FACE AMOUNT

On any policy anniversary up to and including the anniversary closest to the insured's 70th birthday, you may ask us to increase your policy's face amount. To do this we require that:

o you make your request in writing and we receive it at our customer service office at least 30 days before your policy anniversary

o     you prove that the insured meets our insurance requirements

o     the increase be for at least $10,000, and

o the monthly deductions are not currently being waived under a waiver of monthly deductions rider.

If we approve the increase, it will take effect on the policy anniversary on or after we receive the request, provided the insured is alive on that date. We'll send you revised policy pages reflecting the changes to your policy.

We'll issue the increase in the form of a separate policy segment. Each policy segment has its own underwriting class, rate for cost of insurance, surrender charges, administrative charges, premium charge, target premium, and, during the first three policy years, minimum annual premium.


------------------------
50   P R O S P E C T U S                         S P E C I A L   F E A T U R E S
------------------------

After an increase in the face amount takes effect, to calculate premium charges we will allocate premium payments first to the initial face amount and then to each policy segment, starting with the oldest policy segment and ending with the most recent one. We'll allocate premiums in such a way that they won't exceed the annual target premium for the initial face amount or for each policy segment. When the sum of the premiums paid during a policy year exceeds the target premium for the initial face amount, we will allocate the excess to the first policy segment. If the premiums you pay during a policy year exceed the target premiums for all the policy segments and the initial face amount, we'll allocate the excess proportionately according to the target premiums for the initial face amount and each policy segment.

If you increase the face amount of your policy, it will be subject to new surrender charges. We'll calculate the surrender charges as if you had bought a new policy for the increase in the face amount. A new 9-year surrender charge will apply to the policy segment that increased the face amount. We'll notify you about the new surrender charge after any increase in the face amount.

You don't have to pay an additional premium to increase the face amount. However, you may have to make a premium payment to prevent the policy from going into default. That's because the new surrender charges triggered by an increase in the face amount would automatically reduce the net cash surrender value of the policy. Depending on your circumstances, a premium payment may be necessary to keep the net cash surrender value above zero.

Increasing the face amount of your policy may have tax consequences, including possibly causing your policy to be considered a modified endowment contract. The tax consequences associated with your policy being classified as a modified endowment contract are discussed in Tax considerations.


                                                         -----------------------
S P E C I A L   F E A T U R E S                          P R O S P E C T U S  51
                                                         -----------------------

PARTIAL WITHDRAWALS

After the first policy year, you may withdraw part of your policy's net cash surrender value. You must make your request for withdrawal in writing, and the insured must be alive when you make the withdrawal. The minimum partial withdrawal is $500. We have the right to limit the number of partial withdrawals you make in a policy year to 12.

Partial withdrawals
--------------------------------------------------------------------------------
After the first policy year, you may withdraw part of your policy's net cash surrender value. The minimum partial withdrawal is $500.

If we approve your request, it will be effective as of the business day we receive it at our customer service office. The proceeds will normally be paid within seven days of the time we receive your request. For exceptions to this general rule see Policy proceeds. We will not approve or process a partial withdrawal if:

o your remaining net cash surrender value would be insufficient to cover three times the most recent monthly deduction, or

o you have chosen death benefit Option 1 or Option 3 and the partial withdrawal would cause your policy's face amount to fall below our minimum face amount, or

o you do not specify the variable investment options from which the withdrawal is to be deducted, or

We will tell you if these conditions apply.

A partial withdrawal will reduce your policy account value by the amount of the partial withdrawal. In addition the face amount will be reduced by the amount of any partial withdrawal that exceeds the reduction-free partial withdrawal amount. So if you wish to make a partial withdrawal that does not reduce your face amount, you should make a reduction-free partial withdrawal. The amount of your reduction-free partial withdrawal depends on the death benefit option in effect and is calculated as shown below. If you have increased your policy's face amount by adding policy segments, we will reduce the face amount starting with the most recent policy segment, and ending with the additional sum insured and the basic sum insured, in that order. See Decreasing the face amount.

We will calculate the reduction-free partial withdrawal amount as of the close of business on the date we receive your request. This amount will be affected by which death benefit option you have chosen.

If you have chosen death benefit Option 1, your reduction-free partial withdrawal amount is any positive amount resulting from:

o     your policy account value, minus


------------------------
52   P R O S P E C T U S                         S P E C I A L   F E A T U R E S
------------------------

o your policy's face amount divided by the death benefit factor outlined in your policy.

If you have chosen death benefit Option 2, all partial withdrawals are reduction-free.

If you have chosen death benefit Option 3, your reduction-free partial withdrawal amount is the greater of:

o your net accumulated premiums immediately prior to the partial withdrawal, or

o     any positive amount resulting from:

      o     your policy account value, minus

      o your policy's face amount divided by the death benefit factor outlined in your policy.

We deduct the amount of your withdrawal from the policy account value attributable to the variable investment options that you specified in your request. If the partial withdrawal exceeds the policy account value attributable to all variable investment options, we will deduct the excess amount from the policy account value attributable to the fixed-rate option.

The tax consequences of making partial withdrawals are discussed under Tax considerations.


                                                         -----------------------
S P E C I A L   F E A T U R E S                          P R O S P E C T U S  53
                                                         -----------------------

SURRENDERING YOUR POLICY

Surrendering your policy
--------------------------------------------------------------------------------
You may surrender your policy for its net cash surrender value while the insured is alive. Your policy's net cash surrender value will normally be paid within seven days of the time we receive your request.

You may surrender your policy for its net cash surrender value while the insured is alive. We will calculate your policy's net cash surrender value as of the close of the business day we receive your written request, which must include your policy, or an acceptable affidavit confirming that you've lost your policy, at our customer service office. Your policy's net cash surrender value will normally be paid within seven days of the time we receive your request. Your policy's net cash surrender value will be calculated as follows:

o your policy account value, including any amount held in the Loan Account and Loan Interest Account, minus

o     any surrender charges, minus

o     any outstanding policy debt.

Your total surrender charges will be the total of the surrender charges for the initial face amount, and for any policy segments. See Deductions and charges.

      EXAMPLE

      Surrender in policy year 5
      --------------------------------------------------------------------------
      Male insured, Age 35
      --------------------------------------------------------------------------
      Preferred Plus Underwriting Class
      --------------------------------------------------------------------------
      Face Amount: $250,000
      --------------------------------------------------------------------------
      Annual Policy Premium: $2,207.50
      --------------------------------------------------------------------------
      Assuming, 6% hypothetical gross return: (5.19% net return)
      (See Appendix A)
      --------------------------------------------------------------------------
      Policy Account Value                                             $7,920.14
      ---------------------------------------         --------------------------
      Surrender Charge                                                  1,103.75
      ---------------------------------------         --------------------------
      Policy Debt                                                              0
      ---------------------------------------         --------------------------
      Net Cash Surrender Value                                         $6,816.39
      --------------------------------------------------------------------------

All insurance coverage will end on the day we calculate your policy's net cash surrender value. For a discussion of the tax consequences of surrendering your policy, see Tax considerations.


------------------------
54   P R O S P E C T U S                         S P E C I A L   F E A T U R E S
------------------------

TRANSFERS BETWEEN THE INVESTMENT OPTIONS

You may ask us to transfer your policy account value in and out of the variable investment options, or into the fixed-rate option, at any time. We will make transfers based on the unit values at the end of the business day on which we receive your instructions, either in writing or by telephone. You can request a transfer by writing to our customer service office or by calling 1-800-441-6455. Before you can request transfers over the telephone, you must first send us a written authorization form.

Transfers
--------------------------------------------------------------------------------
You may ask us to transfer your policy account value in and out of the variable investment options, or into the fixed-rate option, at any time. Each transfer must be for a minimum of $500, or the total amount you have invested in the option you are transferring funds out of, whichever is lower.

Your policy account value may not be invested in more than twenty of our allocation options at any one time. Each transfer must be for a minimum of $500, or the total amount you have invested in the option you are transferring funds out of, whichever is lower. If you make more than twelve transfers within a policy year, we reserve the right to charge you $25 for each additional transfer. We also reserve the right to limit you to one transfer every 30 days. We do not currently charge for additional transfers. There are also restrictions on making transfers out of the fixed-rate option, which are outlined below.

Written requests that are received after 4:00 p.m. New York time will be effective on the next business day. We will accept transfer instructions by telephone between 9:00 a.m. and 3:30 p.m. New York time on each business day. We will ask callers to provide identification and a personal security code for the policy, and will accept the instructions of anyone who can provide this information. We may also record telephone transfer requests without notifying the caller. If we reasonably believe that telephone instructions are genuine, we are not liable for any losses, damages or costs resulting from a transaction. As a result, you bear the risk of any losses caused by unauthorized or fraudulent telephone transactions.

The rules for telephone transfers are subject to change, and we reserve the right to suspend or withdraw this service without notice. During periods of financial market or economic volatility, it may be difficult to contact us in order to make a transfer by telephone. If this happens, you should send your request to us in writing.

TRANSFERS FROM THE FIXED-RATE OPTION

You may only transfer your policy account value out of the fixed-rate option once each policy year. We must receive your request within 30 days of your policy anniversary. If we receive your request in the 30 days before your policy anniversary, we will make the transfer on your policy anniversary. If we receive your request in the 30 day period after your policy anniversary, we will make the transfer on the business day we receive your request. We will not honor requests to transfer investments out of the fixed-rate option that we receive at any other time of the year.


                                                         -----------------------
S P E C I A L   F E A T U R E S                          P R O S P E C T U S  55
                                                         -----------------------

When you request a transfer from the fixed-rate option, the amounts that you have held in the fixed-rate option longest will be withdrawn first.

The maximum that you may transfer out of the fixed-rate option each policy year is either 33 1/3% of your allocation in the fixed-rate option on the policy anniversary on or immediately preceding the date of transfer, or $2,500, whichever is higher. If you have less than $2,500 in the fixed-rate option, you may transfer the entire amount.

DOLLAR COST AVERAGING TRANSFER OPTION

Under this option, you transfer the same dollar amount from The Guardian Cash Fund to a particular option or options each month, over a period of time. Using dollar cost averaging, you purchase more units in the variable investment options when their share prices are lower, and fewer units when prices are higher. In this way, dollar cost averaging may reduce the impact of price fluctuations on unit values of the variable investment options over the period that automatic transfers are made. However, this strategy cannot guarantee an increase in the overall value of your investments or offer protection against losses in a declining market.

Dollar cost averaging
--------------------------------------------------------------------------------
Under this option, you transfer the same dollar amount from The Guardian Cash Fund to a particular variable investment option or options each month, over a period of time. Dollar cost averaging may reduce the impact of price fluctuations on unit values of the variable investment options over the period that automatic transfers are made, but cannot guarantee an increase in the overall value of your investments or offer protection against losses in a declining market.

The amount of your monthly transfer under this option must be at least $100 for each option you wish to invest in. Amounts will be transferred automatically on each monthly processing date from The Guardian Cash Fund into the variable investment options you have chosen.

Before the program can begin, you must submit an authorization form.

We will stop your dollar cost averaging program when:

o the period of time listed on your dollar cost averaging authorization form ends

o your policy account value in The Guardian Cash Fund is insufficient to cover your monthly investment in the variable investment options you have chosen. If this happens we will divide what you do have in The Guardian Cash Fund proportionally among the variable investment options you have chosen, leaving a balance of zero in The Guardian Cash Fund

o you tell us in writing to end the program, and we receive this notice at least three days before the next monthly processing date, or

o     your policy lapses or you surrender it.

You may change your transfer instructions or reinstate the dollar cost averaging program, subject to the rules above, if we receive a new authorization form at least three business days before your policy's next monthly processing date.


------------------------
56   P R O S P E C T U S                         S P E C I A L   F E A T U R E S
------------------------

POLICY PROCEEDS

The amount that your beneficiaries will receive upon the death of the insured is determined as explained under Death benefit options, and is payable when we receive proof that the insured has died while the policy was in effect. It is calculated as follows:

o the death proceeds based on the death benefit option in effect as of the monthly processing date immediately preceding the insured's death, plus

o the proceeds of any coverage you have added to your policy through riders, plus

o if you have chosen death benefit Option 3, any premiums paid between the monthly processing date and the insured's date of death, minus, as of the date of the insured's death,

o     any outstanding policy debt, minus

o     as of the date of the insured's death, the lesser of:

      o     any premium required under the No Lapse Guarantee; or

      o     the amount required to bring the cash surrender value up to zero,

      and minus

o any partial withdrawals between the monthly processing date and the insured's date of death.

We may adjust the death proceeds paid to the beneficiaries if:

o     the age or sex listed on the policy application is incorrect

o the insured commits suicide within two years of the policy issue date, a change in the face amount, or the date a change in the death benefit from Option 1 or Option 3 to Option 2 takes effect (but only for any increase in the death benefit over your policy's face amount that was a result of the change)

o     there are limits imposed by riders to the policy.

If the insured has reached the attained age of 100 or older, the death proceeds will be the policy account value minus any policy debt as of the date of death.

The amount of all other transactions will be calculated at the end of the business day on which we receive the necessary instructions, information or documentation at our customer service office.

If the proceeds are being taken from your policy account value in the variable investment options, we will normally pay proceeds within seven days of receiving the necessary information. However,


                                                         -----------------------
S P E C I A L   F E A T U R E S                          P R O S P E C T U S  57
                                                         -----------------------
we may delay any transfers, loans or other payments made from the variable investment options when:

o the New York Stock Exchange is closed, except for weekends or holidays, or when trading has been restricted

o the Securities and Exchange Commission determines that a state of emergency exists, making policy transactions impracticable, or

o when one or more of the mutual funds corresponding to the variable investment options legally suspends payment or redemption of their shares.

We will pay interest on the death proceeds from the date of the insured's death until the proceeds are paid, either in a lump sum or through a payment option.

If the proceeds are from your policy account value in the fixed-rate option, they will normally be paid promptly once we have received the necessary information. However, we may delay any transfers, loans or other payments made from the fixed-rate option for up to six months from the date of your request. If we do this, we will pay interest of at least 3% per year on payments that we delay for 30 days or more. Please note that requests for transfers from the fixed-rate option may only be made during certain periods. See Transfers from the fixed-rate option.


EXCHANGING A POLICY


Exchanging a policy
--------------------------------------------------------------------------------
You may exchange all or a portion of your Park Avenue VUL policy for a fixed-benefit whole life policy issued by us or one of our affiliates, without having to prove that the insured meets our insurance requirements.

EXCHANGE FOR FIXED-BENEFIT WHOLE LIFE INSURANCE OPTION

At any time prior to the later of the insured's 70th birthday or the second policy anniversary, you have the right to exchange all or a portion of your Park Avenue VUL policy for a fixed-benefit whole life policy issued by us or our affiliate, Guardian Life, without having to prove that the insured meets our insurance requirements. Once exercised, this right terminates. Under the new policy, your policy value will be held in the issuer's general account. Your face amount cannot exceed the face amount of this policy on the date you make the exchange nor be less than the minimum face amount under GIAC's or its affiliate's rules. If you exchange a portion of the face amount, the face amount remaining must meet GIAC's minimum face amount requirements. The insured's age when the Park Avenue VUL policy took effect will also be carried over. Before you can make any exchange, however, you must repay any outstanding policy debt on your Park Avenue VUL policy, and all due monthly deductions must be paid. See your policy for details.

The exchange may result in a cost or credit to you. On or before the fifth policy anniversary, the exchange cost or credit is the greater of (a) or (b) where:


o (a) is the cumulative premiums for the new policy (i.e., the premiums that would have been paid to the date of exchange if the new policy had been in force from the policy date) with an



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


      annual interest rate of 6%, less the pro-rata portion of the cumulative premiums for this policy (i.e., the actual premiums paid for this policy to the date of the exchange) applicable to the face amount exchanged accumulated at an annual interest rate of 6%; and


o (b) is the cash value of the new policy, less the pro-rata portion of this policy's net cash surrender value on the exchange date applicable to the face amount exchanged.

After the fifth policy anniversary, the exchange cost is equal to the cash value of the new policy less the pro-rata portion of this policy's net cash surrender value on the exchange date applicable to the face amount exchanged.

If this amount is greater than zero, you must pay the exchange cost to the issuing company. If this amount is less than zero, the issuing company will pay an exchange credit to you.

The new policy will be issued and effective either on the business day that we receive your written exchange request at our customer service office along with your policy, or on the date that any exchange cost is received by the issuer of your new policy, whichever is later.

Additional rider benefits are available only if you provide the issuer of your new policy with satisfactory evidence of insurability for the insured, and will be subject to the issuing company's rules on the exchange date.

EXCHANGE FOR FIXED BENEFIT PAID-UP INSURANCE OPTION (AVAILABLE IN NEW YORK ONLY)


On any policy anniversary, you may elect the Fixed Benefit Paid-Up Insurance Option. To be eligible for this option, we must receive your written request to elect this option at our customer service office on or within 30 days prior to a policy anniversary, the insured must be living, and the policy must have a cash surrender value.


If you elect this option, we will transfer your policy account value to the general account. If any policy debt is outstanding, you may apply a portion of the policy account value to repay the policy debt. Any policy debt still outstanding on the date this option takes effect will continue as policy debt under this option with the same rate of interest. You may not make further premium payments under this option and any riders attached to the policy will be cancelled.

This option provides a level death benefit. The death benefit will be the amount the net cash surrender value, if policy debt is being repaid, otherwise the cash surrender value, will purchase as a net single premium at the insured's attained age, sex and underwriting class.

The Fixed Benefit Paid-Up Insurance Option will have a cash value and a policy loan value. We will send you policy pages reflecting the


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
table of guaranteed values. The death benefit under this option will be reduced by the amount of any outstanding policy debt. The cash value and the death benefit will be reduced after a partial withdrawal. The new death benefit will be the current death benefit multiplied by the ratio of the cash value after the partial withdrawal to the cash value before the partial withdrawal. No monthly administration charges will be deducted when this option is in effect. We will send you policy pages reflecting the new values.

You should consult with legal and tax advisers before exchanging your policy under either of the above options.

PAYMENT OPTIONS

You have several payment options for the death or surrender proceeds from your policy. These proceeds can either be paid in a single lump sum, or under one or more of the payment options listed below. You may select a payment option while the insured is living. If the insured has died and you have not chosen a payment option, the beneficiaries may choose the payment options, up to one year after the insured's death. If you are surrendering your policy, you have 60 days after the proceeds of your policy become payable within which to choose a payment option. You, or the beneficiaries, may choose to distribute the proceeds under more than one payment option at a time, but you must distribute at least $5,000 through each option selected. Monthly payments under each option must be at least $50.

Payment options
--------------------------------------------------------------------------------
You have several payment options for the death or surrender proceeds from your policy. These proceeds can either be paid in a single lump sum, or under one or more of the payment options specified in the accompanying text.

The proceeds of your policy must be paid to a 'natural person'. Payments will not be made to his or her estate if he or she dies before the proceeds have been fully paid. You may name a second person to receive any remaining payments if this happens.

The proceeds that we hold in order to make payments under the payment options do not share in the income, gains or losses of the variable investment options, nor do they earn interest in the same way or amount as funds in the fixed-rate option.

Under Payment Option 1, we will hold the proceeds and make monthly interest payments at a guaranteed annual rate of 3%.

Under Payment Option 2, we will make monthly payments of a specified amount until the proceeds and interest are fully paid. At least 10% of the original proceeds must be paid each year. Guaranteed interest of 3% will be added to the proceeds each year.

Under Payment Option 3, we will make monthly payments for a specified number of years. The amount of the payments will include interest at 3% per year.


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Under Payment Option 4, we will make monthly payments for the longer of the life of the payee or 10 years. The minimum amount of each payment will include interest at 3% per year.

Under Payment Option 5, we will make monthly payments until the amount paid equals the proceeds settled, and for the remaining life of the payee. The minimum amount of each payment will include interest at 3% per year.

Under Payment Option 6, we will make monthly payments for 10 years and for the remaining life of the last surviving of two payees. The minimum amount of each payment will include interest at 3% per year.

Payment option tables for Options 4, 5 and 6 are based on the Annuity 2000 Mortality Tables (male and female) projected 20 years to the year 2020 by 100% of the male scale G Factors (for males) and 50% of the female scale G Factors (for females).

Your policy lists the monthly payment for every $1,000 of proceeds that the payee applies under Options 3 to 6.


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

--------------------------------------------------------------------------------
      TAX CONSIDERATIONS
--------------------------------------------------------------------------------

This discussion of tax considerations for your Park Avenue VUL policy is general in nature, does not purport to be complete or to cover all tax situations, and should not be considered as tax advice. It is based on our understanding of federal income tax laws as they are currently being interpreted. We cannot guarantee that these laws will not change while this prospectus is in use, or while your policy is in force. If you are interested in purchasing a policy, taking a policy loan or effecting policy transactions, you should consult a legal or tax adviser regarding your particular circumstances.

--------------------------------------------------------------------------------

TAX STATUS OF THE POLICY

Tax status
--------------------------------------------------------------------------------
To qualify as a life insurance contract and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a life insurance policy must satisfy certain requirements which are set forth in the Internal Revenue Code. For example, the underlying investments must be "adequately diversified" in order for the policy to be treated as a life insurance contract for Federal income tax purposes. It is intended that the investment divisions of the Separate Account, through the mutual funds, will satisfy these diversification requirements.

In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a life insurance policy must satisfy certain requirements which are set forth in Section 7702 of the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Accordingly, there is some uncertainty about the application of Section 7702 to a policy, particularly so with respect to policies issued on an insured who does not meet our insurance requirements for standard coverage. Nevertheless, we believe it is reasonable to conclude that your policy should satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we may take appropriate steps to bring the policy into compliance with such requirements and we reserve the right to modify the policy as necessary in order to do so.

In certain circumstances, owners of variable life insurance policies have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the policyowners have been currently taxed on income and gains attributable to separate account assets. There is little guidance in this area, and some features of the Park Avenue VUL policy, such as your flexibility to allocate premiums and the policy account value, have not been explicitly addressed in published rulings. While we believe that the policy does not give policyowners investment control over the Separate Account's assets, we reserve the right to modify the policy as necessary to prevent the policyowner from being treated as the owner of the Separate Account assets supporting the policy.

In addition, the Code requires that the investments of the investment divisions of our Separate Account be "adequately diversified" in order for the policy to be treated as a life insurance contract for federal income tax purposes. It is intended that the investment divisions of the Separate Account, through the mutual funds, will satisfy these diversification requirements.


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

The following discussion assumes that the policy will qualify as a life insurance contract for federal income tax purposes.

TREATMENT OF POLICY PROCEEDS

Treatment of policy proceeds
--------------------------------------------------------------------------------
We believe that the death benefits under your policy should be excludable from the gross income of the beneficiary. Generally, under the existing federal tax laws, increases in the value of your policy will not be taxed federally unless you make a withdrawal before the insured dies.

We believe that the death benefits under your policy generally should be excludable from the gross income of the beneficiary. Generally, under the existing federal tax laws, increases in the value of your policy will not be taxed federally unless you make a withdrawal before the insured dies. The money that you receive when the insured dies is not subject to federal income tax, but may be subject to federal estate taxes or generation skipping taxes.

Partial withdrawals, surrenders and policy loans all result in money being taken out of your policy before the insured dies. How this money is taxed depends on whether your policy is classified as a modified endowment contract.

Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts," with less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policy as to premiums and benefits, the individual circumstances of each policy will determine whether it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premium payments made during the first seven policy years. Certain changes in a policy after it is issued could also cause it to be classified as a modified endowment contract. You should consult with a competent tax adviser to determine whether a policy transaction will cause your policy to be classified as a modified endowment contract.

If your policy is not considered a modified endowment contract:

o money that you withdraw from your policy will generally be taxed only if the total that you withdraw exceeds your "basis" in the policy - which is generally equal to the total amount that you have paid in premiums. The difference between what you have put in and what you take out will be taxed as ordinary income. When you withdraw money from your policy, your basis is reduced by any amount withdrawn that is not taxed

o if you surrender your policy, you will generally be taxed only on the amount by which the value of your policy, including any policy debt, is greater than your basis in the policy. The tax consequences of surrendering your policy may vary if you receive the proceeds under one of the payment plans. Losses are generally not tax deductible

o policy loans are generally not taxable because they must be paid back. The interest you pay on these loans is generally not tax deductible. However, if your policy lapses while you have an outstanding policy loan, you may have to pay tax on the amount that you still owe to your policy. The tax consequences of a policy

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

loan are unclear if the difference between the rate we charge on the loan and the interest rate earned on the loan is very small. You should consult a tax adviser regarding these consequences.

If your policy is considered a modified endowment contract:

o all distributions other than death benefits, including partial withdrawals, surrenders, assignments and policy loans, will be treated first as distributions of gain, taxable as ordinary income to the extent of any gain; and as a tax free recovery of basis only after all the gain in the contract has been distributed.

o all modified endowment contracts issued by GIAC or its affiliates during any calendar year will be treated as one modified endowment contract to determine the taxable portion of any distribution

o a 10% penalty tax will also apply to any taxable distribution unless it is made to a taxpayer who is 59 1/2 years of age or older; is attributable to a disability; or is received as substantially equal periodic payments made over the life of the taxpayer, or the life of the taxpayer and a beneficiary.

EXCHANGES

Generally, there are no tax consequences when you exchange one life insurance policy for another, as long as the same person is being insured. Paying additional premiums under the new policy may cause it to be treated as a modified endowment contract. Your policy may also lose any "grandfathering" privilege, where you would be exempt from certain legislative or regulatory changes made after your original policy was issued, if you exchange your policy. You should consult with a tax adviser if you are considering exchanging any life insurance policy.

POLICY CHANGES

We will make changes to policies and their riders where necessary to attempt to ensure that they continue to qualify as life insurance under the Internal Revenue Code, and policyowners are not considered the direct owners of the mutual funds held in the Separate Account. Any changes will be made uniformly to all policies affected. We will provide advance notice in writing of these changes when required by state insurance regulators.

Federal, state and local governments may, from time to time, introduce new legislation concerning the taxation of life insurance policies. They can also change or adopt new interpretations of existing laws and regulations without notice. If you have questions about the tax consequences of your Park Avenue VUL policy, please consult a legal or tax adviser.


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

ESTATE AND GENERATION SKIPPING TRANSFER TAXES

If you are both the policyowner and the insured, the death benefit under your Park Avenue VUL policy will generally be included in the value of your gross estate for federal estate tax purposes. If you are not the insured, the value of the policy will be included in your gross estate.

Transfer taxes
--------------------------------------------------------------------------------
If you are both the policyowner and the insured, the death benefit under your Park Avenue VUL policy will generally be included in the value of your gross estate for federal estate tax purposes. If the beneficiary of the policy is someone who is two or more generations younger than the policyowner, the generation-skipping transfer (GST) tax may be imposed.

Also, if the beneficiary of the policy is someone who is two or more generations younger than the policyowner, the generation-skipping transfer (GST) tax may be imposed.

The individual situation of a policyowner or beneficiary will determine how the ownership of a policy or the receipt of policy proceeds will affect their tax situation. Because the rules are complex, a legal or tax adviser should be consulted for specific information.

Other tax consequences

Park Avenue VUL policies can be used in various ways, including:

o     as non-qualified deferred compensation or salary continuance plans

o     in split-dollar insurance plans, and

o as part of executive bonus plans, retiree medical benefits plans, or other similar plans.

The tax consequences of these plans will vary depending on individual arrangements and circumstances. We recommend that anyone considering buying a Park Avenue VUL policy with the expectation of favorable tax consequences should consult with a qualified tax adviser before investing.

In addition, new rules have recently been passed by Congress relating to life insurance owned by businesses. Any business should consult with a qualified tax adviser before buying a policy, and before making any changes or transactions under the policy.


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

POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the policy could change by legislation or otherwise. You should consult a tax adviser with respect to legislative developments and their effect on the policy.

Possible tax law changes
--------------------------------------------------------------------------------
Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the policy could change by legislation or otherwise. You should consult a tax adviser with respect to legislative developments and their effect on the policy.

GIAC'S TAXES

Based on current life insurance tax regulations, GIAC does not pay tax on investment income or capital gains from the assets held in the Separate Account. The operations of the Separate Account are reported on our federal income tax return, which is then consolidated with that of our parent company, Guardian Life.

We may pay taxes at the state and local level, as well as premium taxes, but at present these are not substantial. If they increase, we reserve the right to recover these costs by charging the Separate Account or the policy.

INCOME TAX WITHHOLDING

We are generally required to withhold money for income taxes when you make a transaction on which you will have to pay tax. You can request in writing that we not withhold any amount for income tax purposes. If we do not, or if we fail to withhold enough to cover the taxes that are due, you could be penalized. You would also be responsible for any unpaid taxes when you file your regular income tax return. We may similarly withhold generation skipping transfer taxes unless you tell us in writing that these taxes are not required.


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

--------------------------------------------------------------------------------
      RIGHTS AND RESPONSIBILITIES
--------------------------------------------------------------------------------

ASSIGNING THE RIGHTS TO YOUR POLICY

You may assign the rights under your Park Avenue VUL policy to another person or business. This is often done, for example, to secure a loan. We will only be bound by such an agreement when we have received a copy of the assignment papers, signed by you, as well as the business or person to whom you are assigning your rights, and your policy's beneficiaries, if applicable. Assignments are subject to all payments made or actions we have taken on or before the date we receive the assignment papers. We are not responsible for determining whether the transfer of your policy's rights is legally valid.

Assigning policy rights
--------------------------------------------------------------------------------
You may assign the rights under your Park Avenue VUL policy to another person or business, subject to certain restrictions discussed in the accompanying text.

The entity or person to whom you assign your rights may exercise all rights granted under the policy except the right to:

o     change the policyowner or beneficiary

o     change a payment option, and

o direct where your net premiums will be invested or make transfers among the fixed-rate and variable investment options.

VOTING RIGHTS

As explained in The variable investment options, we are the owner of the fund shares held in the Separate Account. As a result, we have the right to vote at any meeting of the funds' shareholders.

Where we are required to by law, we will vote fund shares based on the instructions we receive from Park Avenue VUL policyowners. If we do not receive instructions from some policyowners, we will vote fund shares attributable to their policies, and any shares we own in our own right, in the same proportion as the shares attributable to the policyowners from whom we do receive instructions. This proportion could include policyowners and contract owners from other separate accounts.

If changes in the law or its interpretation allow us to make voting decisions in our own right, or to restrict the voting of policyowners, we reserve the right to do so. We will ask you for your voting instructions if, on the record date set by the fund's directors, part of your policy account value is invested in the variable investment option of the Separate Account that corresponds to the mutual fund holding a shareholders' meeting.

The number of votes that you have will be based on the number of shares that you hold. We will calculate the number of shares, or fraction of a share, that you hold on the record date by dividing the dollar value of your investment in the division of the Separate Account corresponding to the mutual fund, by the net asset value of the variable investment option's shares on that date.


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

If, after careful examination, we reasonably disapprove of a proposed change to a mutual fund's investment adviser, its advisory contract, or its investment objectives or policies, we may disregard policyowners' voting instructions, if the law allows us to do so. If the change affects the investment adviser or investment policy, we will only exercise this right if we determine in good faith that the proposed change is contrary to state law or is inappropriate in view of the fund's investment objective and purpose. If we exercise this right, we will provide a detailed explanation of our actions in the next semi-annual report to policyowners.

Certain activities related to the operation of the Separate Account may require the approval of policyowners. See Rights reserved by GIAC. If a vote is required, you will be given one vote for every $100 of your policy that is held in the variable investment options. For any investments that we hold on our own behalf, we will vote in the same proportion as our policyowners.

You do not have the right to vote on the operations of the fixed-rate option.

LIMITS TO GIAC'S RIGHT TO CHALLENGE A POLICY

Incontestability

Generally, we cannot challenge your policy or any face amount increase once it is in force for two years. If you change your policy's death benefit from Option 1 or Option 3 to Option 2, we have two years to challenge any increase in the death benefit that results from this change. If we are successful in our challenge, your death benefit will revert to what it would have been under Option 1 or Option 3, whichever is applicable.

Incontestability
--------------------------------------------------------------------------------
Generally, we cannot challenge your policy once it is in force for two years.

Misstatement of age or sex

If we find that the information in the application regarding the age or sex of the insured is wrong, we will adjust the death benefit to that which would have been purchased by the most recent deduction for cost of insurance under the policy and any rider costs using the correct age or sex.


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

Suicide exclusion

If the insured commits suicide within two years of the policy's issue date, regardless of whether he or she is considered sane at the time, the amount that we must pay in death benefits will be limited to the greater of

o     the net cash surrender value as of the date of death, or

o     the policy premiums paid, minus

o     any policy debt, minus

o     any partial withdrawals.

If the insured commits suicide, while sane or insane within two years from the effective date of any increase in the face amount, our liability will be limited to the cost of insurance for such increase.

If the insured commits suicide within two years of an increase in your policy's death benefit due to a change from Option 1 or Option 3 to Option 2, the death benefit will be limited to the original death benefit under Option 1 or Option 3, whichever is applicable, plus the additional cost of insurance charges paid for the increased death benefit.

RIGHTS RESERVED BY GIAC

We reserve the right to make changes or take actions that we feel are in the best interests of the policyowners and their beneficiaries, or are appropriate for the policy. We will follow applicable laws and regulations in exercising our rights, and will seek the approval of policyowners or regulators when necessary. Some of the changes or actions we may take include:

o     operating the Separate Account in any form permitted by law

o taking any action that will allow the Separate Account either to comply with or be exempt from sections of the 1940 Act

o     de-registering the Separate Account under the 1940 Act

o transferring the assets from one division of the Separate Account into other divisions, or to one or more separate accounts, or to our general account, and adding, combining, or removing investment divisions in the Separate Account

o substituting the shares of one mutual fund held through the Separate Account for shares of a different class in the same mutual fund, shares of a different mutual fund, or any other investment allowed by law

o adding to, suspending or eliminating your ability to direct how your net premiums are invested, or to transfer your investments among the variable investment options or the fixed-rate option

o changing the way we make deductions or collect charges, consistent with the limits outlined in the policy


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

o changing the policy as required to ensure that it continues to qualify as life insurance under the Internal Revenue Code, or to preserve favorable tax treatment for your benefits under the policy, or

o making any changes necessary to the policy so that it conforms with any action we are permitted to take.

We will inform you if we make a change that affects the basic nature of the investments in any of the variable investment options. If this occurs, you will have 60 days from the postmark on our notice to transfer your investments out of this option and into one of the other investment options, without charge. See Transfers between the investment options.

YOUR RIGHT TO CANCEL YOUR POLICY

You may cancel your policy by returning it with a written cancellation notice to either our customer service office or the agent from whom you bought the policy. You must do this within the later of:

o     10 days of receiving your policy, or

o     45 days of signing your completed policy application.

Longer periods may apply in some states. If a cancellation notice is sent by mail, it will be effective on the date of the postmark. Once we receive your notice, we will refund all of the premiums you have made towards your policy, and it will be considered void from the beginning. We may delay refunding any payments you made by check until your check has cleared.


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70   P R O S P E C T U S   R I G H T S   A N D   R E S P O N S I B I L I T I E S
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

--------------------------------------------------------------------------------
      OTHER INFORMATION
--------------------------------------------------------------------------------

DISTRIBUTION OF THE POLICY AND OTHER CONTRACTUAL ARRANGEMENTS


We have an agreement with Guardian Investor Services Corporation (GISC) for GISC to act as the principal underwriter of the VUL policies, as well as the other variable life insurance policies and variable annuity contracts that we offer. GISC is a broker-dealer registered under the Securities and Exchange Act of 1934, and a member of the National Association of Securities Dealers. GISC is a New York corporation.


Agents and commissions

GIAC agents who are licensed by state insurance authorities to sell variable life insurance policies must also be registered representatives of GISC, or of broker-dealer firms which have entered into agreements with GIAC and GISC to sell Park Avenue VUL policies, which may include our affiliate Park Avenue Securities LLC. Our agents receive a maximum sales commission of:

o 55% of the policy premium paid for the first policy year or the first year of a policy segment up to one target premium, and 3% of any policy premiums in excess of one target premium, then

o 4% of the policy premiums paid for policy years two through ten or years two through ten of any policy segment up to one target premium, and 3% of any policy premiums in excess of one target premium, then

o 0.15% per annum of the policy account value (excluding loans) paid monthly after policy year 10.

In certain group and sponsored arrangements, commissions are levelized to 20% of premiums paid up to one target premium in each of the first five policy years.

We may also compensate our agents in the form of commission overrides, expense allowances, bonuses, wholesaler fees and training allowances. In addition, agents may qualify for non-cash compensation such as expense-paid trips or educational seminars.

If you return your policy under the right to cancel provisions, the agent may have to return some or all of any commissions we have paid.

Administrative services

Through an agreement with our parent company, Guardian Life, to carry out the administration of Park Avenue VUL policies, we are billed quarterly for the time that their staff spends on GIAC business, and for the use of their centralized services and sales force.


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Communications we'll send you

Shortly after your policy anniversary each year, we will send you an updated statement showing the following information:

o     the amount of your current death benefit

o the instructions we have on file regarding where to invest your net premiums, and how much you have invested in each of the allocation options

o your policy account value, cash surrender value and net cash surrender value

o the amount you have paid in policy premiums and the charges that we have deducted, since the last anniversary of your policy

o a summary of any transfers or partial withdrawals, loans or loan repayments that you have made since your last annual statement

o     the total of any outstanding policy debt that you owe us, and

o     the interest rate for allocations to the fixed-rate option.

Twice a year we will also send you reports containing the financial statements of the mutual funds and the Separate Account through which you invest in these funds. Of these reports, the annual reports will contain audited financial statements.

We will confirm in writing receipt of your policy premiums and any transfers or other transactions. We will also write you to request a premium or loan repayment to keep your policy from lapsing.

Other agreements

We have entered into several other agreements, including:

o an agreement with Value Line, Inc. under which we are compensated for marketing the Value Line Centurion Fund and the Value Line Strategic Asset Management Trust to our policyowners, and

o agreements with MFS, AIM, Davis, Fidelity and Janus under which we are compensated for certain administrative costs and expenses connected to the offering and sale of their funds to our policyholders. The amount we receive is based on a percentage of assets under management.

SPECIAL PROVISIONS FOR GROUP OR SPONSORED ARRANGEMENTS

Where state insurance laws allow us to, we may sell Park Avenue VUL policies under a group or sponsored arrangement.

A group arrangement is one in which a group of individuals is covered under a single policy. This might be arranged, for example, by an employer, a trade union, or a professional association.

A sponsored arrangement is one in which we are allowed to offer members of a group, such as employees of a company or members of an association, insurance policies on an individual basis.


------------------------
72   P R O S P E C T U S                       O T H E R   I N F O R M A T I O N
------------------------

We may reduce or eliminate certain deductions and charges outlined in this prospectus for policies bought under group or sponsored arrangements including policies issued in connection with certain business insurance arrangements. We may, for instance, sell policies without surrender charges and/or with reduced or eliminated fees and charges to employees, officers, directors and agents of Guardian Life and its subsidiaries and their immediate family members. We may reduce or waive policy charges and deductions in accordance with the rules in effect as of the date an application for a policy is approved. In addition, GIAC may permit groups and persons purchasing under a sponsored arrangement to apply for simplified issue and multi-life underwriting. To qualify for a reduction in the policy's charges or deductions certain criteria must be met. These may include:

o     the size of the group

o     the expected number of participants

o     the expected amount of premium payments.

o     the expected number of policies to be issued

o     the amount of coverage

The amount of any reduction in charges or deductions and the criteria to qualify for a reduction will reflect our reduced cost of selling and/or maintaining the policies in group or sponsored arrangements.

From time to time we may change the amount of any reduction in charges or deductions, or the criteria that a group must meet to qualify for these reductions. Any change will be made on a non-discriminatory basis.

LEGAL CONSIDERATIONS FOR EMPLOYERS

The Park Avenue VUL policy estimates different risks for men and women in establishing a policy's premiums, benefits and deductions, except in states where gender-neutral standards must be used. In 1983, the United States Supreme Court held that optional annuity benefits offered under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. Anyone interested in buying Park Avenue VUL policies in connection with insurance or benefits programs should consult with their legal advisers to determine if the policy is appropriate for this purpose.


                                                         -----------------------
O T H E R   I N F O R M A T I O N                        P R O S P E C T U S  73
                                                         -----------------------

ADVERTISING PRACTICES

In our advertisements and sales materials for Park Avenue VUL policies we may include:

o articles or reports on variable life insurance in general, or Park Avenue VUL specifically, and any other information published in business or general information publications.

o relevant indices or rankings of investment securities or similar groups of funds

o comparisons of the variable investment options with the mutual funds offered through the separate accounts of other insurance companies, or those with similar investment objectives and policies, and

o comparisons with other investments, including those guaranteed by various governments.

We may use the past performance of the variable investment options and funds to promote the policies. This data is not indicative of the performance of the funds or the policies in the future or the investment experience of individual policyowners.

We may feature individual funds and their managers, and describe the asset levels and sales volumes of GIAC, GISC and others in the investment industry. We may also refer to past, current, or prospective economic trends and investment performance, and any other information that may be of interest.

We are a member of the Insurance Marketplace Standards Association ("IMSA") and may include the IMSA logo and information about IMSA membership in our advertisements. Companies that belong to IMSA subscribe to a set of ethical standards for sales and service of individually sold life insurance and annuities.

LEGAL PROCEEDINGS

We are not currently involved in any legal proceedings that would threaten our financial position or that of the Separate Account.

LEGAL MATTERS

The legal validity of the Park Avenue VUL policy, as described in this prospectus, has been confirmed by Richard T. Potter, Jr., Vice President and Counsel of GIAC.


------------------------
74   P R O S P E C T U S                       O T H E R   I N F O R M A T I O N
------------------------

REGISTRATION STATEMENT

We have omitted some information from this prospectus, which is contained in our registration with the Securities and Exchange Commission (SEC), relating to the Separate Account and the Park Avenue VUL policy. You can obtain this information by contacting the SEC's main office in Washington, DC, and paying the required fee.

FINANCIAL STATEMENTS

The GIAC consolidated financial statements contained in this prospectus should only be used to determine our ability to meet our obligations under the Park Avenue VUL policies, and not as an indication of the investment experience of the Separate Account.

FINANCIAL AND ACTUARIAL EXPERTS


The consolidated financial statements as of December 31, 1999 and 1998 and for each of the three years in the period ended 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP is located at 1177 Avenue of the Americas, New York, New York 10036.


The actuarial matters contained in this prospectus have been examined by Charles
G. Fisher, FSA, Vice President and Actuary of GIAC. His opinion on actuarial matters is filed as an exhibit to the registration statement filed with the Securities and Exchange Commission.


                                                         -----------------------
O T H E R   I N F O R M A T I O N                        P R O S P E C T U S  75
                                                         -----------------------

GIAC'S MANAGEMENT

The directors and officers of GIAC are named below together with information about their principal occupations and affiliations during the past five years. The business address of each director and officer is 7 Hanover Square, New York, New York 10004. The "Guardian Fund Complex" referred to in the biographical information is comprised of (1) The Guardian Variable Contract Funds, Inc. (a series fund that issues its shares in four series), (2) The Guardian Bond Fund,
(3) The Guardian Cash Fund, (4) The Park Avenue Portfolio (a series trust that issues its shares in nine series) and (5) GIAC Funds, Inc. (a series fund that issues its shares in three series).

Name                    Title               Business History
------------------------------------------------------------------------------------------------------------------------------------
Joseph A. Caruso        Vice President     Vice President and Corporate Secretary, The Guardian Life Insurance Company
                        and Secretary      of America 3/96 - present; Second Vice President and Corporate Secretary
                                           1/95 - 2/96;   Vice President and Secretary, Guardian Investor Services Corporation,
                                           Secretary, Guardian Asset Management Corporation, Guardian Baillie Gifford Limited, Park
                                           Avenue Securities LLC and various mutual funds within the Guardian Fund Complex.
------------------------------------------------------------------------------------------------------------------------------------
Philip H. Dutter        Director           Management Consultant (self-employed). Director of The Guardian
                                           Life Insurance Company of America 3/88 - present. Director of
                                           Guardian Investor Services Corporation.
------------------------------------------------------------------------------------------------------------------------------------
Earl C. Harry           Treasurer          Treasurer, The Guardian Life Insurance Company of America 11/96 -
                                           present. Assistant Treasurer prior thereto. Treasurer of Guardian Investor Services
                                           Corporation, Guardian Asset Management Corporation and Park Avenue Securities LLC.
------------------------------------------------------------------------------------------------------------------------------------
Arthur V. Ferrara       Director           Retired. Former Chairman of the Board and Chief Executive Officer,
                                           The Guardian Life Insurance Company of America 1/93 - 12/95;
                                           Director 1/81 - present. Director (Trustee) of Guardian Investor Services Corporation,
                                           Guardian Asset Management Corporation, Gabelli Capital Asset Fund, Park Avenue Securities
                                           LLC and various mutual funds within the Guardian Fund Complex.
------------------------------------------------------------------------------------------------------------------------------------
Charles G. Fisher       Vice President     Second Vice President and Actuary, The Guardian Life Insurance
                        and Actuary        Company of America.
------------------------------------------------------------------------------------------------------------------------------------
Leo R. Futia            Director           Retired. Former Chairman of the Board and Chief Executive Officer,
                                           The Guardian Life Insurance Company of America; Director 5/70 - present. Director
                                           (Trustee) of Guardian Investor Services Corporation, Park Avenue Securities LLC and
                                           various mutual funds within the Guardian Fund Complex.
------------------------------------------------------------------------------------------------------------------------------------
Peter L. Hutchings      Director           Executive Vice President and Chief Financial Officer, The Guardian Life
                                           Insurance Company of America 5/87 - present. Director of Guardian Investor Services
                                           Corporation, Park
                                           Avenue Securities LLC and Guardian Asset Management Corporation.
------------------------------------------------------------------------------------------------------------------------------------
Frank J. Jones          Executive          Executive Vice President and Chief Investment Officer, The Guardian Life
                        Vice President,    Insurance Company of America, Director, Guardian Investor Services Corporation,
                        Chief Investment   Guardian Baillie Gifford Limited, Park Avenue Securities LLC, Director and President
                        Officer, and       Guardian Asset Management Corporation. Executive Vice President, GIAC Funds,
                        Director           Inc.. Officer of various mutual funds within the Guardian Fund Complex.
------------------------------------------------------------------------------------------------------------------------------------


------------------------
76   P R O S P E C T U S                       O T H E R   I N F O R M A T I O N
------------------------

Name                    Title               Business History
------------------------------------------------------------------------------------------------------------------------------------
Edward K. Kane          Executive          Executive Vice President, The Guardian Life Insurance Company of America
                        Vice President     1/97 - present; Senior Vice President and General Counsel prior thereto.
                        and Director       Director, Guardian Asset Management Corporation.
------------------------------------------------------------------------------------------------------------------------------------
Bruce C. Long           Director and       Senior Vice President, The Guardian Life Insurance Company of
                        Executive          America 9/99 - present; President, New England Annuities 2/94-6/99; Director
                        Vice President     and President, Guardian Investor Services Corporation; Director, Guardian
                        Equity Products    Baillie Gifford Limited.
------------------------------------------------------------------------------------------------------------------------------------
Frank L. Pepe           Vice President     Vice President and Controller, Equity Products, The Guardian Life Insurance
                        and Controller     Company of America 1/96 - present; Second Vice President and Controller, Equity Products
                                           prior thereto. Vice President and Controller of Guardian Investor Services Corporation.
                                           Vice President and Treasurer, GIAC Funds, Inc.. Officer of various mutual funds within the Guardian Fund Complex.
------------------------------------------------------------------------------------------------------------------------------------
Richard T. Potter, Jr.  Vice President     Vice President and Equity Counsel, The Guardian Life Insurance Company
                        and Counsel        of America 1/96 - present; Second Vice President and Equity Counsel prior thereto. Vice
                                           President and Counsel of Guardian Investor Services Corporation. Counsel of Guardian
                                           Asset Management Corporation, Park Avenue Securities LLC, and various mutual funds within the Guardian Fund Complex.
------------------------------------------------------------------------------------------------------------------------------------
Joseph D. Sargent       President,         President, Chief Executive Officer and Director The Guardian Life Insurance
                        Chief Executive    Company of America 1/96 - present; President prior thereto; Director 1/93 -
                        Officer and        present. Chairman of the Board of Guardian Investor Services Corporation and
                        Director           Guardian Asset Management Corporation and various mutual funds within the Guardian Fund
                                           Complex. Director of Guardian Baillie Gifford Limited and Park Avenue Securities LLC.
------------------------------------------------------------------------------------------------------------------------------------
William C. Warren       Director           Retired. Dean Emeritus, Columbia Law School. Former Chairman of the Board, Sandoz, Inc.;
                                           Director of The Guardian Life Insurance Company of America since 1/57, Park Avenue
                                           Securities LLC, and Director of Guardian Investor Services Corporation.
------------------------------------------------------------------------------------------------------------------------------------

No officer or director of GIAC receives any compensation from the Separate Account. No separately allocable compensation has been paid by GIAC, or any of its affiliates, to any person listed above for services rendered to the Separate Account.


                                                         -----------------------
O T H E R   I N F O R M A T I O N                        P R O S P E C T U S  77
                                                         -----------------------

--------------------------------------------------------------------------------
      SPECIAL TERMS USED IN THIS PROSPECTUS
--------------------------------------------------------------------------------

Some of the special terms used in this prospectus are defined below.

Additional sum insured

This is additional insurance coverage that provides a level death benefit to the policy anniversary nearest the insured's 100th birthday.

Age

The insured's age on his or her birthday closest to the date the policy takes effect.

Attained age

The insured's Age plus the number of policy years completed since the policy date.

Basic policy

The policy, including the basic sum insured, additional sum insured, endorsements and applications, but excluding any additional benefit riders.

Basic sum insured

The amount of coverage provided by the Basic policy, excluding any additional sum insured. The minimum basic sum insured is currently $100,000.

Business day

Each day that GIAC processes transactions, currently including each day on which the New York Stock Exchange or its successor is open for trading and GIAC is open for business. GIAC's close of business is 4 p.m. New York time. If any transaction or event occurs or is scheduled to occur on a day that is not a business day, or if a transaction request is received after GIAC's close of business, such transaction or event will be deemed to occur as of the next following business day unless otherwise specified.

Face amount

The sum of the basic sum insured plus the additional sum insured and the amount of any policy segments in force at the time of determination.

Initial face amount

The face amount in force on the policy's issue date. The minimum initial face amount is currently $100,000.

Internal Revenue Code

The Internal Revenue Code of 1986, as amended, and its related rules and regulations.

Issue date

The date your policy is issued at GIAC's customer service Office.


------------------------
78   P R O S P E C T U S                               S P E C I A L   T E R M S
------------------------

Loan account

An account to which values from the variable investment options and the fixed-rate option are transferred when a policy loan is taken. The Loan Account is equal to the loan.

Loan amount

The sum of any amounts borrowed plus any capitalized loan interest less any loan repayment.

Loan interest account

An account that represents the interest earnings credited by GIAC on the Loan Account.

Minimum annual premium

An amount used to determine whether your policy meets the No Lapse Guarantee Premium Test, and in setting your policy's initial premium. It is shown in your policy.

Monthly processing date

The day of each policy month on which the monthly deduction is deducted from the policy account value and certain policy benefits and values are calculated. The monthly processing date is the same date of each calender month as the policy date, or the last day of a calender month if that is earlier. If such calendar day is not a business day, the monthly processing date will be the next following business day.

Net accumulated premiums


At issue, net accumulated premiums equals the value of the initial premium payment. Thereafter, net accumulated premiums will increase, as a result of premium payments made, and decrease, as a result of partial withdrawals. After a premium payment, net accumulated premiums will be equal to the value of net accumulated premiums before the premium payment plus the amount of the premium paid. After a partial withdrawal, net accumulated premiums is equal to the greater of (i) the value of net accumulated premiums before the withdrawal, decreased by the amount of the partial withdrawal, or (ii) zero.


Net amount at risk

The difference between the amount that you would be paid under a policy segment under the policy's death benefit and the policy account value allocated to that segment.

Net Premium

The amount of premium that remains after we deduct premium charges from the premiums you pay.


                                                         -----------------------
S P E C I A L   T E R M S                                P R O S P E C T U S  79
                                                         -----------------------

No Lapse Guarantee

For the first three years of your policy the No Lapse Guarantee ensures that it will not lapse, even if the net cash surrender value of your policy is not enough to pay the policy's monthly deduction in a given month, so long as the No Lapse Guarantee Premium Test is met.

No Lapse Guarantee Premium Test

This test is used to determine whether your policy qualifies for the No Lapse Guarantee. It states that, as of the most recent monthly processing date, you must have paid at least as much into your policy (minus any withdrawals or policy debt) as the minimum annual premiums up to this date, as outlined in your policy. To calculate your minimum annual premium for the current policy year, multiply your minimum annual premium by a ratio equal to the number of completed policy months since the last policy anniversary plus 1 over 12.

Policy anniversary

The same date each year as the policy date.

Policy date

The date your policy comes into effect. This date is used to measure policy months, policy years, policy anniversaries, and monthly processing dates.

Policy debt

The unpaid policy loan amount plus the accumulated and unpaid interest on those loans.

Target premium


A measure of premium used to determine your policy's premium charges and agent commissions. Your policy's basic sum insured, additional sum insured and any policy segments you buy each have their own target premium. The target premium associated with the basic sum insured and additional sum insured is based on the insured's age, underwriting class and sex (unless gender-neutral rates are required by law). The target premium associated with any policy segment is based on the insured's attained age and the underwriting class for each policy segment.


The target premium for any rider, except the guaranteed coverage rider, is based on the monthly deduction for that rider during the first policy year.


------------------------
80   P R O S P E C T U S                               S P E C I A L   T E R M S
------------------------

This page intentionally left blank


                                                         -----------------------
S P E C I A L   T E R M S                                P R O S P E C T U S  81
                                                         -----------------------

--------------------------------------------------------------------------------
      THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.
--------------------------------------------------------------------------------

The Guardian Insurance & Annuity Company, Inc.

CONSOLIDATED BALANCE SHEETS

                                                                                                              As of December 31,
                                                                                                           -------------------------
                                                                                                             1999            1998
                                                                                                           ---------       ---------
                                                                                                                (In millions)
Assets:
Bonds, available for sale at fair
   value (cost $572.7 million; $538.6 million, respectively) .......................................       $   554.8       $   549.0
Affiliated mutual funds ............................................................................            78.0            42.9
Joint ventures .....................................................................................             0.5             0.4
Policy loans .......................................................................................            80.1            72.9
Short-term investments .............................................................................             7.1              --
                                                                                                           ---------       ---------
Total invested assets ..............................................................................           720.5           665.2
                                                                                                           ---------       ---------
Cash and cash equivalents ..........................................................................            63.6            18.5
Deferred acquisition costs .........................................................................           357.5           313.6
Deferred software costs ............................................................................            11.6              --
Uncollected and unpaid premiums ....................................................................             3.4             2.1
Amounts receivable from reinsurers .................................................................            46.5            42.5
Investment income due and accrued ..................................................................             9.9             9.4
Other assets .......................................................................................             5.1             3.3
Accounts receivable ................................................................................            37.5            22.2
Separate account assets ............................................................................        11,063.8         8,841.7
                                                                                                           ---------       ---------
Total Assets .......................................................................................       $12,319.4       $ 9,918.5
                                                                                                           =========       =========
Liabilities:
Future policy benefits and other policyholder liabilities ..........................................       $   547.9       $   480.0
Due to parent and mutual fund affiliates ...........................................................            69.6            32.2
Current federal income taxes .......................................................................            18.2            25.8
Deferred federal income taxes ......................................................................           102.8            98.8
Accrued expenses and other liabilities .............................................................           110.0            47.5
Separate account liabilities .......................................................................        10,970.4         8,764.8
                                                                                                           ---------       ---------
Total Liabilities ..................................................................................        11,818.9         9,449.1
                                                                                                           ---------       ---------
Stockholder's equity:
Common stock, 1999 - $100 par value, 25,000 shares authorized, issued and outstanding; 1998 - $100 par value, 20,000 shares
   authorized, issued and oustanding ...............................................................             2.5             2.0
Additional paid-in capital .........................................................................           136.9           137.4
Retained earnings ..................................................................................           347.9           310.6
Accumulated other comprehensive income .............................................................            13.2            19.4
                                                                                                           ---------       ---------
Stockholder's equity ...............................................................................           500.5           469.4
                                                                                                           ---------       ---------
Total Liabilities & Stockholder's Equity ...........................................................       $12,319.4       $ 9,918.5
                                                                                                           =========       =========

See notes to consolidated financial statements.


------------------------
82   P R O S P E C T U S                 F I N A N C I A L   S T A T E M E N T S
------------------------

The Guardian Insurance & Annuity Company, Inc.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

                                                                                                   For the years ended December 31,
                                                                                                   ---------------------------------
                                                                                                    1999          1998         1997
                                                                                                   ------        ------       ------
                                                                                                             (In millions)
Revenues:

Premiums ...................................................................................       $ 12.0        $  9.1       $  3.7
Net investment income ......................................................................         45.4          41.4         38.7
Realized capital (losses) gains on investments .............................................         (1.7)          2.1          0.9
Income from brokerage operations ...........................................................         67.1          39.7         31.1
Administrative service fees ................................................................        217.1         173.6        130.5
Other income ...............................................................................         17.5          24.0         20.3
                                                                                                   ------        ------       ------
Total revenues .............................................................................        357.4         289.9        225.2
                                                                                                   ------        ------       ------

Benefits and other deductions:

Policyholder benefits ......................................................................         21.2          23.7         20.3
Amortization of deferred policy acquisition costs ..........................................         67.1          55.3         36.6
Amortization of deferred software costs ....................................................          1.8            --           --
Other operating costs and expenses .........................................................        165.6         105.1         73.3
                                                                                                   ------        ------       ------
Total benefits and other deductions ........................................................        255.7         184.1        130.2
                                                                                                   ------        ------       ------

Income before income taxes .................................................................        101.7         105.8         95.0

Federal income taxes:
Current expense ............................................................................         12.1          24.4         17.2
Deferred expense ...........................................................................         12.3          12.0         16.2
                                                                                                   ------        ------       ------
Total federal income taxes .................................................................         24.4          36.4         33.4
                                                                                                   ------        ------       ------

Net income .................................................................................         77.3          69.4         61.6

Other comprehensive income, net of income tax:
Change in unrealized investment (losses) gains .............................................         (6.2)          3.2         12.6
                                                                                                   ------        ------       ------

Comprehensive income .......................................................................       $ 71.1        $ 72.6       $ 74.2
                                                                                                   ======        ======       ======

See notes to consolidated financial statements


                                                         -----------------------
F I N A N C I A L   S T A T E M E N T S                  P R O S P E C T U S  83
                                                         -----------------------

The Guardian Insurance & Annuity Company, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

                                                                                                    For the years ended December 31,
                                                                                                   ---------------------------------
                                                                                                    1999          1998         1997
                                                                                                   ------        ------       ------
                                                                                                              (In millions)
Common stock at par value, beginning of year ...............................................       $  2.0        $  2.0       $  2.0
Increase in par value ......................................................................          0.5            --           --
                                                                                                   ------        ------       ------
Common stock at par value, end of year .....................................................          2.5           2.0          2.0
                                                                                                   ------        ------       ------

Capital in excess of par value, beginning of year ..........................................        137.4         137.4        137.4
(Decrease) in capital ......................................................................         (0.5)           --           --
                                                                                                   ------        ------       ------
Capital in excess of par value, end of year ................................................        136.9         137.4        137.4
                                                                                                   ------        ------       ------

Retained earnings, beginning of year .......................................................        310.6         241.2        179.6
Net income .................................................................................         77.3          69.4         61.6
Dividends to parent ........................................................................        (40.0)           --           --
                                                                                                   ------        ------       ------
Retained earnings, end of year .............................................................        347.9         310.6        241.2
                                                                                                   ------        ------       ------

Accumulated comprehensive income,
    net of deferred taxes, beginning of year ...............................................         19.4          16.2          3.6
Change in unrealized investment (losses) gains,
    net of deferred taxes ..................................................................         (6.2)          3.2         12.6
                                                                                                   ------        ------       ------
Accumulated comprehensive income,
    net of deferred taxes, end of year .....................................................         13.2          19.4         16.2
                                                                                                   ------        ------       ------

Total stockholder's equity, end of year ....................................................       $500.5        $469.4       $396.8
                                                                                                   ======        ======       ======

See notes to consolidated financial statements.


------------------------
84   P R O S P E C T U S                 F I N A N C I A L   S T A T E M E N T S
------------------------

The Guardian Insurance & Annuity Company, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                                                  For the years ended December 31,
                                                                                                 ----------------------------------
                                                                                                  1999          1998          1997
                                                                                                 ------        ------        ------
                                                                                                            (In millions)
Operating activities
    Net income ...........................................................................       $ 77.3        $ 69.4        $ 61.6
Adjustments to reconcile net income to net
    cash provided by operating activities:
      Changes in
       Deferred policy acquisition costs .................................................        (43.9)        (46.2)        (45.9)
       Deferred software costs ...........................................................        (11.6)           --            --
       Uncollected premiums ..............................................................         (1.3)          2.4           0.5
       Amounts receivable from reinsurers ................................................         (4.0)        (13.4)         24.9
       Investment income due and accrued .................................................         (0.5)         (0.5)         (0.3)
       Other assets ......................................................................         (1.8)          0.1           0.6
       Accounts receivable ...............................................................        (15.3)          8.6         (10.4)
       Separate accounts, net ............................................................        (16.5)        (14.8)         (5.1)
       Future policy benefits and policyholder liabilities ...............................         20.9          21.9         (17.0)
       Payable to parent .................................................................         10.7           5.7           8.9
       Federal income taxes:
         Current .........................................................................         (7.6)          9.1           6.9
         Deferred ........................................................................          4.0          14.1          19.2
       Accrued expenses and other liabilities ............................................         62.5          (1.5)        (14.0)
       Realized losses(gains) on investments .............................................          1.7          (2.1)         (0.9)
       Other, net ........................................................................         (0.7)          1.0          (3.8)
                                                                                                 ------        ------        ------
         Net cash provided by operating activities .......................................         73.9          53.8          25.2
                                                                                                 ------        ------        ------

Investment activities

    Proceeds from investments sold
       Bonds .............................................................................        142.2         280.9         315.4
       Other items, net ..................................................................           --            --          (1.3)
    Investments purchased
       Bonds .............................................................................       (180.1)       (331.7)       (310.5)
       Affiliated mutual funds ...........................................................        (24.6)         (3.3)        (20.5)
                                                                                                 ------        ------        ------
         Net cash used by investing activities ...........................................        (62.5)        (54.1)        (16.9)
                                                                                                 ------        ------        ------

Financing activities

    Additions to policyholder contract deposits ..........................................        107.7          54.8          61.7
    Withdrawals from policyholder contract deposits ......................................        (60.7)        (64.4)        (61.8)
    Dividend to parent ...................................................................        (13.3)           --            --
                                                                                                 ------        ------        ------
         Net cash provided (used) by financing activities ................................         33.7          (9.6)         (0.1)
                                                                                                 ------        ------        ------
(Decrease) Increase in cash ..............................................................         45.1          (9.9)          8.2
Cash and cash equivalents, at beginning of year ..........................................         18.5          28.4          20.2
                                                                                                 ------        ------        ------
Cash and cash equivalents, at end of year ................................................       $ 63.6        $ 18.5        $ 28.4
                                                                                                 ======        ======        ======
Supplemental disclosure:
    Federal income taxes paid ............................................................       $ 19.7        $ 15.4        $ 10.2
                                                                                                 ======        ======        ======

See notes to consolidated financial statements.


                                                         -----------------------
F I N A N C I A L   S T A T E M E N T S                  P R O S P E C T U S  85
                                                         -----------------------

--------------------------------------------------------------------------------
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1 - ORGANIZATION

      The Guardian Insurance & Annuity Company, Inc. (GIAC or the Company) is a wholly owned subsidiary of The Guardian Life Insurance Company of America (The Guardian). The Company, domiciled in the state of Delaware, is licensed to conduct life and health insurance business in all fifty states and the District of Columbia. The Company's primary business is the sale of variable deferred annuity contracts and variable and term life insurance policies. For variable products, other than 401(k) products, contracts are sold by insurance agents who are licensed by GIAC and are either Registered Representatives of Park Avenue Securities, LLP (PAS) or of broker dealer firms that have entered into sales agreements with GIAC. The Company's general agency distribution system is used for the sale of other products and policies.

      PAS, a wholly owned subsidiary of the Company, is a registered broker dealer under the Securities Exchange Act of 1934. PAS was established as a broker dealer during 1999 and has assumed the registered representatives formally affiliated with Guardian Investor Services Corporation (GISC).

      GISC, a wholly owned subsidiary of the Company, is a registered broker dealer under the Securities Exchange Act of 1934 and is a registered investment advisor under the Investment Adviser's Act of 1940. GISC is the distributor and underwriter for GIAC's variable products, and is the investment advisor to certain mutual funds sponsored by GIAC which are investment options for the variable products.

      The Company has established fourteen insurance separate accounts primarily to support the variable annuity, universal variable life and variable life insurance products it offers. The majority of the separate accounts are unit investment trusts registered under the Investment Company Act of 1940. Proceeds from the sale of variable products are invested through these separate accounts in certain mutual funds specified by the contractholders. Of these separate accounts the Company maintains two separate accounts whose sole purpose is to fund certain employee benefits plans of The Guardian.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Presentation: The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). All significant intercompany balances and transactions have been eliminated.

      Accounting Changes: In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which requires capitalization of external and certain internal costs incurred to obtain or develop internal-use computer software during the application development stage. The Company applied the provisions of SOP 98-1 prospectively effective January 1, 1999. The adoption of SOP 98-1 resulted in $14.9 million of software costs being capitalized. Capitalized internal use software is amortized on a straight-line basis over the estimated useful life of the software.

      Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS AND RELATED GAINS AND LOSSES:

      Bonds and common stocks are classified as available for sale and carried at estimated fair value, with unrealized appreciation or depreciation recorded net of applicable deferred taxes are included in a separate component of equity, "Accumulated other comprehensive income". The investment portfolio is reviewed for investments that may have experienced a decline in value considered to be other than temporary.

      Joint ventures are carried on the equity basis of accounting.

      Policy loans are stated at unpaid principal balance. The carrying amount approximates fair value since loans on policies have no defined maturity date and reduce the amount payable at death or surrender of the contract.


-----------------------
86  P R O S P E C T U S                          P A R K   A V E N U E   L I F E
-----------------------

The Guardian Insurance & Annuity Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999

      Securities purchase under agreements to resell and securities sold under agreements to repurchase are treated as financing arrangements and are carried at the amounts at which the securities will be subsequently resold or reacquired, including accrued interest, as specified in the respective agreements. The Company's policy is to take possession of securities purchased under agreements to resell. The market value of securities to be repurchased or resold is monitored, and additional collateral is requested, where appropriate, to protect against credit exposure.

      Securities repurchase and resale agreements and securities borrowed and loaned transactions are used to generate net investment income and facilitate trading activity. These instruments are short-term in nature (usually 30 days or less) and are collateralized principally by U.S. Government and mortgage-backed securities. The carrying amounts of these instruments approximate fair value because of the relatively short period of time between the origination of the instruments and their expected realization.

      Realized investment gains, net are computed using the specific identification method. Costs of bonds and stocks are adjusted for impairments considered other than temporary. Allowances for losses on mortgage loans and real estate are netted against asset categories to which they apply and provisions for losses on investments are included in "Realized investment gains, net." Decreases in lower of depreciated cost or fair value less selling costs of investment real estate held for sale are recorded in "Realized investment gains, net."

      Short-term investments are stated at amortized cost and consist primarily of investments with maturities as of purchase date of six months or less. Market values for such investments approximate carrying value.

      Cash and cash equivalents include cash on hand and highly liquid debt instruments purchased with an original maturity of three months or less.

      Deferred Policy Acquisition Costs are costs of acquiring new business, principally commissions, underwriting, agency and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

      For investment-type products, deferred policy acquisition costs are amortized over the shorter of the expected average life of the contracts or thirty years, as a constant percentage of estimated gross profits arising principally from investment results, mortality and expense margins and surrender charges based on actual results and anticipated future experience, updated at the end of each accounting period. The effect on the amortization of deferred policy acquisition costs of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised.

      For life insurance products, deferred policy acquisition costs are amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods generally are for the estimated life of the policy.

      Separate account assets and liabilities are reported at market value, and represent policyholder funds maintained in accounts having specific investment objectives. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. Investment risks associated with market value changes are generally borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain amounts. The investment results of separate accounts are reflected in separate account liabilities. The amounts provided by the Company to establish separate account investment portfolios (seed money) are included in separate account assets.

      Insurance Revenue and Expense Recognition consists of premiums and benefits. Premiums for term life and certain annuity insurance products are recognized as revenue when due and collected. The reserve for future policy benefits has been provided on a net-level premium method based upon estimated investment yields, mortality, and other assumptions which were appropriate at the time the policies were issued. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contract. This association is accomplished by the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

      Revenues for variable life and for individual and group variable annuity products consist of net investment income and cost of insurance, policy administration and surrender charges that have been earned and assessed against policyholder account balances during the period. Policy benefits and claims that are charged to expense include benefits and


                                                        ------------------------
F I N A N C I A L   S T A T E M E N T S                 P R O S P E C T U S   87
                                                        ------------------------

The Guardian Insurance & Annuity Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999

claims incurred in the period in excess of related policy account balances, maintenance costs and interest credited to policyholder account balances. The policyholder account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

      Income Taxes for the Guardian and its life insurance and non-life insurance subsidiaries file a consolidated federal income tax return. Current federal taxes are charged or credited to operations based on amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax basis of assets and liabilities using enacted income tax rates and laws.

      Reclassifications of certain amounts in prior years have been adjusted to conform to current year presentation.

NOTE 3 -- INVESTMENT SECURITIES

      Market values of bonds and common stocks are based on quoted prices as available. For certain private placement debt securities where quoted market prices are not available, management estimates fair market value by using adjusted market prices for like securities.

      The cost and estimated market values of investments by major investment category as of December 31, 1999 and 1998 are as follows:

                                                                                                    December 31, 1999
                                                                                                       (In millions)
                                                                                       ---------------------------------------------
                                                                                                    Gross         Gross    Estimated
                                                                                         Cost   Unrealized   Unrealized       Market
                                                                                        Basis        Gains       Losses        Value
                                                                                       ------   ----------   ----------    ---------
U.S.  Treasury securities & obligations of U.S.
  government corporations and agencies .........................................       $ 24.5       $  0.2       $  0.7       $ 24.0
Obligations of states and political subdivisions ...............................         30.7          0.1          0.5         30.3
Debt securities issued by foreign governments ..................................          3.8           --          0.1          3.7
Corporate debt securities ......................................................        513.7          0.5         17.4        496.8
                                                                                       ------       ------       ------       ------
  Subtotal .....................................................................        572.7          0.8         18.7        554.8
Affiliated mutual funds ........................................................         61.0         17.2          0.2         78.0
                                                                                       ------       ------       ------       ------
                                                                                       $633.7       $ 18.0       $ 18.9       $632.8
                                                                                       ======       ======       ======       ======

                                                                                                       (In millions)
                                                                                       ---------------------------------------------
                                                                                                    Gross         Gross    Estimated
                                                                                         Cost   Unrealized   Unrealized       Market
                                                                                        Basis        Gains       Losses        Value
                                                                                       ------   ----------   ----------    ---------
U.S.  Treasury securities & obligations of U.S.
  government corporations and agencies .........................................       $ 28.4       $  1.5       $   --       $ 29.9
Obligations of states and political subdivisions ...............................         60.2          1.4           --         61.6
Debt securities issued by foreign governments ..................................          8.0          0.1           --          8.1
Corporate debt securities ......................................................        442.0         10.0          2.6        449.4
                                                                                       ------       ------       ------       ------
  Subtotal .....................................................................        538.6         13.0          2.6        549.0
Affiliated mutual funds ........................................................         36.9          6.6          0.6         42.9
                                                                                       ------       ------       ------       ------
                                                                                       $575.5       $ 19.6       $  3.2       $591.9
                                                                                       ======       ======       ======       ======

      The amortized cost and estimated market value of bonds as of December 31, 1999 and 1998 by contractual maturity is shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.


-----------------------
88  P R O S P E C T U S                          P A R K   A V E N U E   L I F E
-----------------------

The Guardian Insurance & Annuity Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999

                                                                                            As of December 31, 1999
                                                                                                 (In millions)
                                                                                      ------------------------------------
                                                                                                                 Estimated
                                                                                        Amortized                   Market
                                                                                             Cost                    Value
                                                                                      -----------              -----------
Due in one year or less ............................................................  $      61.4              $      61.2
Due after one year through five years ..............................................        296.4                    290.0
Due after five years through ten years .............................................        100.1                     95.5
Due after ten years ................................................................         51.7                     46.7
Sinking fund bonds (including collateralized mortgage obligations) .................         63.1                     61.4
                                                                                      -----------              -----------
                                                                                      $     572.7              $     554.8
                                                                                      ===========              ===========

                                                                                            As of December 31, 1998
                                                                                                 (In millions)
                                                                                      ------------------------------------
                                                                                                                 Estimated
                                                                                        Amortized                   Market
                                                                                             Cost                    Value
                                                                                      -----------              -----------
Due in one year or less ............................................................  $      47.5              $      47.7
Due after one year through five years ..............................................        250.0                    253.2
Due after five years through ten years .............................................        102.5                    107.8
Due after ten years ................................................................         67.6                     68.3
Sinking fund bonds (including collateralized mortgage obligations) .................         71.0                     72.0
                                                                                      -----------              -----------
                                                                                      $     538.6              $     549.0
                                                                                      ===========              ===========

      The major categories of net investment income are summarized as follows:

                                                                                    For the year ended December 31,
                                                                                             (In millions)
                                                                            ----------------------------------------------
                                                                               1999             1998              1997
                                                                            -----------      -----------       -----------
Fixed maturities ........................................................   $      37.2      $      33.9       $      31.8
Affiliated mutual funds .................................................           1.6              1.5               1.1
Policy loans ............................................................           3.7              3.5               3.4
Short-term investment ...................................................           2.9              2.3               2.4
Joint venture dividend ..................................................           1.3              1.3               1.1
                                                                            -----------      -----------       -----------
                                                                                   46.7             42.5              39.8
Less: Investment expenses ...............................................           1.3              1.1               1.1
                                                                            -----------      -----------       -----------
Net investment income ...................................................   $      45.4      $      41.4       $      38.7
                                                                            ===========      ===========       ===========

     Realized gains and losses are based upon specific identification of the investments. The components of gross realized gains and losses for the year ended December 31, 1999, 1998 and 1997 are as follows:

                                                                                    For the year ended December 31,
                                                                                             (In millions)
                                                                            ----------------------------------------------
                                                                               1999             1998              1997
                                                                            -----------      -----------       -----------
Realized gains from dispositions:
  Bonds .................................................................   $       0.6      $      2.2        $       1.1
  Separate account seed .................................................           0.9              --                0.9
Realized gains from dispositions:
  Bonds .................................................................          (3.1)           (0.1)              (1.1)
  Affiliated mutual funds ...............................................          (0.1)             --                 --
                                                                            -----------      -----------       -----------
Realized gains ..........................................................   $      (1.7)     $       2.1       $       0.9
                                                                            ===========      ===========       ===========


                                                        ------------------------
F I N A N C I A L   S T A T E M E N T S                 P R O S P E C T U S   89
                                                        ------------------------

The Guardian Insurance & Annuity Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999

      The net unrealized holding gains and losses, included in the consolidated balance sheets as a component of comprehensive income and the changes for the corresponding years are summarized as follows:

                                                                                   For the years ended December 31,
                                                                                             (In millions)
                                                                            ----------------------------------------------
                                                                                1999             1998              1997
                                                                            -----------      -----------       -----------
Balance, beginning of year ...............................................  $      19.4      $      16.2       $       3.6
Changes in unrealized investment gains (losses),
  net of deferred taxes, attributable to:
    Bonds ................................................................        (20.4)             2.6               4.6
    Affiliated mutual funds ..............................................          9.1             (1.8)              7.3
    Separate account seed ................................................          5.1              2.4               1.7
    Other ................................................................           --               --              (1.0)
                                                                            -----------      -----------       -----------
Balance, end of year .....................................................  $      13.2      $      19.4       $      16.2
                                                                            ===========      ===========       ===========

      Currently, comprehensive income for the Company consists of net income and the change in unrealized gains and losses on securities. As of December 31, 1999, 1998 and 1997, the change in unrealized gains and losses before tax was $(12.9), $7.4 and $15.6 and after tax was $(6.2), $3.2 and $12.6, respectively.

      Reclassification adjustments for the period, which include gains on investment securities that were realized and included in net income of the current period that also had been included in other comprehensive income as unrealized holding gains in the period in which they arose, are as follows:

                                                                                   For the years ended December 31,
                                                                                             (In millions)
                                                                            ----------------------------------------------
                                                                                1999             1998              1997
                                                                            -----------      -----------       -----------
Unrealized holding (losses) gains ........................................  $     (14.5)     $       5.7       $      15.6
Less: Reclassification adjustments .......................................          1.6              1.7                --
                                                                            -----------      -----------       -----------
Change in unrealized holding (losses) gains ..............................  $     (12.9)     $       7.4       $      15.6
                                                                            ===========      ===========       ===========

      Special Deposit assets of $3.7 million and $4.1 million at December 31, 1999 and 1998, respectively, were on deposit with governmental authorities or trustees as required by certain insurance laws.

NOTE 4 -- DEFERRED POLICY ACQUISITION COSTS

      The balances of and changes in deferred policy acquisition costs as of and for the years ended December 31, 1999 and 1998 are summarized as follows:

                                                                                              As of December 31,
                                                                                                 (In millions)
                                                                                      ------------------------------------
                                                                                         1999                     1998
                                                                                      -----------              -----------
Balance, beginning of year .......................................................... $     313.6              $     267.4
Capitalization of deferrable expenses ...............................................        93.8                     77.0
Amortization of recoverable DAC balances ............................................       (67.1)                   (55.3)
Interest on DAC .....................................................................        21.7                     24.2
Retrospectively applied adjustments .................................................        (4.5)                     0.3
                                                                                      -----------              -----------
Balance, end of year ................................................................ $     357.5              $     313.6
                                                                                      ===========              ===========


-----------------------
90  P R O S P E C T U S                          P A R K   A V E N U E   L I F E
-----------------------

The Guardian Insurance & Annuity Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999

NOTE 5 -- POLICYHOLDERS' ACCOUNT BALANCES

      The balances of policyholders' account balances as of and for the years ended December 31, 1999 and 1998 are summarized as follows:

                                                                                              As of December 31,
                                                                                                 (In millions)
                                                                                      ------------------------------------
                                                                                         1999                     1998
                                                                                      -----------              -----------
Individual annuities ...............................................................  $   7,617.9              $   6,492.8
Group annuities ....................................................................      3,105.7                  2,104.3
Variable life ......................................................................        713.7                    569.6
Interest-sensitive life contracts ..................................................          4.2                      4.5
                                                                                      -----------              -----------
Policyholders' account balances ....................................................  $  11,441.5              $   9,171.2
                                                                                      ===========              ===========

      Policyholders' account balances for investment-type contracts represent an accumulation of gross premium payments plus credited interest less withdrawals, expenses and mortality charges.

NOTE 6 -- FEDERAL INCOME TAXES

      The federal income tax expense in the consolidated statements of earnings is summarized as follows:

                                                                                   For the years ended December 31,
                                                                                             (In millions)
                                                                            ----------------------------------------------
                                                                               1999             1998              1997
                                                                            -----------      -----------       -----------
Federal income tax expense:
  Current ................................................................  $      12.1      $      24.4       $      17.2
  Deferred ...............................................................         12.3             12.0              16.2
                                                                            -----------      -----------       -----------
Total ....................................................................  $      24.4      $      36.4       $      33.4
                                                                            ===========      ===========       ===========

      The federal income taxes attributable to consolidated operations in certain circumstances can be different from the amounts determined by multiplying the earnings from operations before federal income taxes by the expected federal income tax rate of 35%. The sources of the difference and the tax effects of each source are as follows:

                                                                                   For the years ended December 31,
                                                                                             (In millions)
                                                                            ----------------------------------------------
                                                                               1999             1998              1997
                                                                            -----------      -----------       -----------
Expected taxes on pre-tax income .........................................  $      35.6      $      37.5       $      33.3
Permanent adjustments:
  Dividends received deduction on separate accounts ......................        (13.1)              --                --
Reserve on overpayment of 1998 taxes in 1999 .............................          1.3               --                --
True-up of tax basis reserves ............................................          1.3               --                --
State and local taxes ....................................................           --             (0.5)              0.1
Foreign tax credit .......................................................         (0.3)            (0.3)               --
Other ....................................................................         (0.4)            (0.3)               --
                                                                            -----------      -----------       -----------
Total tax expense ........................................................  $      24.4      $      36.4       $      33.4
                                                                            ===========      ===========       ===========


                                                        ------------------------
F I N A N C I A L   S T A T E M E N T S                 P R O S P E C T U S   91
                                                        ------------------------

The Guardian Insurance & Annuity Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999

      The tax effect of temporary differences which give rise to deferred federal income tax assets and liabilities as of December 31, 1999 and 1998, are as follows:

                                                         As of December 31, 1999
                                                             (In millions)
                                                          -------------------
                                                            1999        1998
                                                          -------     -------
Deferred tax assets:
Other liabilities .....................................   $  19.5     $  15.7
DAC Proxy .............................................      13.7        11.1
Amounts receivable from reinsurer .....................       0.3         0.9
Other .................................................       3.9         1.4
                                                          -------     -------
Total deferred tax assets .............................      37.4        29.1

Deferred tax liabilities:
Deferred acquisition costs ............................   $ 125.1     $ 109.8
Capitalized software costs ............................       4.1          --
Reserves ..............................................       7.7         6.0
Investments ...........................................       3.3        10.3
Other .................................................        --         1.8
                                                          -------     -------
Total deferred tax liabilities ........................     140.2       127.9
                                                          -------     -------
Net deferred tax liability ............................   $ 102.8     $  98.8
                                                          =======     =======

      Management has concluded that the deferred income tax assets are more likely than not to be realized. Therefore, no valuation allowance has been provided.

NOTE 7 -- REINSURANCE

      The Company has entered into cession and assumption agreements on a coinsurance, modified coinsurance and yearly renewable term basis with affiliated and non-affiliated companies. Ceding reinsurance is used by the Company to limit its risk from large exposures and to permit recovery of a portion of direct losses, although ceded reinsurance does not relieve the originating insurer of liability.

      The Company has assumed and ceded coinsurance and modified coinsurance agreements with affiliated companies. Under these agreements, included in the consolidated statements of income are $0.9 million, $0.9 million and $1.0 million of assumed premiums at December 31, 1999, 1998 and 1997, and $83.1 million, $65.2 million and $43.6 million of ceded premiums at December 31, 1999, 1998 and 1997, respectively.

      The Company terminated, during 1997, an assumption agreement with an unaffiliated company. Under this agreement, included in the consolidated statements of income are $(2.3) million of premiums at December 31, 1997.

NOTE 8 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

      Estimated fair values for fixed maturities and equity securities, other than private placement securities, are based on quoted market prices or estimates from independent pricing services. Fair values for private placement securities are estimated using a discounted cash flow model which considers the current market spreads between the U.S. Treasury yield curve and corporate bond yield curve, adjusted for the type of issue, its current credit quality and its remaining average life. The fair value of certain non-performing private placement securities is based on amounts estimated by management.


-----------------------
92  P R O S P E C T U S                          P A R K   A V E N U E   L I F E
-----------------------

The Guardian Insurance & Annuity Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999

NOTE 9 -- RELATED PARTY TRANSACTIONS

      The Company is billed by The Guardian for all compensation and related employee benefits for those employees of The Guardian who are engaged in the Company's business and for the Company's use of The Guardian's centralized services and agency force. The amounts charged for these services amounted to $141.0 million in 1999, $100.8 million in 1998 and $72.2 million in 1997, and, in the opinion of management, were considered appropriate for the services rendered.

      The Company had an investment in the Guardian Real Estate Account (GREA), which was established in 1987 under Delaware Insurance law as an insurance company separate account. GIAC had contributed capital to GREA to provide for funds and to preserve liquidity. Effective December 19, 1997 GREA was liquidated and, as a result, $6.7 million was returned to GIAC in the form of capital and there was a realized gain recorded of $1.0 million.

      A significant portion of the Company's separate account assets is invested in affiliated mutual funds. Each of these funds has an investment advisory agreement with the Company, except for The Baillie Gifford International Fund, The Baillie Gifford Emerging Markets Fund, The Guardian Baillie Gifford International Fund and The Guardian Baillie Gifford Emerging Markets Fund.

      The separate account assets invested in affiliated mutual funds as of December 31, 1999 and 1998 are as follows (in millions):

                                                                                          1999                     1998
                                                                                      -----------              -----------
The Guardian Stock Fund ...........................................................   $   4,153.9              $   3,664.9
The Guardian VC 500 Index Fund ....................................................           1.8                       --
The Guardian VC Allocation Fund ...................................................           0.8                       --
The Guardian High Yield Bond Fund .................................................           0.2                       --
The Guardian Bond Fund ............................................................         320.0                    381.5
The Guardian Cash Fund ............................................................         484.1                    419.5
The Baillie Gifford International Fund ............................................         662.3                    526.4
The Baillie Gifford Emerging Markets Fund .........................................          64.6                     34.6
The Guardian Small Cap Stock Fund .................................................         130.6                    109.2
The Guardian Park Avenue Fund .....................................................         621.3                    511.6
The Guardian Park Avenue Small Cap Fund ...........................................          22.8                     13.2
The Guardian Asset Allocation Fund ................................................          46.0                     39.8
The Guardian Baillie Gifford International Fund ...................................          15.5                      9.1
The Guardian Baillie Gifford Emerging Markets Fund ................................           6.8                      0.8
The Guardian Investment Quality Bond Fund .........................................          12.7                      9.3
The Guardian High Yield Bond Fund .................................................           0.8                       --
The Guardian Cash Management Fund .................................................         126.4                     57.9
                                                                                      -----------              -----------
                                                                                      $   6,670.5              $   5,777.8
                                                                                      ===========              ===========

      The Company, in agreement with Baillie Gifford Overseas Ltd., has a joint venture company -- Guardian Baillie Gifford Ltd. (GBG) -- that is organized as a corporation in Scotland. GBG is registered in both the United Kingdom and the United States to act as an investment advisor for the Baillie Gifford International Fund (BGIF), the Baillie Gifford Emerging Markets Fund (BGEMF), The Guardian Baillie Gifford International Fund (GBGIF) and The Guardian Baillie Gifford Emerging Markets Fund (GBGEMF). The Funds are offered in the U.S. as investment options under certain variable annuity contracts and variable life policies.


                                                        ------------------------
F I N A N C I A L   S T A T E M E N T S                 P R O S P E C T U S   93
                                                        ------------------------

The Guardian Insurance & Annuity Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999

      The Company maintains investments in affiliated mutual funds. These investments as of December 31, 1999 and 1998 are as follows (in millions):

                                                                                         1999                     1998
                                                                                      -----------              -----------
The Guardian Park Avenue Fund ......................................................  $       0.1              $       0.1
The Guardian Park Avenue Small Cap Fund ............................................          2.5                      1.8
The Guardian Small Cap Stock Fund ..................................................         35.2                     26.1
The Guardian Asset Allocation Fund .................................................          2.8                      2.5
The Guardian Baillie Gifford International Fund ....................................          2.9                      2.1
The Guardian Baillie Gifford Emerging Markets Fund .................................          1.5                      0.9
The Guardian Investment Quality Bond Fund ..........................................          1.6                      1.6
The Guardian High Yield Bond Fund ..................................................          1.6                      1.6
The Guardian Cash Management Fund ..................................................         29.8                      6.2
                                                                                      -----------              -----------
                                                                                      $      78.0              $      42.9
                                                                                      ===========              ===========

NOTE 10 -- STATUTORY EQUITY AND INCOME

      Applicable insurance department regulations require that the Company prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the New York Department of Insurance. Statutory accounting practices primarily differ from GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefits reserves using different actuarial and interest assumptions, not providing for deferred taxes, and valuing securities on a different basis.

      The following reconciles the consolidated GAAP net income of the Company to statutory net income as reported to the regulatory authorities:

                                                                                   For the years ended December 31,
                                                                                             (In millions)
                                                                            ----------------------------------------------
                                                                               1999             1998              1997
                                                                            -----------      -----------       -----------
Consolidated GAAP net income .............................................  $      77.3      $      69.4       $     61.6
Adjustments to restate to statutory basis:
  Statutory net income of subsidiaries ...................................          3.3             (4.5)            (4.3)
  Change in deferred policy acquisition costs ............................        (45.2)           (43.2)           (41.9)
  Change in deferred software costs ......................................         (8.8)              --               --
  Deferred premiums ......................................................          0.3              1.5              5.6
  Re-estimation of future policy benefits ................................         13.1              9.7              3.3
  Reinsurance ............................................................         (3.8)            (4.1)           (12.4)
  Deferred federal income tax expense ....................................         11.2             11.9             16.2
  Amortization of interest maintenance reserve ...........................          0.4              0.3              0.1
  Transfer to interest maintenance reserve ...............................          2.4             (1.4)              --
  Other, net .............................................................          2.8              0.9              (0.2)
                                                                            -----------      -----------       -----------
Statutory net income .....................................................  $      53.0      $      40.5       $      28.0
                                                                            ===========      ===========       ===========


-----------------------
94  P R O S P E C T U S                          P A R K   A V E N U E   L I F E
-----------------------

The Guardian Insurance & Annuity Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999

      The following reconciles the consolidated GAAP stockholder's equity of the Company to statutory capital and surplus as reported to the regulatory authorities:

                                                                                   For the years ended December 31,
                                                                                             (In millions)
                                                                            ----------------------------------------------
                                                                               1999             1998              1997
                                                                            -----------      -----------       -----------
Consolidated GAAP stockholder's equity ...................................  $     500.5      $     469.4       $     396.8
Add (deduct) cumulative effect of adjustments:
  Deferred policy acquisition costs ......................................       (357.5)          (313.6)           (267.4)
  Deferred software costs ................................................        (11.6)              --                --
  Elimination of asset valuation reserve .................................        (42.7)           (29.6)            (26.3)
  Re-estimation of future policy benefits ................................        (53.4)           (46.9)            (41.3)
  Establishment of deferred income tax liability .........................        102.8             98.8              84.7
  Unrealized gains on investments ........................................         19.8            (11.7)             (7.9)
  Other liabilities ......................................................         66.7             48.1              33.5
  Deferred premiums ......................................................          8.2              7.8               7.0
  Other, net .............................................................          5.4              5.1               3.6
                                                                            -----------      -----------       -----------
Statutory capital and surplus ............................................  $     238.2      $     227.4       $     182.7
                                                                            ===========      ===========       ===========


                                                        ------------------------
F I N A N C I A L   S T A T E M E N T S                 P R O S P E C T U S   95
                                                        ------------------------

--------------------------------------------------------------------------------
      REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------

To the Board of Directors of
The Guardian Insurance & Annuity Company, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of The Guardian Insurance & Annuity Company, Inc. and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for costs of computer software developed or obtained for internal use in 1999.


/s/ PricewaterhouseCoopers LLP

February 14, 2000


-----------------------
96  P R O S P E C T U S                          P A R K   A V E N U E   L I F E
-----------------------

                       This page intentionally left blank


                                                        ------------------------
F I N A N C I A L   S T A T E M E N T S                 P R O S P E C T U S   97
                                                        ------------------------

--------------------------------------------------------------------------------
      APPENDIX A
--------------------------------------------------------------------------------

ILLUSTRATIONS OF DEATH BENEFITS, POLICY ACCOUNT VALUES,
NET CASH SURRENDER VALUES AND ACCUMULATED POLICY PREMIUMS

      The following tables illustrate how the policies operate. Specifically, they show how the death benefit, net cash surrender value and policy account value can vary over an extended period of time assuming hypothetical gross rates of return (i.e., investment income and capital gains and losses, realized or unrealized) for the Separate Account that are equal to constant after tax annual rates of 0%, 6% and 12%. The tables are based on policies with face amounts of $250,000 for a male insured Age 40, preferred plus underwriting class, utilizing the guideline premium test. Values are first given based on current charges and then based on the policy's higher guaranteed charges. Each illustration is given first for a policy with an Option 1 death benefit, then for a policy with an Option 2 death benefit, and, finally, for a policy with an Option 3 death benefit. These illustrations may assist in the comparison of death benefits, net cash surrender values and policy account values for Park Avenue VUL policies with those under other variable life insurance policies that may be issued by GIAC or other companies. Prospective policyowners are advised, however, that it may not be advantageous to replace existing life insurance coverage by purchasing a Park Avenue VUL policy, particularly if the decision to replace existing coverage is based primarily on a comparison of policy illustrations.

      Death benefits, net cash surrender values and policy account values will be different from the amounts shown if: (1) the actual gross rates of return average 0%, 6% or 12%, but vary above and below the average over the period; and
(2) premiums are paid at other than annual intervals. Benefits and values will also be affected by the policyowner's allocation of the unloaned policy account value among the variable investment options and the fixed-rate option. If the actual gross rate of return for all options averages 0%, 6% or 12%, but varies above or below that average for individual options, allocation and transfer decisions can have a significant impact on a policy's performance. Policy loans and other policy transactions, such as partial withdrawals, will also affect results, as will the insured's sex, smoker status and underwriting class.

      Death benefits, net cash surrender values and policy account values shown in the tables reflect the fact that: (1) deductions have been made from premiums for premium charges; and (2) the monthly deduction is deducted from the policy account value on each monthly processing date. The net cash surrender values shown in the tables reflect the fact that a surrender charge is deducted upon surrender or lapse during the first 9 policy years. See Deductions and charges. The amounts shown in the illustrations also reflect an average of the investment advisory fees and operating expenses incurred by the mutual funds, at an annual rate of 0.84% of the average daily net assets of such funds. The average is based upon actual expenses, after applicable expense reimbursements and fee waivers, incurred during 1999 for all funds except Guardian VC 500 Index and Janus Aspen Series, which have been restated to reflect a reduction in the management fees, and the Fidelity portfolio which utilize estimates for the first year.

      In the absence of expense reimbursements and fee waivers, operating expenses of the affected funds, and the average investment advisory fees and expenses used in the following illustrations would have been higher. For an explanation of the expenses see the accompanying fund prospectuses.


      Taking account of the charges, the average investment advisory fee and the operating expenses of the mutual funds, the gross annual rates of return of 0%, 6% and 12% correspond to net investment experience at -0.84%, 5.16% and 11.16%, respectively. See Net investment factor.


      The hypothetical rates of return shown in the tables do not reflect any tax charges attributable to the Separate Account since no charges are currently made. If any such charges are imposed in the future, the gross annual rate of return would have to exceed the rates shown by an amount sufficient to cover the tax charges, in order to produce the death benefits, net cash surrender values and policy account values illustrated. See GIAC's taxes.


-----------------------
98  P R O S P E C T U S                                      A P P E N D I C E S
-----------------------

The Guardian Insurance & Annuity Company, Inc.

APPENDIX A

      The fourth column of each table shows the amount which would accumulate if an amount equal to the target premium was invested to earn interest, after taxes, of 5% per year, compounded annually. There can be no assurance that a prospective policyowner would be able to earn this return.

      GIAC will furnish upon request an illustration reflecting the proposed insured's Age, sex, underwriting class, face amount requested, and life insurance test selected, but a premium-based illustration must reflect GIAC's current minimum face amount requirement for Park Avenue VUL -- which is $100,000.

      These illustrations will refer to "net outlay" as the cash flow into or out of the policy. It is equal to the sum of all premiums and accrued loan interest paid in cash and reduced by the proceeds of any policy loan or partial withdrawal received in cash. For purposes of these illustrations "net outlay" will be equal to target premium.

      From time to time, advertisements or sales literature for Park Avenue VUL may quote historical performance data of one or more of the underlying funds, and may include cash surrender values and death benefit figures computed using the same methodology as that used in the following illustrations, but with historical average annual total returns of the underlying funds for which performance data is shown in the advertisement or sales literature replacing the hypothetical rates of return shown in the following tables. This information may be shown in the form of graphs, charts, tables, and examples. Any such information is intended to show the policy's investment experience based on the historical experience of the underlying funds and is not intended to represent what may happen in the future.

      GIAC began to offer Park Avenue VUL on May 1, 2000. As such the policies may not have been available when the funds commenced their operations. However, illustrations may be based on the actual investment experience of the funds since their respective inception dates (See Investment performance of the Funds). The results for any period prior to the policies' being offered would be calculated as if the policies had been offered during that period of time, with all charges assumed to be those applicable to the policies. Thus the illustrations will reflect deductions for each fund's expenses, and the charges deducted from premiums, monthly deductions and any transaction deductions associated with the policy in question.

                                                        ------------------------
A P P E N D I C E S                                     P R O S P E C T U S   99
                                                        ------------------------

The Guardian Insurance & Annuity Company, Inc.

APPENDIX A

               Male Issue Age 40, Preferred Plus Underwriting Risk

                              $250,000 Face Amount

                             Death Benefit Option 1

                           Target Premium = $2,770.00

        These values reflect CURRENT cost of insurance and other charges
               Using the Guideline Premium Test as defined under
                   Section 7702 of the Internal Revenue Code.


                                                      Assuming Current                   Assuming Current
                                                 Charges and 0% Gross Return        Charges and 6% Gross Return
                                  Premiums    --------------------------------   --------------------------------
   End         Age             Accumulated                    Net                               Net
    of   Beginning                   at 5%      Policy       Cash          Net    Policy        Cash          Net
Policy          of        Net     Interest     Account  Surrender        Death   Account   Surrender        Death
  Year        Year     Outlay     Per Year       Value      Value      Benefit     Value       Value      Benefit
------   ---------     ------  -----------    --------  ---------    ---------   -------   ---------   ----------
     1          40      2,770        2,909       1,836          0      250,000     1,966           0      250,000
     2          41      2,770        5,962       3,578      1,362      250,000     3,952       1,736      250,000
     3          42      2,770        9,169       5,202      3,263      250,000     5,932       3,993      250,000
     4          43      2,770       12,536       6,754      5,092      250,000     7,953       6,291      250,000
     5          44      2,770       16,071       8,262      6,877      250,000    10,042       8,657      250,000
     6          45      2,770       19,783       9,734      8,626      250,000    12,214      11,106      250,000
     7          46      2,770       23,681      11,138     10,307      250,000    14,439      13,608      250,000
     8          47      2,770       27,774      12,481     11,927      250,000    16,724      16,170      250,000
     9          48      2,770       32,071      13,783     13,506      250,000    19,094      18,817      250,000
    10          49      2,770       36,583      15,034     15,034      250,000    21,540      21,540      250,000
    15          54      2,770       62,761      21,962     21,962      250,000    36,747      36,747      250,000
    20          59      2,770       96,172      28,190     28,190      250,000    56,067      56,067      250,000
    25          64      2,770      138,814      32,023     32,023      250,000    78,945      78,945      250,000
    30          69      2,770      193,237      31,065     31,065      250,000   104,865     104,865      250,000

                 Assuming Current
           Charges and 12% Gross Return
         -------------------------------
   End                    Net
    of      Policy       Cash        Net
Policy     Account  Surrender      Death
  Year       Value      Value    Benefit
------   ---------  ---------    -------
     1       2,096          0    250,000
     2       4,342      2,126    250,000
     3       6,725      4,786    250,000
     4       9,309      7,647    250,000
     5      12,141     10,756    250,000
     6      15,261     14,153    250,000
     7      18,663     17,832    250,000
     8      22,385     21,831    250,000
     9      26,483     26,206    250,000
    10      30,986     30,986    250,000
    15      63,321     63,321    250,000
    20     118,359    118,359    250,000
    25     211,624    211,624    256,023
    30     368,586    368,586    423,978


IT IS EMPHASIZED THAT THE HYPOTHETICAL RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL RESULTS MAY BE HIGHER OR LOWER THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER, THE FREQUENCY OF THE PREMIUM PAYMENTS MADE BY A POLICYOWNER, THE INVESTMENT EXPERIENCE OF THE POLICY'S VARIABLE INVESTMENT OPTIONS, AND THE RATE OF INTEREST PAID ON AMOUNTS HELD IN THE FIXED-RATE OPTION. THE DEATH BENEFIT, POLICY ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE AND BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR OTHER POLICY TRANSACTIONS WERE EFFECTED DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY GIAC OR THE MUTUAL FUNDS THAT THE ILLUSTRATED HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


------------------------
100  P R O S P E C T U S                                     A P P E N D I C E S
------------------------

The Guardian Insurance & Annuity Company, Inc.

APPENDIX A

               Male Issue Age 40, Preferred Plus Underwriting Risk

                              $250,000 Face Amount

                             Death Benefit Option 1

                           Target Premium = $2,770.00

       These values reflect GUARANTEED cost of insurance and other charges
                Using the Guideline Premium Test as defined under
                   Section 7702 of the Internal Revenue Code.


                                                     Assuming Guaranteed                Assuming Guaranteed
                                                 Charges and 0% Gross Return        Charges and 6% Gross Return
                                  Premiums    --------------------------------   --------------------------------
   End         Age             Accumulated                    Net                               Net
    of   Beginning                   at 5%      Policy       Cash          Net    Policy        Cash          Net
Policy          of        Net     Interest     Account  Surrender        Death   Account   Surrender        Death
  Year        Year     Outlay     Per Year       Value      Value      Benefit     Value       Value      Benefit
------   ---------     ------  -----------    --------  ---------    ---------   -------   ---------   ----------
     1          40      2,770        2,909       1,830          0      250,000     1,960           0      250,000
     2          41      2,770        5,962       3,257      1,041      250,000     3,620       1,404      250,000
     3          42      2,770        9,169       4,620      2,681      250,000     5,309       3,370      250,000
     4          43      2,770       12,536       5,913      4,251      250,000     7,024       5,362      250,000
     5          44      2,770       16,071       7,137      5,752      250,000     8,765       7,380      250,000
     6          45      2,770       19,783       8,284      7,176      250,000    10,524       9,416      250,000
     7          46      2,770       23,681       9,352      8,521      250,000    12,300      11,469      250,000
     8          47      2,770       27,774      10,337      9,783      250,000    14,087      13,533      250,000
     9          48      2,770       32,071      11,235     10,958      250,000    15,884      15,607      250,000
    10          49      2,770       36,583      12,040     12,040      250,000    17,682      17,682      250,000
    15          54      2,770       62,761      15,802     15,802      250,000    28,032      28,032      250,000
    20          59      2,770       96,172      16,201     16,201      250,000    38,131      38,131      250,000
    25          64      2,770      138,814       9,463      9,463      250,000    44,129      44,129      250,000
    30          69      2,770      193,237           0          0      250,000    39,565      39,565      250,000

                Assuming Guaranteed
           Charges and 12% Gross Return
         -------------------------------
   End                    Net
    of      Policy       Cash        Net
Policy     Account  Surrender      Death
  Year       Value      Value    Benefit
------   ---------  ---------    -------
     1       2,090          0    250,000
     2       3,999      1,783    250,000
     3       6,061      4,122    250,000
     4       8,287      6,625    250,000
     5      10,694      9,309    250,000
     6      13,292     12,184    250,000
     7      16,099     15,268    250,000
     8      19,133     18,579    250,000
     9      22,416     22,139    250,000
    10      25,966     25,966    250,000
    15      50,538     50,538    250,000
    20      89,511     89,511    250,000
    25     151,712    151,712    250,000
    30     258,379    258,379    297,352


IT IS EMPHASIZED THAT THE HYPOTHETICAL RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL RESULTS MAY BE HIGHER OR LOWER THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER, THE FREQUENCY OF THE PREMIUM PAYMENTS MADE BY A POLICYOWNER, THE INVESTMENT EXPERIENCE OF THE POLICY'S VARIABLE INVESTMENT OPTIONS, AND THE RATE OF INTEREST PAID ON AMOUNTS HELD IN THE FIXED-RATE OPTION. THE DEATH BENEFIT, POLICY ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE AND BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR OTHER POLICY TRANSACTIONS WERE EFFECTED DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY GIAC OR THE MUTUAL FUNDS THAT THE ILLUSTRATED HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


                                                       -------------------------
A P P E N D I C E S                                    P R O S P E C T U S   101
                                                       -------------------------

The Guardian Insurance & Annuity Company, Inc.

APPENDIX A

               Male Issue Age 40, Preferred Plus Underwriting Risk

                              $250,000 Face Amount

                             Death Benefit Option 2

                           Target Premium = $2,770.00

        These values reflect CURRENT cost of insurance and other charges
                Using the Guideline Premium Test as defined under
                   Section 7702 of the Internal Revenue Code.


                                                      Assuming Current                   Assuming Current
                                                 Charges and 0% Gross Return        Charges and 6% Gross Return
                                  Premiums    --------------------------------   --------------------------------
   End         Age             Accumulated                    Net                               Net
    of   Beginning                   at 5%      Policy       Cash          Net    Policy        Cash          Net
Policy          of        Net     Interest     Account  Surrender        Death   Account   Surrender        Death
  Year        Year     Outlay     Per Year       Value      Value      Benefit     Value       Value      Benefit
------   ---------     ------  -----------    --------  ---------    ---------   -------   ---------   ----------
     1          40      2,770        2,909       1,833          0      251,893     1,963           0      252,013
     2          41      2,770        5,962       3,571      1,355      253,638     3,944       1,728      253,992
     3          42      2,770        9,169       5,186      3,247      255,263     5,914       3,975      255,963
     4          43      2,770       12,536       6,726      5,064      256,809     7,918       6,256      257,965
     5          44      2,770       16,071       8,216      6,831      258,304     9,986       8,601      260,027
     6          45      2,770       19,783       9,668      8,560      259,759    12,130      11,022      262,164
     7          46      2,770       23,681      11,048     10,217      261,145    14,318      13,487      264,348
     8          47      2,770       27,774      12,361     11,807      262,463    16,556      16,002      266,582
     9          48      2,770       32,071      13,630     13,353      263,736    18,869      18,592      268,889
    10          49      2,770       36,583      14,841     14,841      264,951    21,247      21,247      271,261
    15          54      2,770       62,761      21,471     21,471      271,578    35,839      35,839      285,786
    20          59      2,770       96,172      27,150     27,150      277,289    53,737      53,737      303,640
    25          64      2,770      138,814      30,043     30,043      280,243    73,518      73,518      323,403
    30          69      2,770      193,237      27,443     27,443      277,754    92,357      92,357      342,284

                 Assuming Current
           Charges and 12% Gross Return
         -------------------------------
   End                    Net
    of      Policy       Cash        Net
Policy     Account  Surrender      Death
  Year       Value      Value    Benefit
------   ---------  ---------    -------
     1       2,094          0    252,133
     2       4,333      2,117    254,360
     3       6,704      4,765    256,720
     4       9,268      7,606    259,267
     5      12,072     10,687    262,050
     6      15,152     14,044    265,106
     7      18,501     17,670    268,431
     8      22,151     21,597    272,055
     9      26,157     25,880    276,030
    10      30,542     30,542    280,382
    15      61,629     61,629    311,194
    20     112,981    112,981    362,135
    25     195,876    195,876    444,373
    30     328,174    328,174    575,645


IT IS EMPHASIZED THAT THE HYPOTHETICAL RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL RESULTS MAY BE HIGHER OR LOWER THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER, THE FREQUENCY OF THE PREMIUM PAYMENTS MADE BY A POLICYOWNER, THE INVESTMENT EXPERIENCE OF THE POLICY'S VARIABLE INVESTMENT OPTIONS, AND THE RATE OF INTEREST PAID ON AMOUNTS HELD IN THE FIXED-RATE OPTION. THE DEATH BENEFIT, POLICY ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE AND BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR OTHER POLICY TRANSACTIONS WERE EFFECTED DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY GIAC OR THE MUTUAL FUNDS THAT THE ILLUSTRATED HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


------------------------
102  P R O S P E C T U S                                     A P P E N D I C E S
------------------------

The Guardian Insurance & Annuity Company, Inc.

APPENDIX A

               Male Issue Age 40, Preferred Plus Underwriting Risk

                              $250,000 Face Amount

                             Death Benefit Option 2

                           Target Premium = $2,770.00

       These values reflect GUARANTEED cost of insurance and other charges
                Using the Guideline Premium Test as defined under
                   Section 7702 of the Internal Revenue Code.

                                                     Assuming Guaranteed                Assuming Guaranteed
                                                 Charges and 0% Gross Return        Charges and 6% Gross Return
                                  Premiums    --------------------------------   --------------------------------
   End         Age             Accumulated                    Net                               Net
    of   Beginning                   at 5%      Policy       Cash          Net    Policy        Cash          Net
Policy          of        Net     Interest     Account  Surrender        Death   Account   Surrender        Death
  Year        Year     Outlay     Per Year       Value      Value      Benefit     Value       Value      Benefit
------   ---------     ------  -----------    --------  ---------    ---------   -------   ---------   ----------
     1          40      2,770        2,909       1,828          0      251,888     1,958           0      252,008
     2          41      2,770        5,962       3,246      1,030      253,339     3,607       1,391      253,683
     3          42      2,770        9,169       4,595      2,656      254,694     5,280       3,341      255,355
     4          43      2,770       12,536       5,869      4,207      255,975     6,972       5,310      257,045
     5          44      2,770       16,071       7,070      5,685      257,182     8,682       7,297      258,753
     6          45      2,770       19,783       8,189      7,081      258,307    10,401       9,293      260,471
     7          46      2,770       23,681       9,222      8,391      259,348    12,124      11,293      262,194
     8          47      2,770       27,774      10,166      9,612      260,299    13,846      13,292      263,917
     9          48      2,770       32,071      11,017     10,740      261,158    15,563      15,286      265,634
    10          49      2,770       36,583      11,768     11,768      261,916    17,263      17,263      267,335
    15          54      2,770       62,761      15,108     15,108      265,282    26,718      26,718      276,776
    20          59      2,770       96,172      14,729     14,729      264,994    34,640      34,640      284,761
    25          64      2,770      138,814       6,975      6,975      257,390    36,013      36,013      286,288
    30          69      2,770      193,237           0          0            0    22,947      22,947      273,534

                Assuming Guaranteed
           Charges and 12% Gross Return
         -------------------------------
   End                    Net
    of      Policy       Cash        Net
Policy     Account  Surrender      Death
  Year       Value      Value    Benefit
------   ---------  ---------    -------
     1       2,088          0    252,128
     2       3,985      1,769    254,041
     3       6,028      4,089    256,072
     4       8,225      6,563    258,255
     5      10,591      9,206    260,607
     6      13,132     12,024    263,133
     7      15,863     15,032    265,847
     8      18,795     18,241    268,762
     9      21,946     21,669    271,894
    10      25,326     25,326    275,254
    15      48,044     48,044    297,804
    20      81,154     81,154    330,732
    25     125,916    125,916    375,280
    30     183,127    183,127    432,273

IT IS EMPHASIZED THAT THE HYPOTHETICAL RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL RESULTS MAY BE HIGHER OR LOWER THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER, THE FREQUENCY OF THE PREMIUM PAYMENTS MADE BY A POLICYOWNER, THE INVESTMENT EXPERIENCE OF THE POLICY'S VARIABLE INVESTMENT OPTIONS, AND THE RATE OF INTEREST PAID ON AMOUNTS HELD IN THE FIXED-RATE OPTION. THE DEATH BENEFIT, POLICY ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE AND BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR OTHER POLICY TRANSACTIONS WERE EFFECTED DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY GIAC OR THE MUTUAL FUNDS THAT THE ILLUSTRATED HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


                                                       -------------------------
A P P E N D I C E S                                    P R O S P E C T U S   103
                                                       -------------------------

The Guardian Insurance & Annuity Company, Inc.

APPENDIX A

              Male Issue Age 40, Preferred Plus Underwriting Risk

                              $250,000 Face Amount

                             Death Benefit Option 3

                           Target Premium = $2,770.00

        These values reflect CURRENT cost of insurance and other charges
                Using the Guideline Premium Test as defined under
                   Section 7702 of the Internal Revenue Code.


                                                      Assuming Current                   Assuming Current
                                                 Charges and 0% Gross Return        Charges and 6% Gross Return
                                  Premiums    --------------------------------   --------------------------------
   End         Age             Accumulated                    Net                               Net
    of   Beginning                   at 5%      Policy       Cash          Net    Policy        Cash          Net
Policy          of        Net     Interest     Account  Surrender        Death   Account   Surrender        Death
  Year        Year     Outlay     Per Year       Value      Value      Benefit     Value       Value      Benefit
------   ---------     ------  -----------    --------  ---------    ---------   -------   ---------   ----------
     1          40      2,770        2,909       1,833          0      252,770     1,963           0      252,770
     2          41      2,770        5,962       3,569      1,353      255,540     3,942       1,726      255,540
     3          42      2,770        9,169       5,180      3,241      258,310     5,908       3,969      258,310
     4          43      2,770       12,536       6,712      5,050      261,080     7,907       6,245      261,080
     5          44      2,770       16,071       8,193      6,808      263,850     9,967       8,582      263,850
     6          45      2,770       19,783       9,633      8,525      266,620    12,101      10,993      266,620
     7          46      2,770       23,681      10,996     10,165      269,390    14,277      13,446      269,390
     8          47      2,770       27,774      12,288     11,734      272,160    16,500      15,946      272,160
     9          48      2,770       32,071      13,531     13,254      274,930    18,795      18,518      274,930
    10          49      2,770       36,583      14,711     14,711      277,700    21,152      21,152      277,700
    15          54      2,770       62,761      21,083     21,083      291,550    35,598      35,598      291,550
    20          59      2,770       96,172      26,249     26,249      305,400    53,325      53,325      305,400
    25          64      2,770      138,814      28,090     28,090      319,250    73,025      73,025      319,250
    30          69      2,770      193,237      22,935     22,935      333,100    92,134      92,134      333,100

                 Assuming Current
           Charges and 12% Gross Return
         -------------------------------
   End                    Net
    of      Policy       Cash        Net
Policy     Account  Surrender      Death
  Year       Value      Value    Benefit
------   ---------  ---------    -------
     1       2,093          0    252,770
     2       4,332      2,116    255,540
     3       6,700      4,761    258,310
     4       9,259      7,597    261,080
     5      12,059     10,674    263,850
     6      15,134     14,026    266,620
     7      18,477     17,646    269,390
     8      22,123     21,569    272,160
     9      26,127     25,850    274,930
    10      30,514     30,514    277,700
    15      61,780     61,780    291,550
    20     114,279    114,279    305,400
    25     201,850    201,850    319,250
    30     350,658    350,658    403,357


IT IS EMPHASIZED THAT THE HYPOTHETICAL RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL RESULTS MAY BE HIGHER OR LOWER THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER, THE FREQUENCY OF THE PREMIUM PAYMENTS MADE BY A POLICYOWNER, THE INVESTMENT EXPERIENCE OF THE POLICY'S VARIABLE INVESTMENT OPTIONS, AND THE RATE OF INTEREST PAID ON AMOUNTS HELD IN THE FIXED-RATE OPTION. THE DEATH BENEFIT, POLICY ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE AND BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR OTHER POLICY TRANSACTIONS WERE EFFECTED DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY GIAC OR THE MUTUAL FUNDS THAT THE ILLUSTRATED HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


------------------------
104  P R O S P E C T U S                                     A P P E N D I C E S
------------------------

The Guardian Insurance & Annuity Company, Inc.

APPENDIX A

               Male Issue Age 40, Preferred Plus Underwriting Risk

                              $250,000 Face Amount

                             Death Benefit Option 3

                           Target Premium = $2,770.00

       These values reflect GUARANTEED cost of insurance and other charges
                Using the Guideline Premium Test as defined under
                   Section 7702 of the Internal Revenue Code.

                                                     Assuming Guaranteed                Assuming Guaranteed
                                                 Charges and 0% Gross Return        Charges and 6% Gross Return
                                  Premiums    --------------------------------   --------------------------------
   End         Age             Accumulated                    Net                               Net
    of   Beginning                   at 5%      Policy       Cash          Net    Policy        Cash          Net
Policy          of        Net     Interest     Account  Surrender        Death   Account   Surrender        Death
  Year        Year     Outlay     Per Year       Value      Value      Benefit     Value       Value      Benefit
------   ---------     ------  -----------    --------  ---------    ---------   -------   ---------   ----------

     1          40      2,770        2,909       1,827          0      252,770     1,957           0      252,770
     2          41      2,770        5,962       3,241      1,025      255,540     3,603       1,387      255,540
     3          42      2,770        9,169       4,582      2,643      258,310     5,269       3,330      258,310
     4          43      2,770       12,536       5,844      4,182      261,080     6,950       5,288      261,080
     5          44      2,770       16,071       7,027      5,642      263,850     8,644       7,259      263,850
     6          45      2,770       19,783       8,121      7,013      266,620    10,341       9,233      266,620
     7          46      2,770       23,681       9,122      8,291      269,390    12,036      11,205      269,390
     8          47      2,770       27,774      10,024      9,470      272,160    13,724      13,170      272,160
     9          48      2,770       32,071      10,823     10,546      274,930    15,396      15,119      274,930
    10          49      2,770       36,583      11,508     11,508      277,700    17,042      17,042      277,700
    15          54      2,770       62,761      14,234     14,234      291,550    26,003      26,003      291,550
    20          59      2,770       96,172      12,284     12,284      305,400    32,747      32,747      305,400
    25          64      2,770      138,814         458        458      319,250    31,067      31,067      319,250
    30          69      2,770      193,237           0          0            0     8,831       8,831      333,100


                Assuming Guaranteed
           Charges and 12% Gross Return
         -------------------------------
   End                    Net
    of      Policy       Cash        Net
Policy     Account  Surrender      Death
  Year       Value      Value    Benefit
------   ---------  ---------    -------
     1       2,087          0    252,770
     2       3,981      1,765    255,540
     3       6,018      4,079    258,310
     4       8,206      6,544    261,080
     5      10,560      9,175    263,850
     6      13,086     11,978    266,620
     7      15,798     14,967    269,390
     8      18,709     18,155    272,160
     9      21,836     21,559    274,930
    10      25,190     25,190    277,700
    15      47,849     47,849    291,550
    20      81,751     81,751    305,400
    25     131,140    131,140    319,250
    30     206,853    206,853    333,100

IT IS EMPHASIZED THAT THE HYPOTHETICAL RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL RESULTS MAY BE HIGHER OR LOWER THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER, THE FREQUENCY OF THE PREMIUM PAYMENTS MADE BY A POLICYOWNER, THE INVESTMENT EXPERIENCE OF THE POLICY'S VARIABLE INVESTMENT OPTIONS, AND THE RATE OF INTEREST PAID ON AMOUNTS HELD IN THE FIXED-RATE OPTION. THE DEATH BENEFIT, POLICY ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE AND BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR OTHER POLICY TRANSACTIONS WERE EFFECTED DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY GIAC OR THE MUTUAL FUNDS THAT THE ILLUSTRATED HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


                                                       -------------------------
A P P E N D I C E S                                    P R O S P E C T U S   105
                                                       -------------------------

--------------------------------------------------------------------------------
      APPENDIX B
      USES OF LIFE INSURANCE
--------------------------------------------------------------------------------

The following are examples of ways in which the policy can be used to address certain financial objectives, bearing in mind that variable life insurance is not a short-term investment and that its primary purpose is to provide benefits upon the death of the insured.

Family Income Protection

Life insurance may be purchased on the lives of a family's income earners to provide a death benefit to cover final expenses, and continue the current income to the family. The amount of insurance purchase should be an amount which will provide a death benefit that when invested outside the policy at a reasonable interest rate, will generate enough money to replace the insured's income.

Estate Protection

Life insurance may be purchased by a trust on the life of a person whose estate will incur federal estate taxes upon his or her death. The amount of insurance purchased should equal the amount of the estimated estate tax liability. Upon the insured's death, the trustee could make the death proceeds available to the estate for the payment of estate taxes.

Education Funding

Life insurance may be purchased on the life of the parent(s) or primary person funding an education. The amount of insurance purchased should equal the total education cost projected at a reasonable inflation rate.

In the event of the insured's death, the guaranteed death benefit is available to help pay the education costs. If the insured lives through the education years, the cash value accumulations may be accessed to help offset the remaining education costs. Any policy loans or partial withdrawals will reduce the policy's death benefit and may have tax consequences.

Mortgage Protection

Life insurance may be purchased on the life of the person(s) responsible for making mortgage payments. The amount of insurance purchased should equal the mortgage amount. In the event of the insured's death, the guaranteed death benefit can be used to offset the remaining mortgage balance.

During the insured's lifetime, the cash value accumulations may be accessed late in the mortgage term to help make the remaining mortgage payments. Any policy loans or partial withdrawals will reduce the policy's death benefit and may have tax consequences.

Key Person Protection

Life insurance may be purchased by a business on the life of a key person in an amount equal to a key person's value, considering salary, benefits, and contribution to business profits. Upon the key person's death, the business can use the death benefit to ease the interruption of business operations and/or to provide a replacement fund for hiring a new executive.

Business Continuation Protection

Life insurance may be purchased on the life of each business owner in an amount equal to the value of each owner's business interest. In the event of death, the guaranteed death benefit may provide the funds needed to carry out the purchase of the deceased's business interest by the business, or surviving owners, from the deceased owner's heirs.

Retirement Income

Life insurance may be purchased on the life of a family income earner during his or her working life. If the insured lives to retirement, the cash value accumulations may be accessed to provide retirement payments. In the event of the insured's death, the proceeds may be used to provide retirement income to his or her spouse. Any policy loans or partial withdrawals will reduce the policy's death benefit and may have tax consequences.

Deferred Compensation Plans

Life insurance may be purchased to fund a Deferred Compensation Plan, or Selective Incentive Plan, for key employees. A Deferred Compensation Plan, or Selective Incentive Plan, is a written agreement between an employer and an executive. The employer makes an unsecured promise to make future benefit payments to a key executive if the executive meets certain stated requirements.


------------------------
106  P R O S P E C T U S                                     A P P E N D I C E S
------------------------

APPENDIX B

USES OF LIFE INSURANCE

Under this type of plan, a company purchases a cash value life insurance policy insuring an executive's life to (1) informally fund the promised benefits and
(2) recover its plan costs at the death of the executive. The policy cash values may be used to help pay the promised benefits to the executive. In the event that the executive dies prior to retirement, the policy death benefits can be used to fund survivor benefits.

Split Dollar Plans

Life insurance may be purchased by an employer on the life of an employee under a Split Dollar Plan. In a Split Dollar Plan, the employer advances the executive the premium on a life insurance policy. Both the employer and the executive share the cash value and death benefit under the policy. Generally, the employer has rights to the cash value and death benefit equal to its advances. The balance of the cash value and death benefit belong to the executive.

The executive receives an economic benefit for which he or she must contribute into the plan or pay income tax. The economic benefit is equal to the term value of the death benefit assuming taxation under IRS Revenue Rulings and IRC Section
72. Different results are possible if these or other code sections are applied or amended.

Executive Bonus Plans

Life Insurance may be purchased by an employee with funds provided by his or her employer for that purpose. An Executive Bonus plan involves an employer providing an executive with additional compensation to enable the executive to pay premiums on a life insurance policy. The bonus is tax deductible by the employer and received as taxable income by the executive.

Because the policy provides a death benefit and cash surrender value, the policy can be used for various individual and business planning purposes. Purchasing the policy in part for such purposes entails certain risks, particularly if the policy's cash surrender value, as opposed to its death benefit, will be the principal policy feature used for such planning purposes. If Policy Premiums are not paid, the investment performance of the Variable Investment Options to which Policy Account Value is allocated is poorer than anticipated, or insufficient cash surrender value is maintained, then the policy may lapse or may not accumulate sufficient values to fund the purpose for which the policy was purchased. Because the policy is designed to provide benefits on a long-term basis, before purchasing a policy for a specialized purpose, a purchaser should consider whether the long-term nature of the policy is consistent with the purpose for which it is being considered.

Policyowners are urged to consult competent tax advisors about the possible tax consequences of pre-death distributions from any life insurance policy, including Park Avenue Life.


                                                       -------------------------
A P P E N D I C E S                                    P R O S P E C T U S   107
                                                       -------------------------

--------------------------------------------------------------------------------
      APPENDIX C
      ADDITIONAL BENEFITS BY RIDER
--------------------------------------------------------------------------------

Additional benefits are available by riders to the policy. Riders are issued subject to GIAC's standards for classifying risks. GIAC charges premiums for additional benefit riders. These premium amounts are deducted monthly from policy account value. The benefits provided by the riders are fully described in the riders and summarized here. These riders may not be available in all states.

Adjustable Annual Renewable Term (AART) rider -- this rider, available only at issue, provides term insurance coverage to the insured's age 80. Coverage under this rider has no cash value associated with it. If you have purchased an additional sum insured you cannot have an AART rider. If AART overage is greater than basic sum insured coverage, you cannot purchase a guaranteed coverage rider.


Waiver of Monthly Deductions rider -- this rider provides for the waiver of the monthly deductions while the insured is totally disabled as defined in the rider. Age limits apply. It is only available on policies with a Face Amount of $3,000,000 or less.


Guaranteed Coverage rider ("GCR") -- this rider, available with death benefit option 1 and at issue only, guarantees that the policy will remain in force even if the net cash surrender value is less than the current monthly deduction, provided the GCR requirement, as described in the rider, is met. It is not available if coverage under the additional sum insured or AART rider is greater than the basic sum insured at issue.

Disability Benefit rider -- this rider provides for crediting as a premium an amount equal to the specified amount, as defined in the rider, while the insured is totally disabled, as defined in the rider. It is only available on policies with a Face Amount less than $3,000,000.

Accidental Death Benefit rider -- this rider, available only at issue, provides additional insurance coverage if the insured's death results from accidental bodily injury on or before the policy anniversary nearest the insured's 75th birthday. The maximum coverage under this rider is the lesser of (i) $500,000 or
(ii) the basic sum insured plus coverage provided by the additional sum insured or AART rider.

Guaranteed Insurability Option rider -- this rider, available only at issue, provides the policyowner the right to increase the face amount of insurance coverage without evidence of insurability on the policy anniversaries nearest certain birthdays of the insured, or within specified time periods of qualifying life events subject to the conditions in the rider.

Select Security rider -- this rider, used in split dollar cases, is an endorsement that prevents the policy owner from making certain policy changes without the consent of the policy owner's employer. There is no charge for this rider.

Exchange of Insureds rider -- this rider gives the policy owner the right to exchange the policy for a new one on the life of a substitute insured. The exercise of this rider will be treated as a taxable exchange for federal income tax purposes.

GIAC may from time to time discontinue the availability of one or more of these riders, or make other riders available. GIAC agents can provide information about the current availability of particular riders.


------------------------
108  P R O S P E C T U S                                     A P P E N D I C E S
------------------------

--------------------------------------------------------------------------------
      APPENDIX D
--------------------------------------------------------------------------------


              REPRESENTATIVE MONTHLY ADMINISTRATIVE EXPENSE CHARGES
                         PER $1,000 OF BASIC SUM INSURED


                      Males                                          Females                                         Unisex
------------------------------------------------------------------------------------------------------------------------------------
               Preferred                                      Preferred                                     Preferred
                    Plus                                           Plus                                          Plus
                     and                                            and                                           and
     Age       Preferred        Standard                      Preferred       Standard                      Preferred      Standard
    ----        --------        --------                       --------       --------                       --------      --------
     25             0.07            0.09                           0.06           0.07                           0.07          0.09
     30             0.08            0.10                           0.07           0.09                           0.08          0.10
     35             0.10            0.12                           0.08           0.10                           0.09          0.12
     40             0.12            0.15                           0.09           0.12                           0.11          0.14
     45             0.13            0.18                           0.10           0.14                           0.13          0.17
     50             0.19            0.24                           0.15           0.19                           0.18          0.23
     55             0.24            0.31                           0.19           0.25                           0.23          0.30
     60             0.30            0.38                           0.24           0.30                           0.29          0.36
     65             0.35            0.44                           0.28           0.35                           0.34          0.43



                                                       -------------------------
A P P E N D I C E S                                    P R O S P E C T U S   109
                                                       -------------------------

--------------------------------------------------------------------------------
      APPENDIX E
--------------------------------------------------------------------------------

REPRESENTATIVE FIRST YEAR SURRENDER CHARGE RATES PER $1,000 OF FACE AMOUNT

                      Males                                          Females                                         Unisex
------------------------------------------------------------------------------------------------------------------------------------
               Preferred                                      Preferred                                     Preferred
                    Plus                                           Plus                                          Plus
                     and                                            and                                           and
     Age       Preferred        Standard                      Preferred       Standard                      Preferred      Standard
    ----        --------        --------                       --------       --------                       --------      --------
     25            5.247           7.686                          4.284          6.039                          5.112         7.461
     30            6.417           9.432                          5.274          7.497                          6.255         9.171
     35            7.947          11.241                          6.543          8.946                          7.749        10.926
     40            9.972          13.590                          8.154         10.728                          9.711        13.203
     45           12.609          16.605                         10.206         12.852                         12.267        16.092
     50           16.029          20.421                         12.852         15.462                         15.570        19.737
     55           20.547          26.973                         16.317         19.962                         19.926        25.983
     60           26.631          36.054                         20.943         26.010                         25.803        34.623
     65           34.938          48.348                         27.306         34.173                         33.822        46.278


------------------------
110  P R O S P E C T U S                                     A P P E N D I C E S
------------------------

                                     PART II

                           UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                        UNDERTAKING PURSUANT TO RULE 484

     Under Article VIII of GIAC's By-Laws, as supplemented by Section 3.2 of GIAC's Certificate of Incorporation, any past or present director or officer of GIAC (including persons who serve at GIAC's request or for its benefit as directors or officers of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise [hereinafter referred to as a "Covered Person"]) is indemnified to the fullest extent permitted by law against liability and all expenses reasonably incurred by such Covered Person in connection with any action, suit or proceeding to which such Covered Person may be a party or otherwise involved by reason of being or having been a Covered Person. However, this provision does not protect a Covered Person against any liability to either GIAC or its stockholder to which such Covered Person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the Covered Person's office. This provision does protect a director of GIAC against any liability to GIAC or its stockholder for monetary damages or for breach of fiduciary duty as a director of GIAC, except for liability (i) for any breach of the director's duty of loyalty to GIAC or its stockholder, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                      REPRESENTATION PURSUANT TO SECTION 26

GIAC hereby presents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by GIAC.

                       CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement comprises the following papers and documents:

     The facing sheet.

     Cross-reference to items required by Form N-8B-2.

     The undertaking to file reports.

     The undertaking pursuant to Rule 484.

     The representation pursuant to Section 26 of The Investment Company Act of 1940.

     The signatures.


     Written consents of the following persons:
     Richard T. Potter, Jr., Esq.
     Charles G. Fisher
     PricewaterhouseCoopers LLP

     The following exhibits:


     1.A   (1)       Resolution of the Board of Directors of The Guardian
                     Insurance & Annuity Company, Inc. establishing The
                     Guardian Separate Account N.*
           (2)       Not Applicable.
           (3)(a), (b)
           and (c)   Distribution Agreements.*
           (4)       Not Applicable.
           (5)(a)    Specimen of the Flexible Premium Adjustable Variable Whole
                     Life Insurance Policy.*
           (5)(b)    Specimen of the Flexible Premium Survivorship Adjustable
                     Variable Whole Life Insurance Policy.***
           (6)(a)    Certificate of Incorporation of The Guardian Insurance &
                     Annuity Company, Inc.*
           (6)(b)    By-laws of The Guardian Insurance & Annuity Company, Inc.*
           (7)       Not Applicable.
           (8)       Amended and Restated Agreement for Services and
                     Reimbursement Therefor between The Guardian Life Insurance
                     Company of America and The Guardian Insurance & Annuity
                     Company, Inc.*
           (9)       Not Applicable.
           (10)      Form of Application for the Flexible Premium Adjustable
                     Variable Whole Life Policy.*
           (11)(a)   Memorandum on the Policy's Issuance, Transfer and
                     Redemption Procedures and on the Method of Computing Cash
                     Adjustments upon Exchange of the Policy for Flexible
                     Premium Adjustable Variable Life Insurance Policy.**
           (11)(b)   Memorandum on the Policy's Issuance, Transfer and
                     Redemption Procedures and on the Method of Computing Cash
                     Adjustments upon Exchange of the Policy for Flexible
                     Premium Adjustable Survivorship Variable Life Insurance
                     Policy.***

     2.    See Exhibit 1.A(5).
     3. (a)Opinion of Richard T. Potter, Jr., Esq.
     3. (b)Consent of Richard T. Potter, Jr., Esq.
     4.    None.
     5.    Not Applicable.
     6.    Opinion and Consent of Charles G. Fisher, F.S.A.
     7.    Consent of PricewaterhouseCoopers LLP
     8. Powers of Attorney executed by a majority of the Board of Directors and certain principal officers of The Guardian Insurance & Annuity Company, Inc.

----------
* Incorporated by reference to the Registration Statement on Form S-6 filed by the Registrant on December 10, 1999 (File No. 333-92475).
** Incorporated by reference to the Pre-Effective Amendment #1 to the Registration Statement on Form S-6 filed by the Registrant on January 21, 2000 (File No. 333-92475)
***   No longer applicable to this registration statement.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant, The Guardian Separate Account N, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York, on the 6th day of April, 2000.



                                  THE GUARDIAN SEPARATE ACCOUNT N
                                        (Name of Registrant)


                                  THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.
                                               (Name of Depositor)


                                  By:    /s/ Richard T. Potter, Jr
                                     -------------------------------------
                                           Richard T. Potter, Jr
                                           Vice President and Counsel



     Attest:   /s/ Sheri L. Kocen
            ---------------------------------
                SHERI L. KOCEN

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following directors and principal officers of The Guardian Insurance & Annuity Company, Inc. in the capacities and on the date indicated.


      /s/ Joseph D. Sargent*          President, Chief Executive Officer
-----------------------------------   and Director
         Joseph D. Sargent
   (Principal Executive Officer)


       /s/ Frank J. Jones*            Executive Vice President, Chief Investment
-----------------------------------   Officer and Director
          Frank J. Jones
   (Principal Financial Officer)


       /s/ Edward K. Kane*            Executive Vice President
-----------------------------------   and Director
          Edward K. Kane


        /s/ Frank L. Pepe             Vice President and Controller
-----------------------------------
           Frank L. Pepe
  (Principal Accounting Officer)



       /s/ Bruce C. Long              Executive Vice President, Equity Products
-----------------------------------   and Director
          Bruce C. Long



      /s/ Philip H. Dutter*           Director
-----------------------------------
         Philip H. Dutter


      /s/ Arthur V. Ferrara*          Director
-----------------------------------
         Arthur V. Ferrara


         /s/ Leo R. Futia*            Director
-----------------------------------
           Leo R. Futia


     /s/ Peter L. Hutchings*          Director
-----------------------------------
        Peter L. Hutchings


      /s/ William C. Warren*          Director
-----------------------------------
         William C. Warren



*By:    /s/ Richard T. Potter, Jr.                      Date: April 6, 2000
      ---------------------------------
          Richard T. Potter, Jr.
        Vice President and Counsel
      Pursuant to Power of Attorney

                         THE GUARDIAN SEPARATE ACCOUNT N

                                  EXHIBIT INDEX

Exhibit
Number                       Description                                   Page*


3(a)           Opinion of Richard T. Potter, Jr., Esq.

3(b)           Consent of Richard T. Potter, Jr., Esq.

6.             Opinion and Consent of Charles G. Fisher, F.S.A.

7.             Consent of PricewaterhouseCoopers LLP

8.             Powers of Attorney